EXHIBIT 99.1

CGI Group Inc.

2016 Annual Report

CGI’s 2016 Annual Report is comprised

of two separate volumes:

Volume 1: 2016 Annual Review

&

Volume 2: Fiscal 2016 Results

Volume 1 of the Annual Report

follows this page.

(this page does not form part of the Annual Report)

HIGH-END BUSINESS AND IT CONSULTING SYSTEMS INTEGRATION TRANSFORMATIONAL OUTSOURCING IP-BASED SERVICES AND SOLUTIONS 2016 Annual Review Your end-to-end partner in digital transformation CGI Experience the commitment

At CGI, we‘re building upon a 40 year history of listening to the needs of our clients, innovating together to create business value, leading the industry to help clients with their digital transformation, and delivering to achieve stakeholders‘ long-term success. This 2016 Annual Review showcases how we serve as our clients‘ partner and expert of choice via our unique proximity model in helping drive forward their end-to-end digital transformation. End-to-end digital transformation: Through our end-to-end services and solutions, we deliver digital strategies and technologies and connect them to legacy systems to help clients transform how they operate and engage with digital customers and citizens. Client proximity: CGI‘s client proximity model fosters deep understanding of clients‘ businesses and strong relationships to provide best-if t digital transformation solutions, supported by our global delivery capabilities and in-depth industry and technology expertise.

DREAM INSPIRED. CLIENT DRIVEN. Since our founding in 1976, we?ve seen computers come out of labs and into our offices, our homes and our pockets. We?ve watched our connected world get smaller and smaller, transcending cultures, languages and borders. We?ve seen bubbles, booms and busts— and, through it all, we?ve helped our clients persevere and grow. Today, we help businesses efficiently and securely move the money that moves the goods that benefit people, communities, countries and continents. We help people save for homes and an education, and provide a safe and secure financial future for their families. We help governments meet the everyday needs of their citizens, supporting a backbone of services that enable healthcare, justice and transportation systems. We help clients maximize the technologies that run their business and then help them change their business by moving through the doors the digital world has opened. We accomplish all this and more through our people. Committed and creative, CGI members understand our clients? business and the technology that drives forward their digital transformation. We are inspired by the CGI Dream. To create an environment in which we enjoy working together and, As owners, contribute to building a company we can be proud of. We are driven to help our clients succeed. Watch the video at cgi.com/driven.

2016 ANNUAL REVIEW WE LISTEN. WE INNOVATE. WE LEAD. WE DELIVER. CONTENTS Built to grow and last Founder and Executive Chairman of the Board Serge Godin and President and Chief Executive Officer George D. Schindler CGI by the numbers Our client commitment To listen To innovate To lead To deliver About CGI Global footprint Leadership team Our strong foundation CGI in our communities

Built to grow and last Serge Godin, George D. Schindler, Founder and Executive Chairman President and Chief Executive Officer of the Board

It‘s an extraordinary time to be in‘business. The digital needs of customers and citizens are bringing about the transformation of commercial and government organizations around the world- and CGI is at the forefront of this change, serving as a leading IT services partner and expert of choice to support our clients‘ journeys. As we look ahead, Serge Godin and George D. Schindler share how CGI is best positioned to help our clients transform to become customer-centric, digital enterprises. George was appointed as the third President and CEO in CGI‘s 40‘year history. How‘does this change affect CGI‘s stakeholders‘ Serge: When I founded CGI in 1976, my objective was to build a company where our professionals, whom we call members, share in the same CGI Dream: ‘To create an environment in which we enjoy working together and, as owners, contribute to building a‘company we can be proud of.‘ From this ambition, we have built a company that operates based on a uniform set of values, policies, frameworks, processes, operational principles and measures, which make up the CGI Management Foundation. This Foundation provides for the consistent, high-quality execution of our commitments to our three stakeholders- clients, members and shareholders- no matter where CGI operates in the world. George becoming CEO does not represent a change but a continuation of CGI‘s ongoing commitment to being the best in the industry- a partner and expert of choice to our clients, a rewarding place in which to build a career for our members, and a long-term profitable investment for our shareholders. With 30‘years of experience, George has successfully managed large operations in IT‘and management consulting. He joined CGI in‘2004 and has led our U.S. business, North‘American operations and, most recently as Chief Operating Officer, all global operations reported to him. I have every confidence that as CEO, George is the right leader at the right time to continue our track record of delivering on our promises to all‘stakeholders. George: I feel deeply privileged to serve as just the third CEO of CGI- and to do so during such a dynamic time in our industry. Our clients are asking for our help as they work to digitally transform to meet the needs of their customers and citizens, and technology plays a central role in supporting them as it moves from being an enabler to a‘driver of this change. Digital transformation offers our stakeholders endless opportunities to grow. I thank Serge and the Board for their confidence, and look forward to continuing to execute CGI‘s Build and Buy profitable growth strategy and taking CGI forward as clients‘ trusted and innovative partner on the digital journey ahead. Another milestone from this year is the publication of the CGI Global 1000, which is an outlook on trends and priorities from more than 1,000‘in-person conversations with business and technology client executives. What did we learn and how do the findings help shape our strategy‘ George: Every year as part of CGI‘s strategic planning process, we meet in person with business and technology executives to discuss the trends influencing their industries and their key strategic initiatives. We analyze the findings to develop CGI insights and a comprehensive global outlook that we then share with each participating executive. This year, given the clear and compounding trends over the years surrounding the digital agenda globally, we published a report for the benefit of all existing and prospective clients. This outlook is then reflected in our strategic plans to ensure we are best positioned to meet client demand and, as a result, drive value for all CGI stakeholders.

“CGI is one of the few global firms with the talent, scale and end-to-end services and solutions necessary to help clients succeed holistically with their digital transformation.” In 2016, our clients across the industries we serve said that digital transformation is no longer just an enabler but a driver of their business. More than 70% of leaders cited the pressures from the rapid rise in influence of digital customers and citizens as their top trend. This represents a significant shift in thinking in terms of how clients run, change and grow their organizations. They must modernize and transform today’s legacy assets and connect them to digital business and operating models. Serge: We are the only IT services company that engages in such a comprehensive process to identify the top trends and priorities that are most significant to our clients. We also engage members and shareholders in the strategic planning process, ensuring they have a voice on how to continually advance our strategic goals. These consultations are reflective of our strong culture in which we continuously refine and evolve our strategy to meet the needs of our three stakeholders. In addition to these consultations, we also conduct ongoing satisfaction assessments of each stakeholder group to measure our performance. This ongoing consultation and measurement with a focus on seeking the best equilibrium between our three stakeholders are what produce the best results over the long term. Why is CGI in the best position to serve as clients digital transformation partner and expert of choice George: Clients have a competitive urgency to become digital in a sustainable way. They realize they need to invest in the digital future and transform their organizations across the people, process and technology areas of their business. CGI is one of the few global firms with the talent, scale and end-to-end services and solutions necessary to help clients succeed holistically. Our client proximity model fosters a deep understanding of clients businesses and strong relationships to build best-fit innovative digital solutions, supported by our global delivery model that brings forward industry and technology expertise. On the Build side of our strategy, we exploit four strategic levers to help them become digital organizations: High-end business and IT consulting with a focus on digital Systems integration to connect legacy assets with digital business and operating models Transformational outsourcing to improve both how they run and change their organizations Intellectual property that acts as a digital business accelerator This is an extraordinary time to be in business, and change will continue to happen faster and more expansively than ever before. CGI has all the capabilities required to help clients create a clear, customer-focused vision; a digital-first culture; and an operating model that will deliver accelerated and ongoing value. Serge: The CGI Management Foundation that I discussed earlier is a differentiator and success factor in helping clients transform. Operational discipline is part of CGI’s DNA, and the Foundation has and will continue to serve as a platform for accelerated growth over the years to come. When a client partners with CGI, they can be assured that our model is focused on providing them with the best value, both in terms of project delivery and in bringing forward innovative services and solutions designed specifically to address their industry and market needs. George: On the Buy side, we focus on both transformational deals to further expand our geographic scale and niche acquisitions to strengthen our local proximity metro markets. Together, these two pillars bolster our industry expertise, services and solutions so we can continuously add new capabilities to best serve our clients and help them succeed in a digital world.

2016 ANNUAL REVIEW This year’s Annual Review is focused on how CGI listens, innovates, leads and delivers. Can you share a few words on why these four attributes are so important George: Today, we partner with clients on their most strategic and visible initiatives, helping to protect, grow, improve, develop and innovate the technology that runs their business. This Annual Review demonstrates how we listen to our stakeholders perspectives, innovate to solve complex challenges and create new opportunities, lead through our industry and domain expertise, and deliver through operational excellence. Reading through this Annual Review provides a demonstration of how CGI helps clients realize the promises of digital transformation. We thank our clients and shareholders for choosing CGI. Our 68,000 members are committed to striving each day to continue earning your trust and loyalty. We look forward to working together with our clients to gain from the opportunities that our digitally connected world will bring us. Now that CGI has been in business for more than four decades, what can clients, members and shareholders expect in the years to come Serge: As George mentions, it is a rewarding time to be in the IT services industry. Our long-term commitment to serving our stakeholders is only accelerating as we support clients with their digital transformation. CGI is an institution built to grow and last. As I look ahead to our next 40 years in business, we will continue to be a consolidator within the industry, always evolving to best serve our stakeholders needs. Our stakeholders can expect to continue to benefit from CGI’s deep commitment to their success, no matter the economic environment and the business and technology trends leading them forward. To all those with whom we have had the privilege of working, thank you. I look forward with great anticipation to the value we will continue to create for all of our stakeholders in the years to come. “Our stakeholders can expect to continue to benefit from CGI’s deep commitment to their success, no matter the economic environment and the business and technology trends leading them forward.”

CGI by the CGI 2016 numbers AR.pdf CGI is a financially strong and growing company. At CGI, financial strength is not an objective, but a duty—a responsibility that each of our professionals takes seriously. In fact, financial strength is one of our core values. It enables us to continuously invest in the best services and solutions that benefit our clients, support our members in their continuous development, and sustain long-term growth and superior returns for our shareholders. Our global reach combined with our proximity model of serving clients from hundreds of metro markets around the world provides the scale and immediacy required to rapidly respond to clients digital transformation needs. Our experts apply deep industry and technology expertise to help clients innovate to deliver great value to their customers and citizens.

2016 ANNUAL REVIEW

Fiscal 2016 year-over-year results

Revenue	Backlog	Bookings	Net earnings	EPS (diluted)	Cash flow from operations
$10.7B	$20.9B	$11.7B	$1.1B	$3.42	$1.3B
up 3.9%	up $181.8M	110% of revenue	up 9.3%	up 12.5%	up 3.4%

History of profitable growth

CGI has experienced significant growth through the disciplined execution of our Build and Buy profitable growth strategy—growth that has been key to fulfilling our vision of being a global world-class information technology and business process services leader helping our clients succeed.


$70
$60
$50
$40
$30
$20
$10
Since our initial public offering in 1986, we have provided an average return of **19%**.
Members: 450
Revenue: $22M
Share price: $0.41
Members: 1,800
Revenue: $122M
Share price: $0.42
Members: 25,000
Revenue: $3.5B
Share price: $7.32
Members: 68,000
Revenue: $10.7B
Share price: $62.49
Stock price adjusted for stock splits
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2016

Global footprint

- One of the largest IT and business process services companies in the world
- 68,000 professionals (80% are shareholders)
- Geographic footprint that accounts for 81% of IT spend worldwide
- 10 focused industry segments that represent 100% of IT spend worldwide
- Global delivery capabilities through centers located on 5 continents

Offerings

- High-end business and IT consulting
- Systems integration
- Transformational outsourcing
- 150+ IP-based services and solutions

Clients

- More than 5,000 clients across the globe in the commercial and public sectors
- 8.9 satisfaction score and 9.1 client loyalty score out of 10 based upon 6,378 signed assessments
- Strong investment of $350M in the operations, such as in our innovation, cybersecurity, robotics and automation programs, to drive further digital transformation capabilities

All figures in Canadian dollars

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We listen. Listening is built into CGI’s DNA We invest in listening to our clients, members and shareholders with one purpose in mind- to better understand how we can exceed their expectations and create ongoing value. We’ve learned throughout more than 40 years in business that the input of our stakeholders combined with the insights of our experts enables us to continuously improve to drive their success. For our clients, we invest in annual face-to-face conversations and ongoing client satisfaction assessments to give us a deep understanding of their challenges and opportunities. For our professionals, whom we call members, we conduct an annual consultation to solicit their ideas on how to better serve our clients and grow our business, and also measure their satisfaction throughout each year. For our shareholders, we hold hundreds of meetings and conduct an independent assessment every year to gain their insight for developing our strategy and improving our execution. Continuously and passionately listening to our stakeholders has enabled us to balance their interests and fulfill their needs. Ultimately, it’s been fundamental to helping our clients succeed, providing rewarding careers for our members and delivering superior returns to our shareholders.

2016 ANNUAL REVIEW CLIENTS Digitally transforming for the future- together In today’s digital world, technology has moved beyond its traditional role of enabling business to becoming a driver of business change. At CGI, we use advanced digital technologies and our industry expertise to support clients at every stage of their digital journey. Aligning our investments with clients top trends and priorities In 2016, as part of our annual Voice of Our Clients program, CGI met face-to-face with more than 1,000 business and IT leaders across 10 industries and 20 countries to hear their perspectives on the trends impacting their organizations and the implications these trends have on their businesses. In these in-depth conversations, we discussed their challenges and opportunities, as well as their business and IT priorities, budgets and plans. Each year, CGI incorporates the findings and insights from these conversations into our annual strategic planning process to help refine our thinking, inform our investments and evolve our strategy to better address clients evolving needs. We also share the results with participants to help guide their own strategic planning. This year, we went a step beyond and published the findings and insights in the 2016 2017 edition of the CGI Global 1000. The trends and priorities identified in this outlook reflect the acceleration of digital transformation across the industries we serve. Top 5 global industry trends 71% Rising influence of consumerization 62% Evolution of security from defense to differentiator 51% Relentless regulatory demands 34% Restructuring of industry business models 27% Emergence of IT as a driver of business change Top 5 global business priorities 62% Improve the customer experience/journey 52% Generate customer and business insights for better and faster decision-making 50% Collaborate internally and partner/acquire externally 50% Optimize and modernize to reduce the costs of running the organization (e.g., automation) 50% Protect the organization from cyber and other emerging trends Top 5 global IT priorities 75% Rationalize and modernize IT to reduce the costs of running the organization 56% Generate customer and business insights for better and faster decision-making 55% Protect the organization from cyber and other threats 46% Develop real-time, end-to-end digital processing 44% Adopt new delivery models (e.g., SaaS, PaaS, cloud, outsourcing)

WE LISTEN Commitment to continuous improvement Satisfying clients is our business. CGI’s commitment to client satisfaction and high-quality and innovative delivery is reflected in our high client satisfaction scores. At CGI, client satisfaction is a key indicator of our success and is carefully measured and managed on a continuous basis through a comprehensive Client Satisfaction Assessment Program (CSAP). As part of the CSAP, clients engage in regular in-person discussions with their account managers to discuss the level of satisfaction with the quality and value of services and expertise provided, identify areas for improvement, and promptly address new opportunities. In response, CGI makes ongoing adjustments to ensure service excellence. The collective results of these client satisfaction meetings across CGI lead to an overall report card on CGI’s performance that helps us to better understand our clients expectations and requirements and what more we can do to help clients achieve their digital transformation. 2016 Client Satisfaction Assessment Program (CSAP) highlights Number of CSAP surveys 6,378 Client loyalty 9.1/10 Industry knowledge 8.9/10 Expert of choice 8.9/10 Technology expertise 8.8/10 As a leader in food and pharmaceutical distribution in Quebec and Ontario, it’s important that Metro grows its competitive advantage by continuously driving customers satisfaction and long-term loyalty. CGI listens to and understands our business priorities and has served as our long-term IT services partner in supporting the efficiency of our back-end operations. Given our mutual trust and successful 15-year history, CGI is a natural partner to help execute our digital transformation roadmap. This year, CGI helped with the implementation and the launch of a comprehensive website and e-commerce service that will enable us to best support our customers as they increasingly choose to shop digitally. The partnership between Metro and CGI has enabled us to deliver a leading technological solution that offers a differentiated and streamlined experience. Marc Giroux, Senior Vice-President Metro Montrreal, Canada

MEMBERS 2016 ANNUAL REVIEW CGI’s client-driven talent approach CGI has a 40-year track record of investing in talent. Today, we’re 68,000 members strong, serving clients across the globe from hundreds of locations. At CGI, our talent strategy is 100% client centric. We align our hiring with the needs of our clients, and the process is owned by the business leaders closest to our clients. Key client-centric principles that define and guide our talent strategy include: Client proximity: Our members live and work near clients to provide a high level of accountability and responsiveness. Our local CGI team speaks the clients languages, understands their business, and collaborates to advance their goals. Global expertise: We complement client proximity with the sharing of expertise from CGI members around the world who bring ideas, best practices and solutions to local accounts. We offer best-fit global delivery options, including onsite, onshore, nearshore and offshore delivery. Ownership culture: CGI’s ownership culture is one of our key differentiators. An impressive 80% of members are CGI shareholders, reflecting a strong personal commitment to the company and our clients success. Learning and development: CGI invests in comprehensive learning and development programs through the CGI Leadership Institute to ensure our members build, maintain and increase the skills they need to respond to clients evolving digital needs. Talent integration: We successfully integrate talent into CGI, with half of our members joining the company through acquisitions or large outsourcing engagements. Our proven practices ensure seamless integrations, with significant value-add to our clients businesses. Another key principle is our commitment to listening to members and using their input to shape our strategy, offerings and delivery. This input has proved to be invaluable in aligning our business to client needs and exceeding expectations. CGI is focused on serving as clients partner and expert of choice. This requires the right talent- professionals with the experience and skills to build digital, customer-centric enterprises. At CGI, we invest in recruiting, training and retaining professionals with extensive industry and technology expertise. Through this investment, we help clients accelerate their digital transformation while achieving high client satisfaction and service excellence. We’ll continue to build our team in direct alignment with ensuring our clients success on their digital transformation journeys. Julie Godin Vice-Chair of the Board, Chief Planning and Administration Officer

WE LISTEN Client satisfaction drives member satisfaction CGI Year after year, members rate client satisfaction as key to their own work satisfaction. Through our Member Satisfaction Assessment Program (MSAP), members have the opportunity to provide input related to our client work and suggest ideas for improvement. The program also helps members- through continuous two-way dialogue- to build successful careers by assessing their satisfaction, goals and needs, and ensuring they receive the right support. In addition to the MSAP, CGI conducts an annual Member Consultation that solicits member input on the direction of our company, including how we can better serve clients. In 2016, 74% of members participated in the consultation and provided 51,000 suggestions and observations. As an integral part of our clients day-to-day operations, CGI members are in the best position to identify ways to help clients achieve their business goals. Our members are keen to apply their expertise to help clients implement digital strategies that accelerate their transformation. Their input on how we can continue to drive forward our clients success is applied to our business plans to ensure we’re well positioned to address client needs in the year ahead and beyond. 2016 Member Satisfaction Assessment Program (MSAP) highlights Number of MSAP surveys 45,127 Commitment to the company 8.4/10 Client satisfaction provides 8.6/10 8.3/10 work satisfaction Living the company’s values Every year CGI hosts the Annual Tour to launch our business plans across the company. A key part of our strategic planning process, the global event provides an opportunity for leaders to meet with members to share our strategic priorities and engage in two-way dialogue about our performance and future course. Through this in-person gathering, our members gain a greater understanding of our business and clients, equipping them to help improve our performance and better respond to client needs. The event also ensures alignment on the company’s strategic priorities and understanding of the goals to pursue, as a team, during the coming year. CGI’s Annual Tour: Aligning members with our strategic direction Montrreal, Canada Bordeaux, France 12

SHAREHOLDERS Executing a growth strategy to best serve as clients’ partner of choice In the IT industry, companies come and go. CGI is the exception. Our Build and Buy growth strategy is central to ensuring we satisfy the needs of our clients, offer rewarding careers for our members, and provide a superior return over time for our shareholders. As market conditions increasingly favor consolidation, CGI will continue to execute our strategy to meet client demand for global partners. On the Build side, we invest in our end-to-end digital transformation capabilities, including high-end consulting, systems integration, transformational outsourcing and digital intellectual property (IP), with IP representing 20% of CGI’s revenue. In fiscal 2016, CGI’s book-to-bill ratio was 110%, and 57% of bookings included extensions and renewals, and 43% represented new business. On the Buy side, we focus on large, transformational acquisitions to further expand our geographic presence and critical mass, and small, niche acquisitions that provide deep local relationships, rich industry expertise, and digital transformation skillsets. These opportunities are identified through our client conversations and CGI Global 1000 insights (see pages 9 and 10). This year, we made the following strategic niche acquisitions: JSL, a ?leading Toronto-based consultancy specializing in banking and agile development; Alcyane, a French high-end consulting firm, also specializing in banking; and Collaborative Consulting, a Boston-based consulting firm with a focus on digital solutions, particularly in the areas of financial services and life sciences. Both sides of the strategy complement one another: We build organically to invest on the Build side, while the Buy side drives organic growth by offering clients additional resources and capabilities. CGI is well recognized by the investment community for this strategy, and our financial strength will continue to support CGI’s ability to help clients drive forward their digital transformation. 2016 Shareholder Satisfaction Assessment Program (SSAP) highlights Number of investor meetings 223 M&A execution 8.9/10 Operational discipline 9.4/10 Credibility 8.9/10 Rotterdam, Netherlands Stockholm, Sweden This year’s event- Dream inspired. Client driven.- placed an emphasis on how CGI members are driven to help bring our clients digital transformation dreams to life. The gathering brought together CGI professionals from across our global operations. 37,000 participants | 18 countries | 4 days | 11 global broadcasts Throughout the Annual Tour, members were invited to share stories of how they are collaborating across the globe to bring forward the full strength of CGI’s digital capabilities to benefit our clients. These stories provided further demonstration of how the work we do helps clients satisfy their digital customers and citizens. 13

We innovate. Aligning innovation programs and investments to the needs of our clients CGI is a trusted partner with more than 40 years of experience in delivering innovative, client-inspired business solutions. These solutions accelerate our clients digital transformation and enable them to achieve their goals faster with reduced risk and enduring results. From the creation of a new solution to the ongoing evolution of our top commercial intellectual property (IP), CGI uses the CGI Global 1000 outlook- insights from our annual 1,000 in-person conversations with business and IT leaders- and our day-to-day work with clients to inform our investments. Helping a Swedish biobank benefit from 3D modeling Working in an environment with extreme conditions creates great demands. Every day, we handle several hundred samples stored at minus 80 degrees Celsius. Up to now, there has been no means to meet these conditions and provide support in our daily work. Together with CGI and HoloLens, we see several opportunities that can contribute to the efficiency and management of these important research samples while the working environment for our employees greatly improves. This is a very exciting project for us that also might lead to many new ideas and applications in healthcare and research. Jenny kerblom, Department Head Biobank North, V sterbotten County Council Ume, Sweden 14

2016 ANNUAL REVIEW

TURNING IDEAS INTO OUTCOMES

Programs that harness, generate, assess and fund innovation

CGI's **Innovation, Creativity and Experimentation (ICE) program** is a cross-company initiative that harnesses new solutions to help clients with their digital transformation.

Through "calls to action," CGI professionals submit ideas to solve a business challenge, and the best ideas are funded to create proofs of concept and demos for clients. Proven solutions are then further developed to become part of the CGI commercial intellectual property (IP) portfolio. To further support client innovation, CGI also runs an **On-the-Job Innovation program** to harvest ideas from proposals and from those ideas developed while working on a client project.

Learn more at cgi.com/innovation.

Innovation, Creativity and Experimentation (ICE) program highlights

61 calls to action 2,782 ideas submitted 40 ideas funded

In 2016, funded ideas included…

Automation and artificial intelligence	• **Genomics as a service** offering that supports improved diagnostic decisions • **Migration management tool** that allows IT infrastructure modernization projects to be completed with cost and time efficiencies • **Automated incident response management platform** to speed IT and security incident responses through machine learning, analytics and automation technologies
Customer experience and digital insights	• **Digital retail queue mobile app** to enable retailers to digitalize the in-store shopping experience, such as finding the least congested checkout, scheduling an appointment with a sales clerk, and self-returning a product • **BIBO ("Be-In, Be-Out") charging model** to enable train passengers to pay fares on the move • **Digital municipal services** to provide governments with a pre-packaged suite of standardized services offered via SaaS • **Public services app** to alert citizens of nearby public services and enable them to make suggestions or report issues • **Trusted digital services solution** through scalable/adaptive cloud brokerage services to integrate identity, authentication, multilevel electronic/digital signatures, transaction management, certification and safekeeping of reliable original or official electronic records
Cybersecurity	• **Car2Car certificate service** to enable secure, encrypted communications based on new automotive standards • **Cybersecurity monitoring** to apply data analysis and predictive modeling to improve operational efficiency and effectiveness within clients' cyber analytics capability
Internet of Things (IoT) and intelligent machines	• **Asset-finding digital tool** to attach iBeacon transmitters to mobile resources to help hospitals quickly locate equipment and measure equipment performance • **Automated identification technology (AIT) solution** to provide data exchange between legacy enterprise systems on a secure IoT and SaaS platform • **Remote monitoring** of high-value assets through the research and development of long-range wireless communications
Trade finance transformation	• **Automated decision tree** for CGI's trade and transaction reporting services to provide clients with end-to-end regulatory reporting • **Blockchain for trade finance** to store invoice assets and track their status, enabling banks to validate if another bank has already financed them to avoid duplicate financing
Digital insights	• **Analytics as a service** platform that extracts meaningful data while reducing IT and business process development time • **Digital collaboration platform** that enables organizations to share agreed data without the overhead of changing legacy systems or creating a new data warehouse • **CGI platform for Microsoft® HoloLens™** to create "information boxes" that display valuable data and to detect and fix data errors automatically while improving the visualization of tasks

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WE INNOVATE ICE PROGRAM SPOTLIGHT Driving savings and increasing productivity in running clients operations Robotics process automation Clients seek solutions that will help them better run, change and grow their businesses as they work to become more digital to meet customer and citizen demands. One way they can achieve this is through robotics process automation- or RPA. In August 2016, CIBC World Markets cited that CGI is well positioned to benefit from this technology in an equity research report titled, Leveraging Robotics And AI To Drive New Opportunities. To support clients and further CGI’s market position, the ICE program funded two RPA ideas that became solutions to automate the filtering, aggregation and identification of IT events and to manage IT and security incident responses. Proofs of concept were run with several clients, demonstrating successful outcomes such as self-healing workflows and service request automation. ? CGI has initiatives such as its central ICE (Innovation, Creativity, Experimentation) programme, plus a central investment committee that all service managers are part of which helps determine the direction. It is investing in digital IP by modernising existing assets (e.g. adding automation around processes, building SaaS solutions, adding BI and IoT capabilities, and paying a lot of attention to visualisation). ? Source: Digital Transitions Supplier Progress: CGI (TechMarketView— ESASViews, February?2016)

POWERING CLIENTS BUSINESSES WITH PROVEN IP Accelerating digital transformation through CGI’s business solutions We offer client-driven intellectual property (IP) solutions that include commercial software applications and digital enablers (reusable frameworks, tools and methodologies) that represent years of continuous investment in capturing our industry and technology expertise. These solutions, which include cloud/SaaS, mobility, IoT, data analytics and cybersecurity capabilities, are at the heart of CGI’s end-to-end offerings, which include business process services delivered by highly skilled professionals to increase our clients efficiency, services and savings. During 2016, we focused on the IP global initiative, which takes proven solutions within a local market and expands their footprint to benefit additional geographies and industries. Through the initiative, more clients benefitted from CGI’s time-tested, repeatable and differentiated IP. In addition, we continued our focus on pulling together robust IP and business architectures to provide clients with comprehensive offerings most critical to addressing their needs, such as: The Protect the Bank offering leverages key CGI IP solutions, such as our HotScan filtering software, with a number of digital enablers (cyber protection, command and control, artificial intelligence, intelligent self-learning and big data) to help banks drive efficiency and effectiveness in protecting against financial crime. The Protect the Payer solution suite draws on our experience in recovering $2.5 billion of improperly paid health claims and combines key CGI IP, such as our data-driven CGI ProperPay solution for claims fraud, waste and abuse, along with our HotScan filtering software and cybersecurity solutions, backed by CGI’s audit services. The Future Cities solution suite supports local governments in building smarter, more sustainable cities through a robust suite of IP services and solutions that support citizen participation, energy management, government administration, health and social services, education, public safety, transformation and tourism, recreation and culture. 17

WE INNOVATE 2016 business solution highlights Portfolio of 150+ mission-critical IP solutions Representative sampling of CGI’s digital IP footprint: CGI Atlas360 is used in 100 locations and 70 countries to provide a cost-efficient, global contact center network via SaaS and omni-channel customer relationship management solutions. Leveraged by clients across industries and geographies, CGI Collections360 is a comprehensive managed services approach to collections and recovery that combines software, business processes and IT services to manage and improve the collections life cycle for commercial and government organizations. CGI Trade360 supports global trade services for more than 33,000 portal users in 90 countries. CGI CommunityCare360 is a patient-centric care management solution used by more than 10,000 clinicians and mobile care workers, increasing time dedicated to in-home patients by up to 65%. With nearly 100 client implementations, Ratabase provides insurance rating and underwriting software across personal and commercial lines of business. CGI Unify360 is an integrated suite of software, services and tools- including a backbone of analytics, automation and robotics- that provides for the unified management of clients hybrid IT environments and enables improved service quality and operational efficiency. Utilities solutions include the Asset Resource Management (ARM) and Pragma solution suites, which provide asset, outage and mobile workforce management for some of the largest electric utilities in the world; Sm@rtering, which enables meter data management (MDM), data collection, network supervision and other smart grid functionalities; and RMS (Renewables Management System) for the supervision, control and analysis of renewable power plants. View more CGI IP at cgi.com/solutions. 18

2016 ANNUAL REVIEW SOLUTION SPOTLIGHT Evolving with the needs of our clients CGI Advantage enterprise resource planning CGI Advantage ERP represents CGI’s largest IP solution, and it continues to grow. Our first client was the City of New York 40 years ago, and today the solution is a digital accelerator for hundreds of state and local government ERP programs in the United States. Listening to our clients, we have continuously evolved CGI Advantage. Its next major release will include further digital transformation functionality, such as an enhanced user experience based on responsive design and the integration of leading data analytics capabilities. As a testament to the solution’s continuous growth and evolution, CGI renews and adds new clients to its expansive user base on an ongoing basis. In September 2016, for example, CGI announced that it had been awarded a contract to maintain and modernize financial management systems for the State of Maine through 2026. CGI will provide managed services and solutions that strengthen cloud security, improve financial management and streamline case workflow for 139 state agencies. The media announcement included this testimonial: The state will benefit from CGI’s innovative private-cloud approach to reduce risk and deliver to our needs. The solution offered us the ability to leverage CGI’s knowledge and experience without the need for us to provide our own infrastructure, security or technical expertise. This approach provides us the greatest level of efficiency and keeps our focus and attention on serving the needs of the state. Doug Cotnoir, State Controller State of Maine Augusta, Maine, United States

WE INNOVATE INNOVATING WITH AND CGI 2016 FOR AR.pdf OUR CLIENTS Sharing best practices through CGI and industry conferences At CGI, client projects make up our shop floor and, through these projects, we innovate together with clients to digitally transform their businesses. At the core of this co-innovation with clients is engaging regularly through our Client Partnership Management Framework and Voice of Our Clients program (see pages 9-10). We also engage through leading user conferences, industry events and more. Here are some example events: CLIENT CONFERENCES CGI Forum: Every year, the CGI Forum brings together CGI Advantage users to share best practices for maximizing their investment in this leading, built-for-government solution. In 2016, 380 clients attended, taking advantage of more than 80 educational sessions. Innovations (Credit Management Conference): Nearly 200 clients attended CGI’s annual Innovations conference in 2016 to learn more about credit and default management trends, best practices and solutions. Key focus areas included operations, fraud prevention, lending and risk management. Ratkaisu: CGI’s business unit in Finland organizes the Ratkaisu (English meaning Solution) event each year to bring together clients and prospects to discuss key trends such as digitalization, cybersecurity, innovation and the customer experience. In 2016, the event- A Digital Journey - brought together more than 1,000 clients, prospects, partners and CGI subject matter experts to discuss innovative ideas for how clients can accelerate their digital transformation. The in-person event also brought the conversation into digital channels, with #Ratkaisu16 being the most popular hashtag in Finland on the day of the event.

INDUSTRY EVENTS 2016 ANNUAL REVIEW HIMSS: CGI participates in HIMSS (Health Information and Management Systems Society)- the health information management industry’s largest annual conference and exhibition. CGI health experts present the latest innovations in health IT. In 2016, they showed clients how CGI can help deliver safer, more cost-effective and personalized care through digital technologies such as next-generation analytics, cybersecurity and cyberprivacy. Sibos: Sibos is attended by thousands of finance leaders from across the globe. Our experts participate in the event each year, hosting educational and networking sessions that cover key trends and related CGI offerings. During the 2016 event, CGI announced our Protect the Bank offering and released two industry-leading studies- the Global Transaction Banking Survey and FinTech Disruption in Financial Services. CGI experts and clients meet at the CGI booth at Sibos 2016 in Geneva, Switzerland. CGI’s Ratkaisu16 conference held in Helsinki, Finland, brought together executives from Finland’s commercial and government organizations with CGI leaders and experts to discuss innovative ideas for how clients and prospects can accelerate their digital transformation.

We lead. Bringing legacy and digital together to drive enterprise-wide transformation Our face-to-face interviews with more than 1,000 business and IT leaders in 2016 revealed an accelerated focus on integrating legacy and digital technologies to deliver enterprise-wide change in today’s digital world. CGI applies our industry knowledge and technology expertise to help clients navigate the complexity of digitalization across people, processes and technology and create strategic advantage.

2016 ANNUAL REVIEW

INDUSTRY EXPERTISE

Industries are digitally transforming at different paces

Sixty percent of business and technology executives as shared in the CGI Global 1000 outlook said their organizations are in the early stages of digital transformation.

The CGI Global 1000 outlook explores the findings and insights across our 10 focused industries as organized against the digital transformation S-curve as seen at right. An organization's climb up the S-curve depends on the market dynamics of its industry and the nature of its business. Organizations within consumer-intensive industries are ahead of the pack in terms of their progress, followed by asset-intensive and risk- and investment-intensive industries, respectively.

The outlook (see page 47) draws out the similarities and differences of these industries in terms of trends, priorities and plans. In this Annual Review, we share examples of how we are a leading IT services partner to the industries we serve and how we are helping to lead their digital transformation.


CONSUMER INTENSIVE
BUSINESS INTENSIVE
RISK & INVESTMENT INTENSIVE
Business Urgency
Communications
Banking
Retail
Manufacturing
Transport & Logistics
Utilities
Government
Insurance
Healthcare
Political Urgency
Oil & Gas

CGI is helping to lead clients on their digital transformation journeys

We understand our clients' digital challenges and opportunities, and are working closely with them to define and implement digital strategies and roadmaps.

Consumer-intensive industries

Banking, communications, retail and consumer services

Organizations in consumer-intensive industries are experiencing a high urgency to digitally transform their business models to meet increasing customer demands for new products and services, as well as omni-channel, real-time and personalized service delivery. CGI works with banks, communications service providers (CSPs) and retailers across the globe to help them win the battle for today's digital customer.

Banking

- We serve **22 of the top 30** banks globally and **23 of the top 25** banks in both North America and Europe.
- We've completed **350+ implementations** of our collections, recoveries and loan origination solutions.
- **CGI Trade360** supports global trade finance for **33,000+ portal users in 90+ countries**.
- Nearly **$1.6 trillion** in assets are managed through CGI's portfolio management, investment fund and asset management solutions.
- CGI has been **leading global payments infrastructure for over 40 years**.
- We have worked with our **top 10 banking clients** as their strategic partner for an **average of 25 years**.

Communications

- We partner with **6 of the world's top CSPs** in support of their billing, order orchestration, revenue assurance or customer care transformation.
- CGI works closely with **Bell Canada** to create IT solutions that enhance efficiency, reduce costs and improve the customer experience at Canada's largest and fastest-growing communications company.
- We support **18 million+** active machine-to-machine devices globally, helping our clients to grow average revenue per user and diversify revenues.
- We manage **1 billion+** wireless call detail records every day for leading CSPs through network mediation systems, helping our clients optimize operations through re-engineering and process automation.

Retail and consumer services

- Our **4,300 retail professionals** support **700+ clients** globally across the retail, wholesale, consumer packaged goods and consumer services sectors.
- CGI partners with **6 of the largest grocery chains in Europe**, delivering omni-channel services and solutions that improve and enhance the customer experience.
- CGI has partnered with **5 of the world's top 10 luxury good brands**, improving personalization through the better use of data and analytics.
- Our world-class **Retail and Consumer Services Center of Excellence**, which incorporates the latest retail technologies and solutions, enables our clients to look into their future and understand the type of differentiated experience they can provide to their end customers.

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Asset-intensive industries Utilities, manufacturing, transportation Whether keeping the lights on, producing goods or transporting goods from one port to another, companies in asset-intensive industries must make massive operational investments and maintain complex technologies. CGI is helping them to reduce their run costs to free up investment for change through digital technologies, such as robotics, Internet of Things, cloud and mobility. Utilities We partner with 250+ electric, water and gas clients worldwide, as well as 8 of the 10 largest utilities in both Europe and North America. CGI designed and built 12 of the 18 central market systems in the world, with a majority still operated by CGI in multiple countries. Our smart data services for smart metering are deployed by a majority of UK electricity suppliers. CGI’s involvement with high-profile smart grid projects such as Low Carbon London has led to our recognition as a smart grid systems integrator worldwide. Our award-winning Renewables Management System (RMS) solution controls more than 7,000 turbines on 600 wind farms in 9 countries across the globe. Manufacturing We serve 700+ manufacturing clients in a wide range of sectors, including automotive, aerospace, high tech, mining, metals, pulp and paper, and chemicals. Our 2,800+ supply chain experts help clients drive down costs and increase productivity and agility to transform and grow. CGI’s Manufacturing Atlas methodology has helped hundreds of clients optimize manufacturing IT, drive operational excellence and enable greater personalization. For the past 17 years, we have tracked the latest trends in manufacturing execution systems (MES) through our MES product survey, which captures key data from 66 MES suppliers from around the world to help our clients and partners navigate this complex market. A Michelin partner for many years, CGI is working with Michelin to transform and optimize business processes and IT across customer services, including supply chain and logistics, and marketing and sales. Transportation, Post and Logistics We work with 207 clients in the post and logistics, aviation, rail, maritime, and road and regional transit sectors. CGI uses predictive analytics, mobile apps, gamification and sensor technology to help clients, such as Helsingin Bussiliikenne Oy (HelB), a bus operator in Helsinki, the City of Rotterdam and transport provider DHL Express in the Netherlands to reduce fuel consumption and carbon emissions and improve driver safety. CGI is supporting transport and logistics companies by using iBeacon technology to improve operational efficiencies and the customer experience. CGI helped Posti in Finland, for example, become the first in the world to integrate iBeacon technology for indoor parcel tracking, making it easier for customers to pick up and drop off parcels. WE LEAD 24

Using CGI Traffic360, we monitor more than 22,000 kilometers of tolled roads in the Czech Republic, Slovakia and Poland to ensure maximum toll collection. Pro Logistica is a CGI-built, enterprise-wide mobile retail solution used by 28 airlines worldwide that provides flexible mobile retailing functionality for managing onboard sales and stock movement. Our GO Airport Operations Suite offers a comprehensive business and technology platform used by 10 airports in Portugal serving approximately 39 million passengers per year to optimize airport operations management. We offer award-winning customer intelligence solutions, such as our mobile apps instep for train occupancy, My Train for train arrival and Helsinki Journey Planner for trip planning. Transforming legacy systems with digital solutions to drive operational excellence and customer satisfaction We turned to CGI for digital solutions and system integration and maintenance services to help streamline our power grid operations, as well as implement innovative mobile workforce management capabilities across the organization. CGI’s Pragma outage and workforce management solutions have played a key role in our strategy to transform our legacy electric power system into an intelligent, integrated and automated smart grid. Both solutions have enabled us to drive operational excellence, while reducing costs and delivering a higher level of customer engagement and satisfaction. David Thomas, Executive Corporate Technical Consultant, Strategic Systems EPB Chattanooga, Tennessee, United States Helping drive tangible innovation through CGI’s Retail and Consumer Services Center of Excellence In the retail industry, we hear much about technology, at times just for technology’s sake. But what is showcased here, is close— at least as close as possible— to the real in-store customer experience, and this allows us to visualize how clients can use these solutions and how it improves their experience. Medhi Zouari, Chief Digital Officer Auchan Lille, France The customer journey we experienced at the Center of Excellence highlights how technologies can be integrated. I found this extremely interesting. David Haverlant, Chief Information Officer Auchan Lille, France 25 2016 AN NUAL REVIEW

Risk- and investment-intensive industries Government, health, insurance, oil and gas Within risk- and investment-intensive industries, the urgency to digitally transform is driven by regulation and politics, as well as consumer or citizen demands. In addition, competition from new digital players is hindered by heavy regulation and high levels of required investment. Most organizations are in the digital race, but moving at a slower pace than organizations in other industries. CGI is partnering with them for the long term. Government CGI has partnered with 2,000+ national, state, provincial and local governments. CGI solutions have enabled U.S. public sector tax and revenue clients to collect $5 billion+ in additional revenues that otherwise would not have been collected. Our community policing solution, Burgernet, is a great success in the Netherlands, with 1.5 million+ people participating nationwide. CGI is part of the European Space Operations Centre team, which guided Rosetta’s Philae probe to land on a comet. We help clients support NATO’s Smart Defense approach through solutions such as a command and control collaboration portal that is interoperable in all NATO structures. Health Around the world we support 1,000+ health facilities, health plans serving 195 million+ people, and 3 million providers. CGI CommunityCare360 enables mobility and streamlines care delivery by connecting patients, clinicians, home care workers and first responders. It is used by more 10,000 clinicians and mobile care workers, increasing time dedicated to in-home patients by up to 65%. CGI ProperPay for reducing claims fraud, waste and abuse has helped payers recover $2.5 billion in lost payments due to improper claims. 200,000 professionals use our Sovera solution to improve efficiencies in managing 6 billion+ patient records. CGI’s e-CareLogic Integrated Clinical Electronic Records system integrates with various clinical systems within the hospital and across care settings, building a holistic view of patient data. Mypatient is the mobile version of this solution, providing clinicians with access to results on their mobile devices. We support 55 million+ Americans served by Medicare.gov, which has been made more accessible and customer-centric with the help of CGI. Insurance We work with 7 of the top 10 global insurers. CGI’s Ratabase rating and pricing engine has been successfully implemented for more than 100 P&C and life insurers. Ratabase received top honors from Celent in three of its four award categories in 2016, including Customer Base, Depth of Client Services and Breadth of Functionality, as cited in its report, North American Rating Engines: 2016 Property & Casualty ABCD Vendor View. We provide nearly 16 million risk information reports annually to insurers, brokers and agents. WE LEAD 26

We help insurers enter the world of cyber insurance through end-to-end services and solutions. We have worked with our top 30 insurance clients as their strategic partner for an average of 16 years. Oil and gas We are a partner to all oil and gas majors globally, providing services across the value chain, including exploration and production, refining, supply and distribution and B2B/B2C retail. CGI’s Exploration2Revenue (X2R) Business Suite delivers robust solutions for joint venture, land and production management using mobile, digital and cloud technologies. CGI systems process 1.5 billion fuel card transactions and manage $100 billion in fuel card payments per year. 95% of UK oil and gas offshore personnel movements are tracked by CGI’s VantagePoB solution. We are a cloud services provider for 30 upstream operators, managing more than 700 joint ventures. Leveraging transformational outsourcing and digital services to drive forward digital transformation We partnered with CGI in the outsourcing of our life and non-life insurance and administrative application services to boost our operational efficiency and provide even better services to our customers— and, as a result, reduced our application management and development costs and increased productivity. OP also is enhancing the agility of our functions with CGI’s help through the adoption of the scaled agile framework model (SAFe). We chose CGI because of its industry knowledge, scalability and international expertise, in addition to its ability to meet our high standards of service delivery excellence. Our partnership with CGI helps us to continue to take advantage of the new opportunities brought by digitalization so we can continue to be the best financial provider to our customers. Juho Malmberg, Chief Information Officer OP Financial Group Helsinki, Finland Developing a digital system that improves data insights and patient care This system has helped us greatly at Helsinki City Rescue Department as it gives us an effective tool for emergency care situations offering the same standard of service to all our patients. On a single emergency care situation it’s beneficial that the patient’s vital data can be measured by a multi-defibrillator and that together with the data entered by paramedics can be viewed in real time at the treating hospital. This allows the ER doctor in charge to easily get a snapshot of the patient’s situation and hence be fully prepared on arrival of the patient. Merlot Medi is one of the main reasons why our patients’ care has improved in recent years. Kari Porthan, EMS Chief Helsinki City Rescue Department Helsinki, Finland Merlot Medi was developed by CGI with the Hospital District of Helsinki and Uusimaa and Helsinki City Rescue Department. 27 2016 ANNUAL REVIEW

WE LEAD

Representative thought leadership

PROVIDING INSIGHTS FOR OUR CLIENTS

As digital transformation accelerates, CGI provides clients with insights into the latest industry and technology topics most important to their business. Each year, we produce a number of original reports—through our own research and in co-authorship with leading institutions—to capture the current state and the road ahead.

These reports, many of which are produced year-over-year, support our clients in informing their priorities and investments. As part of our commitment to being an expert of choice, CGI continuously works to provide thought leadership that addresses common challenges or opportunities facing our clients and proposing sound and successful solutions.

Representative research for 2016 includes:

Global


CGI
GLOBAL
1000
CGI

In 2016, we met in-person with 1,000+ business and technology leaders across 10 industries and 20 countries to discuss trends, challenges and priorities. The resulting insights formed the ***CGI Global 1000*** outlook, which shares the trends impacting clients' organizations and how they plan to address the challenges and opportunities through their business and technology priorities and plans.


FinTech
Disruption
CGI

CGI surveyed 1,670 bank consumers in 2016 to learn about their digital banking preferences and the implications for our bank clients. The CGI report, ***FinTech Disruption in Financial Services***, confirms that consumers want digital services from their current financial institutions.


GTNews
2016
Transaction Banking Survey
CGI

Since 2012, CGI has partnered with GTNews to conduct a global transaction banking survey that assesses the perspectives of both corporates and their banks. The ***2016 Transaction Banking Survey: Report of Survey Insights*** examines the relationship between corporates and banks, what banks see as their biggest barriers to growth, and how the implementation of the revised Payment Services Directive (PSD2) has had an impact on the industry.


Data to
Diamonds
CGI

CGI's ***Data to Diamonds*** book discusses in detail the transformation of data into value-driving products, services and insights. Authored by CGI's global digital insight experts, the 2016 edition points the way forward for businesses and government organizations looking to build stronger customer relationships, improve operations and generate new sources of revenue.



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France The 2016 edition of Barometre is based upon the insights gained from CGI’s Voice of Our Clients program’s face-to-face interviews with our clients in France. It highlights the digital innovations, challenges and priorities of the French market. Nordics For the 2016 CGI Nordic Citizen Survey, CGI surveyed 2,000 people aged 16-30 years across the Nordics to assess their expectations and preferences for digital services in the public sector. The report shares knowledge of these citizens’ digital lives and their willingness to engage with public services, and provides recommendations for how public organizations can make the most of this situation. United Kingdom In the 2016 report, Cyber Security in the Boardroom: UK plc at Risk, CGI, in conjunction with the Centre for Economics and Business Research, surveyed 150 business leaders from the UK’s largest commercial companies. The resulting report offers insight into how UK boardrooms prioritize, govern and invest in cybersecurity. United States The CGI-Governing Institute Guide to Cybersecurity as Risk Management: The Role of Elected Officials helps elected officials effectively combat cyber risks through assessing, identifying, analyzing and managing risks to the government enterprise. It spells out cyber risks and provides information to help public officials fulfill their responsibilities and safeguard their communities. CGI also maintains a series of global and country-level blog channels that cover top industry and technology topics. Discover our latest thinking at cgi.com/blogs. 29 2016 ANNUAL REVIEW

We deliver. Building on a foundation of operational excellence CGI clients want consistency of service wherever they engage us, whenever they engage us. In 2016, we continued our outstanding track record of on-time, within budget delivery as a result of our passion for excellence and alignment with the ISO-certified CGI Management Foundation. This Foundation gives us a common business language, standards and frameworks to conduct all operations consistently across the globe, with a focus on continuous improvement. 30

CASE STUDY California Franchise Tax Board Increasing revenue, transparency and taxpayer service Government agencies are optimizing business processes and modernizing their IT environments to free up resources for transformational programs. A case in point is the California Franchise Tax Board (FTB). As the second largest U.S. tax agency after the Internal Revenue Service, FTB handles 20 million tax returns and 80 million website visits each year. Since 2011, FTB has partnered with CGI to modernize its tax systems through the Enterprise-Data-to-Revenue (EDR) project. It is one of the largest IT projects for the State, touching nearly every taxpayer in California. The EDR project has successfully addressed business problems FTB hired CGI to achieve, including: Data availability: Returns are now corrected, payments and taxpayers are properly identified, more fraud goes detected, and cases are properly prioritized and assigned the most effective strategy and resources because more data is now available, shared and less costly to maintain. Filing business processes: Returns take less overall time to process, business changes take a shorter time to implement, data is captured, returns are corrected and performance can be monitored because return filing processes have been updated. System redundancy and reuse: Systems and functionality are less costly to develop and maintain because they are no longer redundant, have a common technology platform and are integrated. Filing self-services: Taxpayer self-services are no longer limited due to outdated technologies and limited security. Data analysis: Noncompliance discovery and fraud detection, tracking and prevention are improved through state of-the-art enterprise modeling. EDR is a continuous digitization project that replaces manual paper processes and uses leading data and analytics techniques to enable FTB to administer the tax system more effectively. It provides a common view of information to improve transparency and citizen service. To date, EDR revenue increases have exceeded targets, realizing $2.8 billion as of October 2016 and hitting its goal for the entire project early. As a performance-based, benefits-funded project, CGI services are paid from state revenue generated. HOLISTIC APPROACH Helping clients transform to become digital organizations end-to-end The CGI Global 1000 outlook reveals that our client executives are challenged to balance investments in running the business and those needed to change the business. With more than 40 years of experience, we have put in place the key building blocks to help clients succeed in a holistic manner at every point along their digital journeys: End-to-end services equip us to work with clients to design, build, secure and operate for their digital future Strong foundation enables us to deliver in a consistent and successful manner around the world Client proximity model co-locates our members with our clients, fostering and delivering innovation from the shop floor Enabling solutions help accelerate our clients’ digital transformation through CGI’s intellectual property, global delivery network, methodologies and strategic partnerships Talented professionals bring expertise and these capabilities to our clients each day The EDR project success is not a fluke. The CGI team has been successful due to strengths in five key areas. These include planning and phasing the project; effective processes, including risk management; teaming with the FTB staff; use of modern technology tools; and optimizing the solution for success and taxpayer needs. Cathy Cleek, Chief Information Officer California Franchise Tax Board Sacramento, California, United States 2016 ANNUAL REVIEW 31

Transport giant DB Schenker expands outsourcing agreement with CGI to cover more mission-critical applications It is extremely important to us that we have an IT partner that understands our business and can meet our need for modern, efficient and business-critical IT support. Tina Rundstrom, Senior Vice-President IT Sweden, DB Schenker, Gothenburg, Sweden ELEXON contracts CGI for three-year L20m business processing and IT outsourcing agreement This outsourced agreement with CGI provides significant expertise, capability and a modern, scalable infrastructure at highly competitive rates. We will save over 1 million annually in our fixed IT running costs, which is great news for our customers and demonstrates ELEXON’s ability to continue to deliver value for money to the industry. Mark Bygraves, CEO, ELEXON, London, United Kingdom Scottish Borders Council awards long-term L92 million outsourced digital services contract to CGI This is a landmark deal for the Scottish Borders as we join forces with one of the leading IT companies in the world to offer a once in a generation transformational opportunity for the region. David Parker, Scottish Borders Council Leader, Scotland, United Kingdom SNC Lavalin and CGI sign IT outsourcing agreement The agreement will yield an average annual savings of 20% in terms of our IT operating costs for the duration of the contract. This will enable us to reinvest to improve our competitiveness in the global engineering and construction marketplace. It is the first of many business improvement initiatives that will be completed as part of our Operational Excellence approach, which we launched at the end of March. Designed to improve our efficiency and execution, it will enable us to focus on what we do best— leveraging our global engineering and construction expertise to deliver on our clients specific needs. Neil Bruce, President and Chief Executive Officer, SNC Lavalin, Montreal, Canada CGI enters into 10-year modernization agreement with Sears Canada CGI’s long-term commitment, hands-on approach, and the alignment of the agreement with Sears Canada’s goals made CGI an ideal partner to provide technology support and services for our current platform. Becky Penrice, Executive Vice-President and Chief Operating Officer, Sears Canada Inc., Toronto, Canada CGI signs eight-year contract with La Banque Postale We’ve worked together for 12 years now, and CGI’s teams know how to organize and assist us to ensure that our major transformation projects are successful by helping us achieve greater flexibility for financing some of our key investments. Patrick Renouvin, Chief Information Officer, La Banque Postale and Reeau La Poste, Paris, France DCNS entrusts CGI with its technology support The approach proposed by CGI ensures a more appropriate allocation of our resources and an application support model focused much more on prevention and user satisfaction. Under the agreement, our partner is also committed to helping us achieve our overall performance objectives on a day-to-day basis. And, with its global presence, CGI is the ideal partner to help us achieve our ambitions by providing efficient, agile support for our international development strategy. Michele Fouchard, Chief Information Officer, DCNS, Brest, France Hydro Tasmania extends 15-year relationship with CGI Tasmania has the competitive advantage of being the nation’s renewable energy powerhouse, but it is important for us to manage risks and improve efficiencies in the highly competitive National Electricity Market given the current challenges facing the industry across the country. To date, our partnership with CGI has enabled us to focus on our core business and position us well for leaner financial times ahead. Luke Stow, Chief Information Officer, Hydro Tasmania, Melbourne, Australia WE DELIVER 2016 new business and renewal highlights Digital technologies are changing fundamentally how our clients operate and innovate. Throughout 2016, CGI began, extended and renewed client partnerships at all phases of their digital journeys, as reported in these sample media announcements: 32

2016 ANNUAL REVIEW

CGI realizes cross-channel e-commerce solution for mobilcom-debitel

"Our new e-commerce platform is the foundation for the further digitalization of our business model. With CGI, we have a partner that optimally supports us because they understand our organization and business requirements."

Florian Wolf, Head of IT Customer & Commerce Systems, mobilcom-debitel, Berlin, Germany

Awards recognize CGI as top tech integrator in government: Engagements in California and Kentucky earn Center for Digital Government honors

"From the first meeting, CGI performed as a true partner and collaborated with the City to establish a unified and cohesive City-CGI team. Our partnership on this innovative performance budgeting solution is putting the multiple benefits of centralization, standardization and automation to work for the City of Los Angeles. We are pleased to see the company receive this prestigious honor."

Ben Ceja, Assistant City Administrative Officer, City of Los Angeles, California, United States

"CGI not only provided an offering that addressed the Commonwealth's challenges, but also brought the staff and expertise required to deliver the project within budget and on schedule. Congratulations to CGI for this recognition as a best fit integrator. Working together, we are realizing DOR's vision of improved citizen service and increased revenue recovery."

Mark Gillim, Executive Director of the Office of Processing and Enforcement, Kentucky Department of Revenue, Frankfort, Kentucky, United States

DIGITAL EXPERTISE

Strategy and technology to create digitally connected enterprises

As an expert of choice, CGI helps clients maximize the benefits of digital technology identified in our CGI Global 1000 outlook as key enablers of transformation. Today, we partner with our clients to support their most strategic and visible initiatives to innovate and secure their mission-critical technology. The combination of listening, innovating and leading ensures operational excellence in delivering on-target solutions for our clients.

CGI's enablers of digital transformation

Enterprise transformation
• digital strategy and roadmap • human capital strategy • technology strategy and architecture

Customer-centric business transformation
• customer experience • innovation and collaboration • digital first customer • customer value

People, process and technology transformation
• digital insights • digital employee • intelligent automation • Internet of Things • SaaS • digital BPS

IT operating model transformation
• IT modernization • transformational outsourcing • cybersecurity • agile and DevOps • hybrid IT/cloud

CGI Global 1000 client insights

72% identified overcoming internal resistance to embedding a digital-first culture as the top barrier to implementing digital transformation

62% rated improve customer/citizen experience as their top business priority

76% plan to increase or maintain investment in changing their organizations including new digital services

75% cited rationalizing and modernizing IT to reduce costs as their top IT priority



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BEST-FIT DELIVERY Providing local accountability and global delivery CGI’s best-fit delivery model combines the deep talent pool of our extensive global delivery network with locally based teams to deliver competitive services that are highly responsive to client needs. Our client proximity model empowers local teams to develop strong client relationships and gain deep knowledge of our clients’ industries and businesses, as well as be firmly rooted in our clients’ markets and communities. These teams are backed by a comprehensive global delivery network of onshore, nearshore and offshore delivery technology and industry experts who operate seamlessly to provide consistent, high-value results. CGI is ranked as a Leader on The 2016 Global Outsourcing 100 of the International Association of Outsourcing Professionals giving CGI Sustained Excellence status for having made the GO100 list for 5 consecutive years. WE DELIVER 34

2016 highlights Global delivery CGI enhanced our global delivery capabilities and celebrated milestones and recognition, including: Marking 10 years of service from centers in Prague, Czech Republic, and Lebanon, Virginia, United States Receiving the Innovation and New Market award from the Chamber of Commerce and Industry of Shawinigan in recognition of CGI’s Shawinigan Center of Excellence in Quebec, Canada Dedicating our 50,000 square foot center in Lafayette, Louisiana, United States CGI’s arrival in Louisiana has helped elevate our state’s status as a leading destination for knowledge-based employers and the creative professionals who help them thrive. John Bel Edwards, Governor of Louisiana (from May 17, 2016, media announcement on the dedication) Hiring 500 members in South Wales, United Kingdom, where our team has been awarded both 5-Star Service Desk Certification from the Service Desk Institute (SDI) and Transformation Project of the Year at the DataCenter Dynamics EMEA Awards CGI is one of our Anchor Companies and I am delighted to hear it has already created hundreds of jobs well ahead of schedule. Edwina Hart, former Minister of Business, Enterprise, Technology and Science, South Wales (from March 31, 2016, media announcement to mark the milestone) Specialized expertise A Digital Transformation— Industrialization and Innovation Center of Excellence was established jointly in Montpellier and Toulouse, France, to drive forward clients’ digital transformation with the latest innovations in social, mobility, analytics, cloud and security (SMACS). Cybersecurity centers were opened in Finland, France, the Netherlands and the U.S., adding to our global network of security operations centers (SOCs) and security capabilities. Adding to our team CGI is committed to being a consolidator in the industry. We target firms identified by clients as partners of choice through the CGI Global 1000 insights to augment our metro market footprint and industry and digital capabilities. In 2016, key acquisitions included: Alcyane in Paris, providing consulting and applications services with an emphasis on investment banking to financial institutions in France and globally Collaborative Consulting in Boston, providing IT and consulting services capabilities throughout New England in areas such as business process and program management; IT strategy, performance and quality services; and end-to-end digital solutions JSL in Toronto, with deep relationships in Canada’s banks and strong capabilities in high-end IT consulting, including agile development Spotlight on Asia-Pacific In 2016, CGI’s Asia-Pacific delivery centers continued to expand their capabilities and grew by more than 20% to meet ever-growing demand from CGI clients. Solution architects and other experts from these centers play an integral role in working with our client-facing metro market teams to develop best-fit solutions for our clients. Key focus areas include: Information technology with vertical industry specialization Card-based systems Voice-based services and business process services 2016 ANNUAL REVIEW 35

GLOBAL FOOTPRINT

A strong local presence in hundreds of communities around the world



Juneau
CANADA
Edmonton
Saskatoon
Calgary
Regina
Vancouver
Victoria
Seattle
Olympia
UNITED STATES OF AMERICA
Minneapolis
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PUERTO RICO
BRAZIL
São Paulo
Mogi das Cruzes

cgi.com/offices

36

2016 ANNUAL REVIEW


Europe
Kiruna
Gällivare
FINLAND
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ESTONIA
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UNITED KINGDOM
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DENMARK
Herning
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NETHERLANDS
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FRANCE
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ITALY
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PORTUGAL
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MOROCCO


INDIA
Mumbai
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Chennai
Manila
PHILIPPINES
Kuala Lumpur
MALAYSIA
AUSTRALIA
Brisbane
Sydney
Melbourne
Hobart
Asia Pacific

37

LEADERSHIP TEAM

CGI's leadership team

Corporate services

Serge Godin
Founder and Executive Chairman of the Board

George D. Schindler
President and Chief Executive Officer

Julie Godin
Vice-Chair of the Board, Chief Planning and Administration Officer

Stuart A. Forman
Senior VP, Global Chief Information Officer

Luc Pinard
Executive VP, Corporate Performance

Stanley L. Sims
VP, Chief Security Officer

Global operations

ASIA PACIFIC

Colin Holgate
President

Rakesh Aerath
Multi-Industry and Government Delivery Center, India

Mark Aston
South East Asia

Robert Dewar
Australia

Vinayak Hegde
Financial Services Delivery Center, India

George Mattackal
Communication and Enterprise Services Delivery Center, India

Sridhar Ramamurthy
Global Technology Operations Delivery Center, India

Sudhir Subbaraman
Solutions Delivery Center, India

CANADA

Mark Boyajian
President

Réjean Bernard
Global Technology Operations

Christian G. Brosseau
Greater Montréal Financial Services

Chantal Buteau
Québec City

Lisa Carroll
National Capital Region

Shawn R. Derby
Western Canada

Michael Godin
Greater Montréal Commercial and Public Services

Marie T. MacDonald
Greater Toronto Commercial and Public Services

Jay MacIsaac
Atlantic Canada

Ramana Rayavarapu
Communications Services Business

Peter Sweers
Greater Toronto Banking and Global Wealth

EASTERN, CENTRAL AND SOUTHERN EUROPE

Doug McCuaig
President

Ron de Mos
Netherlands

José Carlos Gonçalves
Southern Europe and Brazil

Dariusz Gorzeń
Poland

Torsten Straß
Germany

Štefan Szabó
Czech Republic, Slovakia and Eastern Europe

Frank van Nistelrooij
Services to Shell

Ben Vicca
Belgium

FRANCE, LUXEMBOURG AND MOROCCO

Jean-Michel Baticle
President

Philippe Bouron
Business Consulting

Fabien Debû
East

Laurent Gerin
Innovation Center of Excellence

Stéphane Jaubert
Consumer Packaged Goods Retail and Manufacturing

David Kirchhoffer
Financial Services

Daniel Lecerf
North

Gilles Le Franc
West

Michel Malhomme
Global Delivery Center

Pierre-Dominique Martin
Transportation, Public Sector and Human Resources

Sassan Mohseni
Energy and Utilities, Telecommunications

38

2016 ANNUAL REVIEW

François Boulanger
Executive VP,
Chief Financial Officer

Kevin Linder
Senior VP, Corporate Controller

Steve Perron
Senior VP, Finance and Treasury

Guy Vigeant
Senior VP, Mergers and Acquisitions

Benoit Dubé
Executive VP,
Chief Legal Officer and Corporate Secretary

Lorne Gorber
Executive VP, Global Communications and Investor Relations

Tim Gregory
Executive VP, Business Engineering, Marketing and IP Strategy

NORDICS

Heikki Nikku
President

Pär Fors
Sweden

Tom Hauge
Norway

Leena-Mari Lähteenmaa
Global Technology Operations

Martin Petersen
Denmark

Tapio Volanen
Finland and Estonia

UNITED KINGDOM

Steve Thorn
President

David Fitzpatrick
Global Technology Operations

Matthew Grisoni
Oil, Gas and Consumer Services

Michael Herron
Health, Local Public Services and Scotland

Elwyn Jones
Central Government and Justice

Tara McGeehan
Energy, Utilities and Telecommunications

Neil Sadler
Banking and Financial Markets

Steve Smart
Space, Defence, National and Cyber Security

UNITED STATES

David L. Henderson
President

Lynne Bushey
Mid-Atlantic

Dave Delgado
West

Ned Hammond
Global Technology Operations and Onshore Delivery

Christopher James
Industry Solutions

Bill Robichaud
New England

John Roggemann
Central

Vijay Srinivasan
South

Steven Starace
East

Tim Hurlebaus
President, CGI Federal

Patrick Dougherty
Defense Programs

Candice Ling
Regulatory Agency Programs

Stephanie Mango
Security, Administrative, Judicial and Enforcement

Dave Ralston
Government Secure Solutions, CGI Inc.

George Strader
Health Compliance Programs

Kenyon Wells
International Diplomacy, Assistance and Commerce

39

The CGI Constitution While most companies have a vision and mission, CGI goes a step beyond. We have a company dream, which emphasizes the enjoyment and ownership principles essential to our success. The CGI Dream, together with our vision, mission and values, make up the CGI Constitution. With frameworks and programs founded upon this Constitution, CGI provides for the consistent growth that benefits our clients, members and shareholders. Our dream To create an environment in which we enjoy working together and, as owners, contribute to building a company we can be proud of. Our vision To be a global world class information technology and business process services leader helping our clients succeed. Our mission To help our clients succeed through outstanding quality, competence and objectivity, providing thought leadership and delivering the best services and solutions to fully satisfy client objectives in information technology, business processes and management. In all we do, we foster a culture of partnership, intrapreneurship, teamwork and integrity, building a global world class information technology and business process services company. Our values PARTNERSHIP AND QUALITY For us, partnership and quality are both a philosophy and a way of life. We constantly deepen our understanding of our clients business and we develop and follow the best management practices. We entrench these approaches into client relationship and service delivery frameworks in order to foster long term and strong partnerships with our clients. We listen to our clients and we are committed to their total satisfaction in everything we do. OBJECTIVITY AND INTEGRITY We exercise the highest degree of independent thinking in selecting the products, services and solutions we recommend to clients. In doing so, we adhere to the highest values of quality, objectivity and integrity. We do not accept any remuneration from suppliers. We always act honestly and ethically. We never seek to gain undue advantages and we avoid conflicts of interest, whether real or perceived. INTRAPRENEURSHIP AND SHARING Our collective success is based on our competence, commitment and enthusiasm. We promote a culture of innovation and initiative where we are empowered with a sense of ownership in supporting clients, thus ensuring our profitable growth. Through teamwork, sharing our know-how and expertise across our global operations, we bring the best of CGI to our clients. As members, we share in the value we create through equity ownership and profit participation. RESPECT In all we do, we are respectful of our fellow members, clients, business partners and competitors. As a global company, we recognize the richness that diversity brings to the company and welcome this diversity while embracing the overall CGI business culture. FINANCIAL STRENGTH We strive to deliver strong, consistent financial performance which sustains long term growth and benefits both members and shareholders. Financial strength enables us to continuously invest in our members capabilities, our services and our business solutions to the benefit of our clients. To this end, we manage our business to generate industry superior returns. CORPORATE SOCIAL RESPONSIBILITY Our business model is designed to ensure that we are close to our clients and communities. As members, we embrace our social responsibilities and contribute to the continuous development of the communities in which we live and work. OUR STRONG FOUNDATION 40

2016 ANNUAL REVIEW


ISO 9001 CERTIFIED OPERATIONS
CGI Constitution
Dream Vision Mission Values
Code of Ethics
Human Resources Policies
Financial Policies
Security Policies
Quality Policy
Strategic Directions and Plans
Corporate and Operations Governance
Organizational Model and Adjustments
Management Frameworks
Business Unit Processes
Client Relationship and Business Development
Assignment and Recruitment
Managing for Excellence
Engagement Risk Management
Business Development Health Check
Corporate Processes
Business Unit Performance Review
Innovation, IP and Efficiency Investments
Financial Management
Client Partnership Management Framework
Proposal
Contract
IT Management Best Practices
Engagement Governance
Delivery
Closing
Member Partnership Management Framework
Shareholder Partnership Management Framework
Technology Management
Application Management
Consulting, System Integration and Development
Business Process Management
• Integration
• Team meetings
• Performance management & career planning
• Leadership Institute
• Relationship management
• Disclosure guidelines
• Communications
Client Satisfaction Assessment Program
Member Satisfaction Assessment Program
Shareholder Satisfaction Assessment Program

© 2016 CGI Group Inc.

The CGI Management Foundation

At CGI, we are committed to being the best in our industry. To be the best, we need to operate as the best, and the CGI Management Foundation includes the key elements that define and guide the management of our company, including the CGI Constitution and our common policies, frameworks, processes, operational principles and measures. The Foundation encompasses the best practices that enable us to deliver in a consistent and successful manner no matter where CGI operates around the world.

41

Working together to build stronger communities Corporate social responsibility (CSR) is a key part of CGI’s day-to-day operations. Everything we do— from delivering sustainable services and solutions to donating our time and talents to strengthen our communities— ties back to the communities in which we, and our clients, live and work. At CGI, our focus is to work together with our stakeholders and our communities to make a difference in the world around us. CORPORATE SOCIAL RESPONSIBILITY CGI renewed listings and was included within top CSR indices that cover sustainability-driven companies worldwide, including RobecoSAM and S&P Dow Jones Sustainability Indices, MSCI and ECPI. CGI is also a constituent of the FTSE4Good Index Series. 42

PARTNERING FOR GOOD CGI at work in our communities CGI professionals are passionate about the communities in which we live and work. We take the skills required to be a leading IT services company— problem solving, creativity and collaboration— and put them to work to make a positive difference. Through volunteer and pro-bono initiatives and financial investments, we are committed to contributing to those causes that benefit the well-being of our communities. 2016 highlights Hacking for good CGI members from around the world combine technology expertise and an innovative mindset to participate in hackathon events aimed at generating new ideas and solving problems for clients and their communities. Here are examples of how we hacked for good this year: Digital Lifestyle— CGI members in D sseldorf, Germany, participated in a 24 hour in-office hackathon, where teams brainstormed ideas to bring digital transformation to life. The winning idea was a solution called Smarking— a smart parking solution for cities— to help residents find street parking in congested areas and enable cities to increase the efficiency of parking enforcement and capacity planning. Earth Day Hackathon— The U.S. General Services Administration hosted an event to encourage teams of government employees, students and industry professionals to develop eco-friendly technology ideas. One of the four winning teams included CGI members who created a climate change indicator map for the Environmental Protection Agency. Ministry of Justice (MoJ) Hackathon— Members from across the United Kingdom participated in the first ever MoJ Hackathon to help the MoJ enable the courts to deliver justice more swiftly, offer better rehabilitation to offenders nationwide, and reduce the risk to the Legal Aid fund. Steel City Codefest— This annual citywide event brings together volunteers to develop applications for local organizations in Pittsburgh, Pennsylvania (United States). In 2016, CGI members developed an app for the Children’s Museum of Pittsburgh to help improve the visitor experience, and another for the Allegheny Children’s Initiative to make data collection for families easier and more reliable. Research for resilient communities To support building strong and healthy communities, CGI works with clients and organizations to study issues and present recommendations for driving a more sustainable future. Here are examples of research we conducted this year: ‘Better business’— CGI supported a groundbreaking study conducted by Social Value Lab to analyze business, CSR and reporting practices among Scotland’s 500 leading companies. The study found emerging business leaders and the public at large are ethically motivated and less tolerant of corporate negligence and corrupt practices. It offered practical recommendations to encourage more responsible and progressive business practices. Identifying and analyzing digital payment flows regarding illegal purposes on the Internet— In Sweden, CGI is part of a coalition of financial institutions and NGOs that collaborate to prevent payments related to the sexual abuse of children. This year, CGI supported a master thesis at Link ping University that studied unexplored illegal exploitation of legal businesses, with the purpose of limiting this market and especially the related transactions. Partnering with the Leaders of Tomorrow— Every year in France, CGI partners with leading universities to mentor students and work with them in carrying out meaningful projects. This year, CGI and the CentraleSup?lec engineering school joined forces to explore millennials? views on the future of digital. By understanding and anticipating this generation’s expectations, French decision-makers in both the public and private sectors can better understand and anticipate this group’s expectations and needs. Members in D’sseldorf, Germany, spent a weekend participating in a 24-hour in-office hackathon to brainstorm ideas to bring digital transformation to life. Members from across the United Kingdom attended the first ever Ministry of Justice (MoJ) Hackathon. 2016 ANNUAL REVIEW 43

Dedicating our time and talents Across our global operations, CGI members work together with charities and community organizations to support needed causes. Here are examples of community service initiatives from the year: Driving technology education— CGI serves as the digital partner for the TEKNIK project in France, which mobilizes companies to educate young students on key industries and help them discover promising careers. CGI is working to create a positive perception among young people of the digital industry and promote it as one of the most dynamic and largest job providers in France. Empowering rural education— CGI members began working with the Swami Vivekananda Adivasi Ashram Shala residential school outside of Mumbai, India, to help provide the underprivileged students with the basic necessities of life and tools to thrive in modern society. Nearly each month, CGI hosts an initiative to support the school, including providing medical treatment for the children, teaching spoken English and offering career guidance. Partnering with the Prince’s Trust— This past year, both CGI and the Prince’s Trust celebrated their 40th anniversaries. A leading charity in the United Kingdom, the Prince’s Trust helps 13 to 30 year olds who are unemployed or struggling at school to transform their lives. To commemorate the joint milestones, CGI’s members engaged in 40 different ways to dedicate their time and talents to the charity and raised more than 50,000 for the organization. The Ride to Conquer Cancer— CGI members in Quebec, Canada, once again participated in the two-day Enbridge Ride to Conquer Cancer to raise money for cancer research and treatment. The CGI cyclists collected more than $63,000 with the help of CGI-matched donations. CGI’s five-year total contribution to the organization now exceeds $500,000. DRIVING SUSTAINABILITY Services and solutions that benefit clients and society Across industries, we partner with clients to deliver solutions that support energy and environmental sustainability, make cities smarter and improve the lives of citizens, protect the welfare of children and more. Here are examples of our innovative sustainability services and solutions: Smart utilities Smart grids: In collaboration with Smart Society Services, CGI developed the Open Smart Grid Platform (OSGP) that uses Internet of Things (IoT) technology to integrate applications and link them to smart devices not only for utilities, but also for critical infrastructures such as roads and railways. The platform supports energy conservation solutions for public lighting, smart metering, energy distribution automation and more. Smart meters: CGI is playing a key role in the rollout of 53 million smart meters in the UK between 2015 and 2020, one of the largest rollouts of smart meters in the world. We’re designing, developing and implementing the technology solutions required to support the rollout and ensure its success. Renewable energy: Our Renewables Management System (RMS) solution controls more than 7,000 turbines on 600 wind farms in 9 countries across the globe. Our clients, including Energias de Portugal Renewables (EDPR), the third largest wind energy producer in the world, use RMS for remote farm control, decreased downtime and maintenance costs, immediate connection to the grid, and more. CGI leaders in the United Kingdom participated in 40 different fundraising events to raise money for the Prince’s Trust. CORPORATE SOCIAL RESPONSIBILITY 44

Environmental protection Driver performance: CGI’s BestDriver mobile app helps transportation and logistics companies improve driving performance by combining big data analytics with gamification. The end result is reduced fuel consumption and carbon emissions, and improved safety and cost-efficiencies. Hazardous materials: CGI’s ProSteward360 solution provides for the safe handling of hazardous chemicals. In use in 100+ countries, the solution effectively manages chemical data, increases product safety and supports global regulatory compliance. Regulatory management: CGI Advantage Regulatory Management helps agencies improve a wide range of regulatory functions, such as permitting, licensing and inspections, and provides constituents with self-service capabilities. Disaster recovery: In partnership with the New Jersey Department of Community Affairs, CGI developed the Sandy Integrated Recovery Operations and Management System (SIROMS) to manage the distribution of federal funds in support of Superstorm Sandy recovery efforts. Smart cities Public spaces: CGI’s IBOR is an IoT-based solution that enables cities to remotely control public assets such as traffic lights to increase public safety, decrease energy consumption and reduce CO2 emissions. Community policing: Working with the Dutch police, CGI developed a mobile application that allows Dutch citizens to report suspicious activities to police, as well as receive crime and other security alerts. Emergency response: CGI developed an innovative emergency response system for Estonia’s Ministry of the Interior that uses digital technologies to enable faster emergency response, better information sharing, and improved decision-making. Patient-centered care: Using the latest digital technologies, CGI CommunityCare360 connects patients, primary care physicians, case coordinators, first responders and other healthcare workers to provide patientcentric care, whenever and wherever it’s needed. Child welfare Child safety: More than 35,000 case workers across the U.S. depend on CGI-implemented State-wide Automated Child Welfare Information Systems (SACWIS) every day to protect the safety of children. Exploitation: CGI is deeply involved with the Swedish Financial Coalition and NGOs in using technology, including the development of an innovative payment solution, to prevent payments related to the sexual abuse of children. PROJECT SPOTLIGHT Minimizing the impact of Hurricane Matthew for utility clients and their customers Utility companies were bracing for widespread outages as Hurricane Matthew wreaked havoc on the East Coast of the United States in October 2016. With persistent tropical force winds and potential damage from storm surge and seawater incursion, Hurricane Matthew presented a serious test to utilities and their mission-critical systems. With Florida home to several CGI utility clients operating our Pragma portfolio of outage, network and mobile workforce management solutions, we took a proactive approach to ensuring our clients were prepared to manage the incoming surge of outages and hazardous incidents as a result of Matthew’s impact. CGI provided onsite resources who offered critical technical support to safeguard system stability and help maintain business continuity during the actual storm response process, as well as the restoration efforts that followed. This work helped to increase safety and minimize downtime for the communities our clients serve. Our name, OUC’The Reliable One, demonstrates our commitment to being one of the most reliable utilities in the nation every day. So when we wanted to upgrade our Outage Management System (OMS), we recently chose CGI for a major update to our advanced digital metering and computer-aided dispatch systems. We appreciate that CGI went above and beyond to come to Orlando before the impact of Hurricane Matthew. This helped ensure our team had the support they needed to restore power to our customers as quickly and safely as possible. Clint Bullock, Vice-President of Electric & Water Delivery Orlando Utilities Commission (OUC The Reliable One) Orlando, Florida, United States 2016 ANNUAL REVIEW 45

CORPORATE SOCIAL RESPONSIBILITY

DREAM CONNECTORS

Making a difference in our communities around the world

In 2016, in commemoration of CGI's 40th anniversary, we launched the CGI Dream Connectors program to deepen our commitment to serving our communities. In this inaugural year, after a company-wide vote, seven projects — one from each of CGI's Strategic Business Units — were selected to receive CGI support, which includes access to IT, facilities and funding, as well as the strength of thousands of member volunteers.

2016 Dream Connectors projects

ASIA PACIFIC

Providing Education and Sports Facilities for Children at Gowdihalli Village Primary School
CGI is working to help raise the literacy rate in the Gowdihalli Village Primary School and nearby villages in India by improving access to education and school supplies.

CANADA

Habitat for Humanity (HFH)
CGI professionals are helping HFH to develop an e-commerce solution to connect with the community on a larger scale and to better coordinate donations across chapters.

EASTERN, CENTRAL AND SOUTHERN EUROPE

CGI Mimar Project
In Portugal, CGI is helping the Mimar youth shelter build a database and an application to organize its services and information, and is sponsoring much-needed repairs and enhancements to its facilities.

FRANCE, LUXEMBOURG AND MOROCCO

RéZo City
RéZo City, a non-profit organization that provides career development tools and guidance to young job seekers, is teaming with CGI volunteers to provide instructional classes and one-on-one training sessions on IT topics.

NORDICS

Helping Hand App — Digital Volunteering Center
CGI members are developing an app to help the Finnish Association for Mental Health match volunteers to people in need.

UNITED KINGDOM

Fighting cybercrime
CGI members in the UK are taking a stand against cybercrime by supporting the Cyber Made Simple initiative, which teaches positive online behaviors to children and parents.

UNITED STATES

CGI STEM Camp
CGI is offering CGI STEM (Science, Technology, Engineering and Math) camps in five office locations across the country to provide students with valuable IT and networking skills.

Learn more about the program and projects at cgi.com/dream-connectors.



Dream Connectors
CGI in our communities

46

CGI GLOBAL 1000 Sharing the voice of our clients and CGI insights There has never been a more extraordinary opportunity to transform how organizations create value for their stakeholders, and central to this opportunity is the role of technology. To best understand the disruptive forces at work in today’s digital world and how technology can drive transformation, CGI conducts annual in-person conversations with business and technology executives to listen to and discuss their challenges and priorities What emerge from these meetings are practical insights- based on quantitative and qualitative data- that shape future strategies, both for participants and for CGI. For many years, we shared the findings and insights from these conversations with those who participated. This year, for the first time, we’ve also published a full report- the 2016 2017_CGI Global_1000 outlook. Request your copy at cgi.com/global1000.

Founded in 1976, CGI is one of the largest IT and business process services providers in the world. With 68,000 professionals operating in hundreds of locations around the globe, CGI helps clients become customer-centric digital organizations. We deliver high-quality business consulting, systems integration and transformational outsourcing services, complemented by more than 150 IP-based solutions, to support clients in transforming into digital enterprises end-to-end. CGI works with clients across the globe through a unique client proximity and best-fi t global delivery model to accelerate their digital transformation and drive competitive advantage. cgi.com CGI Experience the commitment 2016 CGI Group Inc. BestDriver, CGI Advantage, CGI Atlas360, CGI Collections360, CGI CommunityCare360, CGI ProperPay, CGI Trade360, CGI Traffi c360, CGI Unify360, Data2Diamonds, Experience the commitment, Exploration2Revenue, GIOS, HotScan, Pragma, Pro Logistica, ProSteward360, Ratabase, Sm@rtering and Sovera are trademarks or registred trademarks of CGI Group Inc. or its related companies. Microsoft and Hololens are either registered trademarks or trademarks of Microsoft Corporation in the United States and/or other countries. iBeacon is a trademark of Apple Inc.

CGI Group Inc.

2016 Annual Report

CGI’s 2016 Annual Report is comprised

of two separate volumes:

Volume 1: 2016 Annual Review

&

Volume 2: Fiscal 2016 Results

Volume 2 of the Annual Report

follows this page.

(this page does not form part of the Annual Report)

HIGH-END BUSINESS AND IT CONSULTING SYSTEMS INTEGRATION TRANSFORMATIONAL OUTSOURCING IP-BASED SERVICES AND SOLUTIONS Fiscal 2016 Results Your end-to-end partner in digital transformation CGI Experience the commitment

CONTENTS

1	Management’s Discussion and Analysis

54	Management’s and Auditors’ Reports

58	Consolidated Financial Statements

116	Shareholder Information

FISCAL 2016 RESULTS

Management’s Discussion and Analysis

November 9, 2016

Basis of Presentation

This Management’s Discussion and Analysis of the Financial Position and Results of Operations (“MD&A”) is the responsibility of management and has been reviewed and approved by the Board of Directors. This MD&A has been prepared in accordance with the requirements of the Canadian Securities Administrators. The Board of Directors is ultimately responsible for reviewing and approving the MD&A. The Board of Directors carries out this responsibility mainly through its Audit and Risk Management Committee, which is appointed by the Board of Directors and is comprised entirely of independent and financially literate directors.

Throughout this document, CGI Group Inc. is referred to as “CGI”, “we”, “our” or “Company”. This MD&A provides information management believes is relevant to an assessment and understanding of the consolidated results of operations and financial condition of the Company. This document should be read in conjunction with the audited consolidated financial statements and the notes thereto for the years ended September 30, 2016 and 2015. CGI’s accounting policies are in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar amounts are in Canadian dollars unless otherwise indicated.

Materiality of Disclosures

This MD&A includes information we believe is material to investors. We consider something to be material if it results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or if it is likely that a reasonable investor would consider the information to be important in making an investment decision.

Forward-Looking Statements

All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of Canadian securities laws. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly evolving information technology industry; general economic and business conditions; foreign exchange and other risks identified in the MD&A and in other public disclosure documents filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com) and the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information. You will find more information about the risks that could cause our actual results to differ significantly from our current expectations in section 10 – Risk Environment.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Non-GAAP and Key Performance Measures

The reader should note that the Company reports its financial results in accordance with IFRS. However, we use a combination of financial measures, ratios, and non-GAAP measures to assess our Company’s performance. The non-GAAP measures used in this MD&A do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS.

The table below summarizes our non-GAAP measures and most relevant key performance measures:

Profitability	•

Adjusted EBIT (non-GAAP) – is a measure of earnings excluding restructuring costs, net finance costs and income tax expense as these items are not directly related to the cost of operations. Management believes this measure is useful to investors as it best reflects the Company’s operating profitability and allows for better comparability from period to period as well as to trend analysis in our operations. A reconciliation of the adjusted EBIT to its closest IFRS measure can be found in section 3.7 of the present document.

	•	Net earnings – is a measure of earnings generated for shareholders.
	•	Diluted earnings per share – is a measure of earnings generated for shareholders on a per share basis, assuming all dilutive elements are exercised.
•

Net earnings excluding specific items (non-GAAP) – is a measure of net earnings excluding certain items not considered by management to be part of the day to day operations. By excluding these items, it provides a better evaluation of operating performance using the same measures as management. Management believes that, as a result, the investors are afforded greater transparency in assessing the true operation performance of the Company also providing better comparability from period to period. A reconciliation of the net earnings excluding specific items to its closest IFRS measure can be found in section 3.8.3. of the present document.

•

Basic and diluted earnings per share excluding specific items (non-GAAP) – is defined as the net earnings excluding specific items (non-GAAP) on a per share basis. Management believes that this measure is useful to investors as it best reflects the Company’s operating profitability on a per share basis and allows for better comparability from period to period. The basic and diluted earnings per share reported in accordance with IFRS can be found in section 3.8 of the present document while the basic and diluted earnings per share excluding specific items can be found in section 3.8.3.

Liquidity	•

Cash provided by operating activities – is a measure of cash generated from managing our day-to-day business operations. We believe strong operating cash flow is indicative of financial flexibility, allowing us to execute our Company’s strategy.

•

Days sales outstanding (“DSO”) (non-GAAP) – is the average number of days needed to convert our trade receivables and work in progress into cash. DSO is obtained by subtracting deferred revenue from trade accounts receivable and work in progress; the result is divided by the quarter’s revenue over 90 days. Deferred revenue is net of the fair value adjustments on revenue-generating contracts established upon a business combination. Management tracks this metric closely to ensure timely collection, healthy liquidity, and is committed to a DSO target of 45 days or less. We believe this measure is useful to investors as it demonstrates the Company’s ability to timely convert its trade receivables and work in progress into cash.

FISCAL 2016 RESULTS

Growth	•

Constant currency growth (non-GAAP) – is a measure of revenue growth before foreign currency impacts. This growth is calculated by translating current period results in local currency using the conversion rates in the equivalent period from the prior year. Management believes that it is helpful to adjust revenue to exclude the impact of currency fluctuations to facilitate period-to-period comparisons of business performance. We believe that this measure is useful to investors for the same reason.

•

Backlog (non-GAAP) – includes new contract wins, extensions and renewals (“bookings”(non-GAAP)), partially offset by the backlog consumed during the period as a result of client work performed and adjustments related to the volume, cancellation and the impact of foreign currencies to our existing contracts. Backlog incorporates estimates from management that are subject to change. Management tracks this measure as it is a key indicator of management’s best estimate of revenue to be realized in the future and believes that this measure is useful to investors for the same reason.

•

Book-to-bill ratio (non-GAAP) – is a measure of the proportion of the value of our bookings to our revenue in the period. This metric allows management to monitor the Company’s business development efforts to ensure we grow our backlog and our business over time and believes that this measure is useful to investors for the same reason. Management remains committed to maintaining a target ratio greater than 100% over a trailing 12-month period. Management believes that a longer period is a more representative measure as the services and contract type, size and timing of bookings could cause this measurement to fluctuate significantly if taken for only a three-month period.

Capital Structure	•

Net debt (non-GAAP) – is obtained by subtracting from our debt our cash and cash equivalents, short- term investments, long-term investments and fair value of foreign currency derivative financial instruments related to debt. Management uses the net debt metric to monitor the Company’s financial leverage. We believe that this metric is useful to investors as it provides insight into our financial strength. A reconciliation of net debt to its closest IFRS measure can be found in section 4.5 of the present document.

•

Net debt to capitalization ratio (non-GAAP) – is a measure of our level of financial leverage and is obtained by dividing the net debt by the sum of shareholder’s equity and debt. Management uses the net debt to capitalization metric to monitor the proportion of debt versus capital used to finance our operations and to assess the Company’s financial strength. We believe that this metric is useful to investors as it provides insight into our financial strength.

•

Return on equity (“ROE”) (non-GAAP) – is a measure of the rate of return on the ownership interest of our shareholders and is calculated as the proportion of earnings for the last 12 months over the last four quarters’ average equity. Management looks at ROE to measure its efficiency at generating earnings for the Company’s shareholders and how well the Company uses the invested funds to generate earnings growth. We believe that this measure is useful to investors for the same reasons.

•

Return on invested capital (“ROIC”) (non-GAAP) – is a measure of the Company’s efficiency at allocating the capital under its control to profitable investments and is calculated as the proportion of the after-tax adjusted EBIT for the last 12 months, over the last four quarters’ average invested capital, which is defined as the sum of equity and net debt. Management examines this ratio to assess how well it is using its funds to generate returns. We believe that this measure is useful to investors for the same reason.

Reporting segments

The Company’s operations are managed through the following seven operating segments, referred to as our Strategic Business Units, namely: United States of America (“U.S.”); Nordics; Canada; France (including Luxembourg and Morocco) (“France”); United Kingdom (“U.K.”); Eastern, Central and Southern Europe (primarily Netherlands and Germany) (“ECS”); and Asia Pacific (including Australia, India and the Philippines) (“Asia Pacific”). Please refer to sections 3.4 and 3.6 of the present document and to note 27 of our audited consolidated financial statements for additional information on our segments.

MANAGEMENT’S DISCUSSION AND ANALYSIS

MD&A Objectives and Contents

•	Provide a narrative explanation of audited consolidated financial statements through the eyes of management;

•	Provide the context within which audited consolidated financial statements should be analyzed, by giving enhanced disclosure about the dynamics and trends of the Company’s business; and

•	Provide information to assist the reader in ascertaining the likelihood that past performance is indicative of future performance.

In order to achieve these objectives, this MD&A is presented in the following main sections:

Section	Contents	Pages
1. Corporate Overview	A description of our business and how we generate revenue as well as the markets in which we operate.

	1.1. About CGI	6
	1.2. Vision and Strategy	7
	1.3. Competitive Environment	8
2. Highlights and Key Performance Measures	A summary of key highlights during the year, the past three years’ key performance measures, and CGI’s stock performance.
	2.1. Fiscal 2016 Year-Over-Year Highlights	9
	2.2. Selected Yearly Information & Key Performance Measures	10
	2.3. Stock Performance	11
	2.4. Investments in subsidiaries	12
3. Financial Review

A discussion of year-over-year changes to financial results between the years ended September 30, 2016 and 2015, describing the factors affecting revenue and adjusted EBIT on a consolidated and reportable segment basis, and also by describing the factors affecting changes in the major expense categories. Also discussed are bookings broken down by contract type, service type, segment, and by vertical market.

	3.1. Bookings and Book-to-Bill Ratio	13
	3.2. Foreign Exchange	14
	3.3. Revenue Distribution	14
	3.4. Revenue Variation and Revenue by Segment	15
	3.5. Operating Expenses	17
	3.6. Adjusted EBIT by Segment	18
	3.7. Earnings Before Income Taxes	19
	3.8. Net Earnings and Earnings Per Share (“EPS”)	20

FISCAL 2016 RESULTS

Section	Contents	Pages
4. Liquidity

A discussion of changes in cash flows from operating, investing and financing activities. This section also describes the Company’s available capital resources, financial instruments, and off-balance sheet financing and guarantees. Measures of capital structure (net debt to capitalization, ROE, and ROIC) and liquidity (DSO) are analyzed on a year-over-year basis.

	4.1. Consolidated Statements of Cash Flows	22
	4.2. Capital Resources	25
	4.3. Contractual Obligations	26
	4.4. Financial Instruments and Hedging Transactions	26
	4.5. Selected Measures of Liquidity and Capital Resources	27
	4.6. Off-Balance Sheet Financing and Guarantees	27
	4.7. Capability to Deliver Results	28
5. Fourth Quarter Results

A discussion of year-over-year changes to operating results between the three months ended September 30, 2016 and 2015, describing the factors affecting revenue, adjusted EBIT earnings on a consolidated and reportable segment basis as well as cash from operating, investing and financing activities.

	5.1. Foreign Exchange	29
	5.2. Revenue Variation and Revenue by Segment	30
	5.3. Adjusted EBIT by Segment	33
	5.4. Net Earnings and EPS	35
	5.5. Consolidated Statements of Cash Flows	37
6. Eight Quarter Summary	A summary of the past eight quarters’ key performance measures and a discussion of the factors that could impact our quarterly results.	39
7. Changes in Accounting Policies	A summary of the future accounting standard changes.	41
8. Critical Accounting Estimates	A discussion of the critical accounting estimates made in the preparation of the audited consolidated financial statements.	42
9. Integrity of Disclosure	A discussion of the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.	45
10. Risk Environment	A discussion of the risks affecting our business activities and what may be the impact if these risks are realized.

	10.1. Risks and Uncertainties	46
	10.2. Legal Proceedings	53

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.	Corporate Overview

1.1. ABOUT CGI

Founded in 1976 and headquartered in Montréal, Canada, CGI is among the largest Information Technology (“IT”) and business process service providers in the world, with approximately 68,000 professionals. Through high-end consulting, systems integration, transformational outsourcing and Intellectual Property (“IP”) solutions, combined with in-depth industry expertise, CGI works with clients across the globe through a unique client proximity and best-fit global delivery model to accelerate their digital transformation and drive competitive advantage.

End-to-end services

CGI delivers end-to-end services that cover the full spectrum of delivery; from solution design and development, to implementation, integration and technology operations. Our portfolio encompasses:

•

High-end consulting and system integration: CGI helps clients form their digital roadmap, adopting an agile, iterative approach that enables them to innovate, connect and rationalize legacy systems to deliver enterprise-wide change.

•

Transformational outsourcing: Our clients entrust us with full or partial responsibility for their IT and business functions. In return, we deliver significant efficiency improvements and cost savings. Typical services in an end-to-end engagement include: application development, integration and maintenance; technology infrastructure management; and business process services, such as collections and payroll management. Outsourcing contracts are long term in nature, with a typical duration of 5 to 10 or more years, allowing our clients to reinvest savings, further driving digital transformation.

Deep industry expertise

CGI has long and focused practices in all of our core industries, providing clients with a partner that is not only expert in IT, but expert in their industries. This combination of business knowledge and digital technology expertise allows us to help our clients adapt as their industries change and, in the process, allows us to evolve the industries in which we operate.

Our targeted industries include: government, financial services, health, utilities, telecommunications, oil & gas, manufacturing, retail & consumer services, transportation and post & logistics. While these represent our go-to-market industry targets, we group these industries into the following: government; financial services; health; telecommunications & utilities; and manufacturing, retail & distribution (“MRD”).

As the move toward digitalization continues to increase across industries, CGI partners with clients to support their strategic initiatives. We provide extensive industry expertise to guide them in becoming customer-centric digital organizations.

Digital IP solutions

CGI’s comprehensive portfolio of IP solutions support our clients’ mission-critical business functions and accelerate their digital transformation. We offer more than 150 IP-based solutions for the industries we serve, as well as cross-industry solutions. These solutions include digital-enabling software applications, reusable frameworks and innovative delivery methodologies - like Software as a Service.

Client-inspired innovation

CGI is a trusted partner with more than 40 years of experience in delivering innovative, client-inspired business services and solutions. Through innovation programs and investments, CGI supports clients with their most strategic initiatives. We help develop, innovate and protect the technology that enables clients to achieve their digital transformation goals faster with reduced risk and enduring results.

Quality processes

CGI clients expect consistency of service wherever and whenever they engage us. We have an outstanding track record of on-time, within-budget delivery as a result of our commitment to excellence and our robust governance model - the CGI Management Foundation. The CGI Management Foundation provides a common business language, frameworks and

FISCAL 2016 RESULTS

practices for managing all operations consistently across the globe, driving a focus on continuous improvement. We also invest in rigorous quality and service delivery standards (including ISO and Capability Maturity Model Integration (“CMMI”) certification programs), as well as a comprehensive Client Satisfaction Assessment Program, to ensure high client satisfaction on an ongoing basis.

1.2. VISION AND STRATEGY

CGI is unique compared to most companies. We not only have a vision, but also a dream: “To create an environment in which we enjoy working together and, as owners, contribute to building a company we can be proud of.” This dream has motivated us since our founding in 1976 and drives our vision: “To be a global, world-class information technology and business process services leader helping our clients succeed.”

In pursuing this dream and vision, CGI has been highly disciplined throughout its history in executing a Build and Buy profitable growth strategy comprised of four pillars that combine profitable organic growth (Build) and accretive acquisitions (Buy):

Pillar 1: Smaller contract wins, renewals and extensions

Pillar 2: Large, long-term transformational outsourcing contracts

Pillar 3: Small firm or niche player acquisitions

Pillar 4: Large, transformational acquisitions

The first two pillars relate to driving profitable organic growth through the pursuit of contracts - both large and small - with new and existing clients in our targeted industries.

The last two pillars focus on growth through niche and large acquisitions. We identify niche acquisitions through a strategic qualification process that systematically searches for targets to strengthen our local proximity in metro markets, our industry expertise and enhance our services and solutions. We also pursue large acquisitions to further expand our geographic presence and critical mass, which enables us to compete for large outsourcing contracts and broaden our client relationships. CGI will continue to be a consolidator in the IT services industry.

Since 1976, our professionals have been working toward the same dream and vision. Today, with a presence in hundreds of global locations and more than $10 billion in revenue, our aspiration is to double our size over a 5 to 7 year period.

Executing our strategy

CGI’s strategy is executed through a unique business model that combines client proximity with an extensive global delivery network to deliver the following benefits:

•

Local responsiveness and accountability: We live and work near our clients to provide a high level of responsiveness. Our local CGI teams speak our clients’ language, understand their business environment, and collaborate to meet their goals and advance their business.

•

Global reach: Our local presence is complemented by an expansive global delivery network that ensures our clients have 24/7 access to best-fit digital capabilities and resources to meet their end-to-end needs.

•

Committed experts: One of our key strategic goals is to be our clients’ expert of choice. To achieve this, we invest in recruiting professionals with extensive industry, business and technology expertise, particularly in high-demand areas, such as agile services, robotics process automation, cloud, mobile computing, cybersecurity, data analytics and the Internet of Things. In addition, a majority of CGI professionals are also shareholders, providing an added level of commitment to the success of our clients.

•

Comprehensive quality processes: CGI’s investment in quality frameworks and rigorous client satisfaction assessments has resulted in a consistent track record of on-time and within-budget project delivery.

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.3. COMPETITIVE ENVIRONMENT

In today’s digital era, there is a competitive urgency for organizations across industries to become digital in a sustainable way. The pressure is on to modernize legacy assets and connect them to digital business and operating models. Central to this massive transformation is the evolving role of technology. Traditionally viewed as an enabler, technology is now being recognized as a business driver. The promise of digital creates an enormous opportunity to transform organizations end-to-end, and CGI is well-positioned to serve as a digital partner and expert of choice. We’re working with clients across the globe to implement digital strategies, roadmaps and solutions that revolutionize the customer/citizen experience, drive the launch of new products and services, and deliver efficiencies and cost savings.

As the demand for digitalization increases, competition within the global IT industry is intensifying. CGI’s competition comprises a variety of players; from niche companies providing specialized services and software, to global, end-to-end IT service providers, to large consulting firms. All of these players are competing to deliver some or all of the services we provide. Many factors distinguish the industry leaders, including the following:

•	Industry and technology expertise;

•	On-time, within-budget delivery;

•	Total cost of services;

•	Breadth of digital IP solutions;

•	Global delivery capabilities; and

•	Local presence and strength of client relationships.

CGI compares very favourably with the competition with respect to all of these factors. We’re not only delivering all of the capabilities clients need to compete in a digital world, but the immediate results and long-term value they expect. We’re helping clients to better run, change and grow their businesses providing a competitive differentiator.

FISCAL 2016 RESULTS

2.	Highlights and Key Performance Measures

2.1. FISCAL 2016 YEAR-OVER-YEAR HIGHLIGHTS

Key performance figures for the period include:

•	Revenue of $10.7 billion, up 3.9%;

•	Bookings of $11.7 billion, or 110% of revenue;

•	Backlog of $20.9 billion; up $181.8 million;

•	Adjusted EBIT of $1,560.3 million, up 7.1%;

•	Adjusted EBIT margin of 14.6%, up 40 basis points;

•	Net earnings of $1,068.7 million, up 9.3%;

•	Net earnings margin of 10.0%, up 50 basis points;

•	Diluted EPS of $3.42, up 12.5%;

•	Cash provided by operating activities of $1,333.1 million, or 12.5% of revenue;

•	Net debt of $1.3 billion, down $446.3 million; and

•	Return on equity of 17.2%.

MANAGEMENT’S DISCUSSION AND ANALYSIS

2.2. SELECTED YEARLY INFORMATION & KEY PERFORMANCE MEASURES

As at and for the years ended September 30,	2016	2015	2014	Change 2016 / 2015	Change 2015 / 2014
In millions of CAD unless otherwise noted
Growth
Revenue	10,683.3	10,287.1	10,499.7	396.2	(212.6)

Year-over-year revenue growth	3.9%	(2.0%)	4.1%	5.9%	(6.1%)

Constant currency year-over-year revenue growth [1]	0.2%	(4.0%)	(2.9%)	4.2%	(1.1%)

Backlog	20,893	20,711	18,237	182	2,474

Bookings	11,731	11,640	10,169	91	1,471

Book-to-bill ratio	109.8%	113.2%	96.8%	(3.4%)	16.4%
Profitability
Adjusted EBIT [2]	1,560.3	1,457.3	1,356.9	103.0	100.4

Adjusted EBIT margin [2]	14.6%	14.2%	12.9%	0.4%	1.3%

Net earnings	1,068.7	977.6	859.4	91.2	118.2

Net earnings margin	10.0%	9.5%	8.2%	0.5%	1.3%

Diluted EPS (in dollars)	3.42	3.04	2.69	0.38	0.35

Net earnings excluding specific items[3]	1,081.5	1,005.1	893.5	76.4	111.6

Net earnings margin excluding specific items [3]	10.1%	9.8%	8.5%	0.3%	1.3%

Diluted EPS excluding specific items (in dollars) [3]	3.46	3.13	2.80	0.33	0.33
Liquidity
Cash provided by operating activities	1,333.1	1,289.3	1,174.8	43.8	114.5

As a % of revenue	12.5%	12.5%	11.2%	—	1.3%

Days sales outstanding [4]	44	44	43	—	1
Capital structure
Net debt [5]	1,333.3	1,779.6	2,113.3	(446.3)	(333.7)

Net debt to capitalization ratio [6]	15.8%	21.7%	27.6%	(5.9%)	(5.9%)

Return on equity [7]	17.2%	17.7%	18.8%	(0.5%)	(1.1%)

Return on invested capital [8]	14.5%	14.5%	14.5%	—	—
Balance sheet
Cash and cash equivalents, and short-term investments	596.5	305.3	535.7	291.2	(230.4)

Total assets	11,693.3	11,787.3	11,234.1	(94.0)	553.2

Long-term financial liabilities [9]	1,765.4	1,896.4	2,748.4	(131.0)	(852.0)

[1]	Constant currency growth is adjusted to remove the impact of foreign currency exchange rate fluctuations. Please refer to section 3.4 for details.

[2]

Adjusted EBIT is a measure for which we provide the reconciliation to its closest IFRS measure in section 3.7. For the year ended September 30, 2014, adjusted EBIT excludes integration-related costs related to the restructuring and transformation of the operations of Logica plc (“Logica”) to the CGI model.

[3]

Net earnings excluding specific items is a measure for which we provide the reconciliation to its closest IFRS measure in section 3.8.3 for the years ended September 30, 2016 and 2015. For the year ended September 30, 2014 specific items includes integration-related costs and resolution of acquisition- related provisions net of taxes as well as tax adjustments. Resolution of acquisition-related provisions came from adjustments of provisions that were established as part of the purchase price allocation for the Logica acquisition. Subsequent to the finalization of the purchase price allocation, such adjustments flow through the statement of earnings.

[4]	DSO is a measure which is discussed in section 4.5.

[5]	Net debt is a measure for which we provide the reconciliation to its closest IFRS measure in section 4.5.

[6]	The net debt to capitalization ratio is a measure which is discussed in section 4.5.

[7]	ROE is a measure which is discussed in section 4.5.

[8]	ROIC is a measure which is discussed in section 4.5.

[9]	Long-term financial liabilities include the long-term portion of the debt and the long-term derivative financial instruments.

FISCAL 2016 RESULTS

2.3. STOCK PERFORMANCE

2.3.1. Fiscal 2016 Trading Summary

CGI’s shares are listed on the Toronto Stock Exchange (“TSX”) (stock quote – GIB.A) and the New York Stock Exchange (“NYSE”) (stock quote – GIB) and are included in various indexes such as the S&P/TSX 60 Index.

TSX	(CAD)

Open:	48.35

High:	65.84

Low:	46.91

Close:	62.49

CDN average daily trading volumes[1]:	1,001,525

NYSE	(USD)

Open:	36.34

High:	50.58

Low:	35.38

Close:	47.63

NYSE average daily trading volumes:	199,750

[1]	Includes the average daily volumes of both the TSX and alternative trading systems.

MANAGEMENT’S DISCUSSION AND ANALYSIS

2.3.2. Share Repurchase Program

On January 27, 2016, the Company’s Board of Directors authorized and subsequently received the approval from the TSX for the renewal of the Normal Course Issuer Bid (“NCIB”) to purchase up to 21,425,992 Class A subordinate voting shares for cancellation, representing 10% of the Company’s public float as of the close of business on January 22, 2016. The Class A subordinate voting shares may be purchased under the NCIB commencing February 11, 2016 and ending on the earlier of February 3, 2017 or the date on which the Company has either acquired the maximum number of Class A subordinate voting shares allowable under the NCIB, or elects to terminate the NCIB.

During fiscal 2016, the Company repurchased 9,319,875 Class A subordinate voting shares for approximately $517.8 million at an average price of $55.56 under the previous and current NCIB. The repurchased shares included 7,112,375 Class A subordinate voting shares repurchased from Caisse de dépôt et placement du Québec for cash consideration of $400.0 million. In accordance with the TSX rules, the repurchase is considered in the annual aggregate limit that the Company is entitled to repurchase under its current NCIB. As at September 30, 2016, the Company may repurchase up to 14,313,617 Class A subordinate voting shares under the current NCIB.

2.3.3. Capital Stock and Options Outstanding

The following table provides a summary of the Capital Stock and Options Outstanding as at November 4, 2016:

Capital Stock and Options Outstanding	As at November 4, 2016

Class A subordinate voting shares	272,103,193

Class B multiple voting shares	32,852,748

Options to purchase Class A subordinate voting shares	16,546,269

2.4. INVESTMENTS IN SUBSIDIARIES

On November 4, 2016, the Company announced the closing of the acquisition of Collaborative Consulting, a system integration and consulting company headquartered in Boston, Massachusetts. With approximately 400 professionals and annualized revenues of approximately US$76.0M, Collaborative Consulting will enhance and accelerate CGI’s position as a provider of digital transformation services.

The cash acquisition of all unit holder positions of Collaborative Consulting was completed effective November 3, 2016.

FISCAL 2016 RESULTS

3. Financial Review

3.1. BOOKINGS AND BOOK-TO-BILL RATIO

Bookings for the year were $11.7 billion representing a book-to-bill ratio of 109.8%. The breakdown of the new bookings signed during the year is as follows:

Contract Type			Service Type			Segment				Vertical Market

A.	Extensions and renewals	57%	A.	Systems integration and consulting	53%	A. B.	U.S. Canada	25 21	% %	A. B.	Government MRD	33 30	% %
						C.	Nordics	15%		C.	Financial services	20%
B.	New business	43%	B.	Management of IT and business functions	47%	D. E.	France U.K.	14 14	% %	D.	Telecommunications & utilities	11%
						F.	ECS	10%		E.	Health	6%
						G.	Asia Pacific	1%

Information regarding our bookings is a key indicator of the volume of our business over time. However, due to the timing and transition period associated with outsourcing contracts, the realization of revenue related to these bookings may fluctuate from period to period. The values initially booked may change over time due to their variable attributes, including demand-driven usage, modifications in the scope of work to be performed caused by changes in client requirements as well as termination clauses at the option of the client. As such, information regarding our bookings is not comparable to, nor should it be substituted for an analysis of our revenue; it is instead a key indicator of our future revenue used by the Company’s management to measure growth.

The following table provides a summary of the bookings and book-to-bill ratio by segment:

In thousands of CAD except for percentages	Bookings for the year ended September 30, 2016	Book-to-bill ratio for the year ended September 30, 2016
Total CGI	11,730,713	109.8%

U.S.	2,978,558	100.3%

Nordics	1,736,860	100.6%

Canada	2,495,550	151.4%

France	1,584,578	107.6%

U.K.	1,650,659	105.6%

ECS	1,128,600	96.8%

Asia Pacific	155,908	113.4%

MANAGEMENT’S DISCUSSION AND ANALYSIS

3.2. FOREIGN EXCHANGE

The Company operates globally and is exposed to changes in foreign currency rates. Accordingly, as prescribed by IFRS, we value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates. We report all dollar amounts in Canadian dollars.

 Closing foreign exchange rates

As at September 30,	2016	2015	Change

U.S. dollar	1.3121	1.3399	(2.1%)

Euro	1.4747	1.4958	(1.4%)

Indian rupee	0.0197	0.0205	(3.9%)

British pound	1.7076	2.0252	(15.7%)

Swedish krona	0.1531	0.1596	(4.1%)

Australian dollar	1.0061	0.9405	7.0%

Average foreign exchange rates

For the years ended September 30,	2016	2015	Change

U.S. dollar	1.3255	1.2294	7.8%

Euro	1.4722	1.4081	4.6%

Indian rupee	0.0198	0.0195	1.5%

British pound	1.8876	1.8983	(0.6%)

Swedish krona	0.1574	0.1506	4.5%

Australian dollar	0.9760	0.9634	1.3%

3.3. REVENUE DISTRIBUTION

The following charts provide additional information regarding our revenue mix for the year:

Service Type				Client Geography				Vertical Market

A.	Management of IT and business functions		54%	A.	U.S.	28%	A.	Government	34%
	1. IT services	44%		B.	Canada	15%	B.	MRD	23%
	2. Business process services	10%		C.	U.K.	15%	C.	Financial services	21%
				D.	France	13%	D.	Telecommunications & utilities	15%
B.	Systems integration and consulting		46%	E.	Sweden	8%	E.	Health	7%
				F.	Finland	6%
				G.	Rest of the world	15%

3.3.1. Client Concentration

IFRS guidance on segment disclosures defines a single customer as a group of entities that are known to the reporting entity to be under common control. As a consequence, our work for the U.S. federal government including its various agencies represented 13.2% of our revenue for fiscal 2016 as compared to 14.0% in fiscal 2015.

FISCAL 2016 RESULTS

3.4. REVENUE VARIATION AND REVENUE BY SEGMENT

Our seven segments are reported based on where the client’s work is delivered from - our geographic delivery model.

The following table provides a summary of the year-over-year changes in our revenue, in total and by segment, separately showing the impacts of foreign currency exchange rate variations between fiscal 2016 and fiscal 2015. The fiscal 2015 revenue by segment was recorded reflecting the actual foreign exchange rates for that period. The foreign exchange impact is the difference between the current period’s actual results and the same period’s results converted with the prior year’s foreign exchange rate.

			Change
For the years ended September 30,	2016	2015	$	%
In thousands of CAD except for percentages
Total CGI revenue	10,683,264	10,287,096	396,168	3.9%
Variation prior to foreign currency impact	0.2%

Foreign currency impact	3.7%
Variation over previous period	3.9%

U.S.

Revenue prior to foreign currency impact	2,673,658	2,813,127	(139,469)	(5.0%	)

Foreign currency impact	205,003
U.S. revenue	2,878,661	2,813,127	65,534	2.3%

Nordics

Revenue prior to foreign currency impact	1,583,199	1,638,985	(55,786)	(3.4%	)

Foreign currency impact	68,123
Nordics revenue	1,651,322	1,638,985	12,337	0.8%

Canada

Revenue prior to foreign currency impact	1,535,498	1,533,719	1,779	0.1%

Foreign currency impact	833
Canada revenue	1,536,331	1,533,719	2,612	0.2%

France

Revenue prior to foreign currency impact	1,381,004	1,283,387	97,617	7.6%

Foreign currency impact	63,962
France revenue	1,444,966	1,283,387	161,579	12.6%

U.K.

Revenue prior to foreign currency impact	1,445,329	1,331,287	114,042	8.6%

Foreign currency impact	(13,590)
U.K. revenue	1,431,739	1,331,287	100,452	7.5%

ECS

Revenue prior to foreign currency impact	1,152,070	1,211,228	(59,158)	(4.9%	)

Foreign currency impact	46,784
ECS revenue	1,198,854	1,211,228	(12,374)	(1.0%	)

Asia Pacific

Revenue prior to foreign currency impact	533,059	475,363	57,696	12.1%

Foreign currency impact	8,332
Asia Pacific revenue	541,391	475,363	66,028	13.9%

For the year ended September 30, 2016 revenue was $10,683.3 million, an increase of $396.2 million, or 3.9% over the same period of fiscal 2015. On a constant currency basis, revenue increased by 0.2%. Foreign currency rate fluctuations favourably impacted our revenue by $379.4 million or 3.7%. The revenue growth in U.K., France and the increased use of our offshore global delivery centers in Asia Pacific compensated for the non-renewal of contracts in the U.S. federal defense market and lower work volumes in the Nordics and ECS segments.

MANAGEMENT’S DISCUSSION AND ANALYSIS

3.4.1. U.S.

For the year ended September 30, 2016 revenue in our U.S. segment was $2,878.7 million, an increase of $65.5 million or 2.3% over fiscal 2015. On a constant currency basis, revenue decreased by $139.5 million or 5.0%. The change in revenue was mainly driven by the non-renewal of contracts in the U.S. government market, mainly in the defense sector. This was partly offset by an increased volume of work within the U.S. federal civilian agencies.

For the year ended September 30, 2016, the top two U.S. vertical markets were government and financial services, which together accounted for approximately 77% of revenue.

3.4.2. Nordics

For the year ended September 30, 2016, revenue in our Nordics segment was $1,651.3 million, an increase of $12.3 million or 0.8% over the same period of fiscal 2015. On a constant currency basis, revenue decreased by $55.8 million or 3.4%. The change in revenue was mostly due to the expiration of certain infrastructure contracts, lower work volumes, and an increased usage of our offshore delivery centers in Asia Pacific. This was partly offset by an increased work volume in Denmark mainly in the MRD vertical market.

For the year ended September 30, 2016, Nordics’ top two vertical markets were MRD and government, which together accounted for approximately 65% of revenue.

3.4.3. Canada

For the year ended September 30, 2016, revenue in our Canada segment was $1,536.3 million, an increase of $2.6 million or 0.2% compared to the same period last year. When considering the higher proportion of revenues delivered from our offshore delivery centers in Asia Pacific, our client revenue grew by 2.3%. This increase was mainly due to growth in the financial services market, including IP-based services and solutions revenue and new outsourcing contracts within the MRD vertical market. This was partly offset by expiration of certain infrastructure outsourcing contracts and the positive impact on revenue of a client arbitration award in Q3 2015.

For the year ended September 30, 2016, Canada’s top two vertical markets were financial services and telecommunications & utilities, which together accounted for approximately 62% of revenue.

3.4.4. France

For the year ended September 30, 2016, revenue in our France segment was $1,445.0 million, an increase of $161.6 million or 12.6% over the same period of fiscal 2015. On a constant currency basis, revenue increased by $97.6 million or 7.6%. The increase in revenue was mostly due to more work volume across the majority of their vertical markets and, to a lesser extent, to a recent business acquisition.

For the year ended September 30, 2016, France’s top two vertical markets were MRD and financial services, which together accounted for approximately 63% of revenue.

3.4.5. U.K.

For the year ended September 30, 2016, revenue in our U.K. segment was $1,431.7 million, an increase of $100.5 million or 7.5% over fiscal 2015. On a constant currency basis, revenue increased by $114.0 million or 8.6%. The increase in revenue was mainly due to new outsourcing contracts in the government market combined with higher work volume in the telecommunication & utilities and financial services vertical markets. This was partly offset by lower work volume with a client in the MRD vertical market.

For the year ended September 30, 2016, U.K.’s top two vertical markets were government and telecommunications & utilities, which together accounted for approximately 68% of revenue.

FISCAL 2016 RESULTS

3.4.6. ECS

For the year ended September 30, 2016, revenue in our ECS segment was $1,198.9 million, a decrease of $12.4 million or 1.0% over fiscal 2015. On a constant currency basis, revenue decreased by $59.2 million or 4.9%. The change in revenue was mostly due to lower work volume and projects completed in the Netherlands, lower work volume combined with the divesting of certain low margin contracts in Southern Europe and the wind-down of the majority of our operations in South America. This was partly offset by increased work volume in Germany mainly in the MRD and telecommunication & utilities vertical markets.

For the year ended September 30, 2016, ECS’ top two vertical markets were MRD and telecommunications & utilities, which together accounted for approximately 63% of revenue.

3.4.7. Asia Pacific

For the year ended September 30, 2016, revenue in our Asia Pacific segment was $541.4 million, an increase of $66.0 million or 13.9% over the same period of fiscal 2015. On a constant currency basis, revenue increased by $57.7 million or 12.1%. The increase in revenue was due the continued increased demand of our offshore delivery centers across our segments, as our clients continue taking advantage of our global delivery network. This was partly offset by lower work volumes in Australia.

For the year ended September 30, 2016, Asia Pacific’s top two vertical markets were telecommunications & utilities and MRD, which together accounted for approximately 72% of revenue.

3.5. OPERATING EXPENSES

	% of		% of		Change
For the years ended September 30,	2016	Revenue	2015	Revenue	$	%
In thousands of CAD except for percentages

Costs of services, selling and administrative	9,120,929	85.4%	8,819,055	85.7%	301,874	3.4%

Foreign exchange loss	2,024	0.0%	10,733	0.1%	(8,709)	(81.1%)

3.5.1. Costs of Services, Selling and Administrative

For the year ended September 30, 2016, costs of services, selling and administrative expenses amounted to $9,120.9 million, an increase of $301.9 million over the same period last year. As a percentage of revenue, cost of services, selling and administrative expenses improved to 85.4% from 85.7%. As a percentage of revenue, our costs of services improved compared to the same period last year mainly due to savings related to the recent restructuring program, improved utilization rates and the increased use of our global delivery network. Our selling and administrative expenses, as a percentage of revenue, remained stable.

During the year ended September 30, 2016 the translation of the results of our foreign operations from their local currencies to the Canadian dollar unfavourably impacted costs by $325.5 million substantially offsetting the favourable translation impact of $379.4 million on our revenue.

3.5.2. Foreign Exchange Loss

During the year ended September 30, 2016, CGI incurred $2.0 million of foreign exchange loss, mainly driven by the timing in payments combined with the volatility and fluctuation of foreign exchange rates. The Company, in addition to its natural hedges, has a strategy in place to manage its exposure, to the extent possible, to exchange rate fluctuations through the effective use of derivatives.

MANAGEMENT’S DISCUSSION AND ANALYSIS

3.6. ADJUSTED EBIT BY SEGMENT

			Change
For the years ended September 30,	2016	2015	$	%
In thousands of CAD except for percentages

U.S.	486,295	454,325	31,970	7.0%
As a percentage of U.S. revenue	16.9%	16.2%

Nordics	186,742	153,841	32,901	21.4%
As a percentage of Nordics revenue	11.3%	9.4%

Canada	345,483	343,692	1,791	0.5%
As a percentage of Canada revenue	22.5%	22.4%

France	174,685	146,615	28,070	19.1%
As a percentage of France revenue	12.1%	11.4%

U.K.	154,262	163,603	(9,341)	(5.7%)
As a percentage of U.K. revenue	10.8%	12.3%

ECS	114,256	118,141	(3,885)	(3.3%)
As a percentage of ECS revenue	9.5%	9.8%

Asia Pacific	98,588	77,091	21,497	27.9%
As a percentage of Asia Pacific revenue	18.2%	16.2%
Adjusted EBIT	1,560,311	1,457,308	103,003	7.1%
Adjusted EBIT margin	14.6%	14.2%

For the year ended September 30, 2016, adjusted EBIT margin increased to 14.6% from 14.2% for the same period last year. The favourable variance in adjusted EBIT margin was primarily due to productivity improvements, the savings driven by our restructuring program and a better mix of profitable revenue.

3.6.1. U.S.

For the year ended September 30, 2016, adjusted EBIT in the U.S. segment was $486.3 million, an increase of $32.0 million. Adjusted EBIT margin increased to 16.9% from 16.2% mostly due to additional research and development tax credits and the decrease in amortization of client relationships related to the acquisition of Stanley, Inc.

3.6.2. Nordics

For the year ended September 30, 2016, adjusted EBIT in the Nordics segment was $186.7 million, an increase of $32.9 million, while the adjusted EBIT margin improved to 11.3% from 9.4%. The increase in adjusted EBIT margin came mainly from the ongoing cost synergies within our infrastructure business, the improved delivery performance, and the savings generated from the restructuring program.

FISCAL 2016 RESULTS

3.6.3. Canada

For the year ended September 30, 2016, adjusted EBIT in the Canada segment was $345.5 million, an increase of $1.8 million compared to the same period last year, while the adjusted EBIT margin was stable when compared to fiscal 2015. When excluding the positive impact of a client arbitration award in Q3 2015, adjusted EBIT increased by 1.1% due to a better mix of profitable revenue, and growth in the financial services sector.

3.6.4. France

For the year ended September 30, 2016, adjusted EBIT in the France segment was $174.7 million, an increase of $28.1 million when compared to the same period last year. Adjusted EBIT margin improved to 12.1% from 11.4%. The increase in adjusted EBIT margin was mostly due to improved utilization rates on a year-over-year basis.

3.6.5. U.K.

For the year ended September 30, 2016, adjusted EBIT in the U.K. segment was $154.3 million, a decrease of $9.3 million when compared to fiscal 2015. Adjusted EBIT margin decreased to 10.8% from 12.3% mostly due to the positive impact of additional change orders on certain large contracts in fiscal 2015.

3.6.6. ECS

For the year ended September 30, 2016, adjusted EBIT was $114.3 million, a decrease of $3.9 million when compared to the same period last year. Adjusted EBIT margin was essentially stable with productivity improvements being offset by revenue impacts in the Netherlands as described in the revenue section.

3.6.7. Asia Pacific

For the year ended September 30, 2016, adjusted EBIT in the Asia Pacific segment was $98.6 million an increase of $21.5 million, while the margin improved to 18.2% from 16.2% compared to the same period last year mostly due to productivity improvements across their global delivery centers.

3.7. EARNINGS BEFORE INCOME TAXES

The following table provides a reconciliation between our adjusted EBIT and earnings before income taxes, which is reported in accordance with IFRS.

					Change
For the years ended September 30,	2016	% of Revenue	2015	% of Revenue	$	%
In thousands of CAD except for percentage

Adjusted EBIT	1,560,311	14.6%	1,457,308	14.2%	103,003	7.1%

Minus the following items:

Restructuring costs	29,100	0.3%	35,903	0.3%	(6,803)	(18.9%)

Net finance costs	78,426	0.7%	92,857	0.9%	(14,431)	(15.5%)
Earnings before income taxes	1,452,785	13.6%	1,328,548	12.9%	124,237	9.4%

3.7.1. Restructuring Costs

In Q1 2016, we completed the previously announced restructuring program for productivity improvement initiatives. For the year ended September 30, 2016, the Company incurred $29.1 million of restructuring costs for a total expense of $65.0 million over the entire program.

MANAGEMENT’S DISCUSSION AND ANALYSIS

3.7.2. Net Finance Costs

Net finance costs mainly include the interest on our long-term debt. The decrease in net finance costs for the year ended September 30, 2016 was mainly the result of the early repayments of the May 2016 maturing tranche of the unsecured committed term loan credit facility.

3.8. NET EARNINGS AND EARNINGS PER SHARE

The following table sets out the information supporting the earnings per share calculations:

			Change
For the years ended September 30,	2016	2015	$	%
In thousands of CAD except for percentage and shares data
Earnings before income taxes	1,452,785	1,328,548	124,237	9.4%

Income tax expense	384,069	350,992	33,077	9.4%

Effective tax rate	26.4%	26.4%
Net earnings	1,068,716	977,556	91,160	9.3%

Net earnings margin	10.0%	9.5%

Weighted average number of shares outstanding

Class A subordinate voting shares and Class B multiple voting shares (basic)	304,808,130	311,477,555		(2.1%)

Class A subordinate voting shares and Class B multiple voting shares (diluted)	312,773,156	321,422,444		(2.7%)

Earnings per share (in dollars)

Basic	3.51	3.14	0.37	11.8%

Diluted	3.42	3.04	0.38	12.5%

3.8.1. Income Tax Expense

For the year ended September 30, 2016, the income tax expense was $384.1 million compared to $351.0 million over the same period last year, while our effective tax rate remained stable. The income tax expense was impacted by a favourable tax adjustment of $14.4 million in Q2 2016 attributable to the recognition of deferred tax assets following an agreement with the U.K. tax authority and an additional tax expense for an amount of $5.9 million in Q1 2016 resulting from the re-evaluation of our deferred tax assets following the U.K. corporate tax reduction enacted in November 18, 2015. When excluding these tax adjustments and the tax effects from restructuring costs incurred in both years, the income tax rate would have been 27.0% during fiscal 2016 compared to 26.3% in fiscal 2015. The increase in the income tax expense and the income tax rate was mainly attributable to the increased profitability of our U.S., India and France operations where enacted income tax rates are higher.

The table in section 3.8.3. shows the year-over-year comparison of the tax rate with the impact of specific items removed.

Based on the enacted rates at the end of fiscal 2016 and our current business mix, we expect our effective tax rate before any significant adjustments to be in the range of 27.0% to 29.0% in subsequent periods.

3.8.2. Weighted Average Number of Shares

For fiscal 2016, CGI’s basic and diluted weighted average number of shares decreased compared to fiscal 2015 due to the impact of the repurchase of Class A subordinate voting shares, partly offset by the grants and the exercise of stock options.

FISCAL 2016 RESULTS

3.8.3. Net Earnings and Earnings per Share Excluding Specific Items

Below is a table showing the year-over-year comparison excluding specific items namely, restructuring costs, and tax adjustments:

			Change
For the years ended September 30,	2016	2015	$	%
In thousands of CAD except for percentages and shares data
Earnings before income taxes	1,452,785	1,328,548	124,237	9.4%
Add back:
Restructuring costs[1]	29,100	35,903	(6,803)	(18.9%)
Earnings before income taxes excluding specific items	1,481,885	1,364,451	117,434	8.6%
Income tax expense	384,069	350,992	33,077	9.4%

Add back:

Tax adjustments[2]	8,500	—	8,500	—
Tax deduction on restructuring costs	7,858	8,352	(494)	(5.9%)
Income tax expense excluding specific items	400,427	359,344	41,083	11.4%
Effective tax rate excluding specific items	27.0%	26.3%

Net earnings excluding specific items	1,081,458	1,005,107	76,351	7.6%
Net earnings excluding specific items margin	10.1%	9.8%
Weighted average number of shares outstanding

Class A subordinate voting shares and Class B multiple voting shares (basic)	304,808,130	311,477,555		(2.1%)

Class A subordinate voting shares and Class B multiple voting shares (diluted)	312,773,156	321,422,444		(2.7%)

Earnings per share excluding specific items (in dollars)
Basic	3.55	3.23	0.32	9.9%
Diluted	3.46	3.13	0.33	10.5%

[1]	Refer to section 3.7.1.
[2]	Refer to section 3.8.1.

MANAGEMENT’S DISCUSSION AND ANALYSIS

4. Liquidity

4.1. CONSOLIDATED STATEMENTS OF CASH FLOWS

CGI’s growth is financed through a combination of our cash flow from operations, borrowing under our existing credit facilities, the issuance of long-term debt, and the issuance of equity. One of our financial priorities is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.

As at September 30, 2016, cash and cash equivalents were $596.5 million. The following table provides a summary of the generation and use of cash for the years ended September 30, 2016 and 2015.

For the years ended September 30,	2016	2015	Change
In thousands of CAD

Cash provided by operating activities	1,333,074	1,289,310	43,764

Cash used in investing activities	(382,731)	(257,127)	(125,604)

Cash used in financing activities	(666,304)	(1,303,663)	637,359

Effect of foreign exchange rate changes on cash and cash equivalents	7,228	41,027	(33,799)
Net increase (decrease) in cash and cash equivalents	291,267	(230,453)	521,720

4.1.1. Cash Provided by Operating Activities

For the year ended September 30, 2016, cash provided by operating activities was $1,333.1 million or 12.5% of revenue as compared to $1,289.3 million or 12.5% from the prior year.

The following table provides a summary of the generation and use of cash from operating activities:

For the years ended September 30,	2016	2015	Change
In thousands of CAD

Net earnings	1,068,716	977,556	91,160

Amortization and depreciation	400,060	424,044	(23,984)

Other adjustments [1]	132,171	89,451	42,720

Cash flow from operating activities before net change in non-cash working capital items	1,600,947	1,491,051	109,896

Net change in non-cash working capital items:

Accounts receivable, work in progress and deferred revenue	(134,632)	(25,517)	(109,115)

Accounts payable and accrued liabilities, accrued compensation, provisions and long-term liabilities	(115,853)	(204,169)	88,316

Other [2]	(17,388)	27,945	(45,333)

Net change in non-cash working capital items	(267,873)	(201,741)	(66,132)
Cash provided by operating activities	1,333,074	1,289,310	43,764

[1]	Comprised of deferred income taxes, foreign exchange gain and share-based payment costs.
[2]	Comprised of prepaid expenses and other assets, long-term financial assets related to operating activities, retirement benefits obligations, derivative financial instruments and income taxes.

For the year ended September 30, 2016, the $267.9 million of net change in non-cash working capital items was mostly due to :

•	The increase in other receivables comprised mainly of tax credits receivable; and,

•

The decrease in accounts payable and accrued liabilities, accrued compensation, provisions and long-term liabilities mainly driven by the net decrease in provisions including the payments of the restructuring provision and the timing of payroll accruals.

The timing of our working capital inflows and outflows will always have an impact on the cash flow from operations.

FISCAL 2016 RESULTS

4.1.2. Cash Used in Investing Activities

For the year ended September 30, 2016, $382.7 million were used in investing activities while $257.1 million were used in the prior year.

The following table provides a summary of the generation and use of cash from investing activities:

For the years ended September 30,	2016	2015	Change
In thousands of CAD

Business acquisitions	(38,442)	—	(38,442)

Proceeds from sale of capital assets	10,254	15,255	(5,001)

Purchase of property, plant and equipment	(165,516)	(122,492)	(43,024)

Additions to contract costs	(103,156)	(78,815)	(24,341)

Additions to intangible assets	(100,963)	(71,357)	(29,606)

Net proceeds from sale (purchase) of long-term investments	14,928	(4,736)	19,664

Payments received from long-term receivables	164	5,018	(4,854)
Cash used in investing activities	(382,731)	(257,127)	(125,604)

The increase of $125.6 million in cash used in investing activities during the year ended September 30, 2016 was mainly due to :

•	The purchase of property, plant and equipment due to investments across our data center infrastructure operations and global delivery centers;

•	Cash used in business acquisitions;

•	Investments in intangible assets for the purchase of software licenses used mainly in the delivery of client contracts as well as investment in internal-use software; and,

•	Cash used in contract costs for new clients.

This was partially offset by the net proceeds from the sale of long-term investments.

MANAGEMENT’S DISCUSSION AND ANALYSIS

4.1.3. Cash Used in Financing Activities

For the year ended September 30, 2016, $666.3 million were used in financing activities while $1,303.7 million were used in the prior year.

The following table provides a summary of the generation and use of cash from financing activities:

For the years ended September 30,	2016	2015	Change
In thousands of CAD

Net change in long-term debt	(182,651)	(901,566)	718,915

Settlement of derivative financial instruments	(24,057)	(121,615)	97,558

Purchase of Class A subordinate voting shares held in trust	(21,795)	(11,099)	(10,696)

Repurchase of Class A subordinate voting shares	(527,286)	(323,069)	(204,217)

Issuance of Class A subordinate voting shares	89,485	53,686	35,799
Cash used in financing activities	(666,304)	(1,303,663)	637,359

For the year ended September 30, 2016, $182.7 million was used to reduce our outstanding long-term debt mainly driven by the $129.7 million repayment under the term loan credit facility, while we made net repayments of $901.6 million to reduce our long-term debt last year. During the years ended September 30, 2016 and 2015, the Company used $24.1 million and $121.6 million respectively to settle the cross-currency swaps related to the outstanding long-term debt repaid during these periods.

For the year ended September 30, 2016, an amount of $21.8 million was used to purchase CGI Class A subordinate voting shares in connection with the Company’s Performance Share Unit Plan (“PSU Plan”), while for the comparable period last year, an amount of $11.1 million was used. More information concerning the PSU Plan can be found in note 19 of the audited consolidated financial statements.

For the year ended September 30, 2016, we used $517.8 million to repurchase 9,319,875 Class A subordinate voting shares under the previous and current NCIB. We also used $9.5 million to pay and subsequently cancel 200,000 Class A subordinate voting shares repurchased and held by the Company as at the end of fiscal 2015. For the year ended September 30, 2015, $323.1 million was used to repurchase 6,725,735 Class A subordinate voting shares under the annual aggregate limit of the NCIB then in effect.

Finally, for the year ended September 30, 2016, we received $89.5 million in proceeds from the exercise of stock options, compared to $53.7 million during the year ended September 30, 2015.

4.1.4. Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents

For the year ended September 30, 2016, the effect of foreign exchange rate changes on cash and cash equivalents was $7.2 million. This amount had no effect on net earnings as it was recorded in other comprehensive income.

FISCAL 2016 RESULTS

4.2. CAPITAL RESOURCES

As at September 30, 2016	Total	Available	Outstanding
In thousands of CAD

Cash and cash equivalents	—	596,529	—

Long-term investments	—	27,246	—

Unsecured committed revolving facility [a]	1,500,000	1,466,086	33,914

Total	1,500,000	2,089,861	33,914

a Consists of Letters of Credit for $33.9 million outstanding as at September 30, 2016.

Our cash position and bank lines are sufficient to support our growth strategy. At September 30, 2016, cash and cash equivalents and long-term investments represented $623.8 million.

Cash equivalents typically include term deposits, all with maturities of 90 days or less. Long-term investments include corporate and government bonds with maturities ranging from one to five years, rated “A” or higher.

The amount of capital available was $2,089.9 million. The long-term debt agreements contain covenants, which require us to maintain certain financial ratios. As at September 30, 2016, CGI was in compliance with these covenants.

Total debt decreased by $216.1 million to $1,911.0 million as at September 30, 2016, compared to $2,127.1 million as at September 30, 2015. The variation was mainly due to the $129.7 million repayment under the unsecured committed revolving credit facility combined with other repayments.

As at September 30, 2016, CGI was showing a positive working capital1 of $425.0 million. The Company also had $1,466.1 million available under its unsecured committed revolving facility and is generating a significant level of cash that will allow it to fund its operations while maintaining adequate levels of liquidity. On November 8, 2016, the unsecured committed revolving facility was extended by two years to December 2021 and can be further extended. There were no material changes in the terms and conditions including interest rates and banking covenants.

As at September 30, 2016, the cash and cash equivalents held by foreign subsidiaries were $557.8 million ($263.6 million as at September 30, 2015). The tax implications and impact related to its repatriation will not materially affect the Company’s liquidity.

[1]	Working capital is defined as total current assets minus total current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS

4.3. CONTRACTUAL OBLIGATIONS

We are committed under the terms of contractual obligations which have various expiration dates, primarily for the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements. For the year ended September 30, 2016, the Company decreased its commitments by $770.2 million mainly due to a decrease in rental office space commitments and repayments of long-term debt.

Commitment type	Total	Less than 1 year	2nd and 3rd years	4th and 5th years	After 5 years
In thousands of CAD

Long-term debt	1,861,880	173,362	423,464	342,285	922,769

Estimated interest on long-term debt	361,842	69,010	124,309	97,673	70,850

Finance lease obligations	42,172	18,738	17,183	5,489	762

Estimated interest on finance lease obligations	2,033	978	878	171	6

Operating leases

Rental of office space (excluding costs of services and taxes)	573,957	154,247	209,521	117,861	92,328

Computer equipment	15,562	7,941	6,350	976	295

Automobiles	97,775	39,256	49,072	9,111	336

Long-term service agreements and other	189,676	85,825	93,446	10,092	313

Total contractual obligations	3,144,897	549,357	924,223	583,658	1,087,659

Our required benefit plan contributions have not been included in this table as such contributions depend on periodic actuarial valuations for funding purposes. Our contributions to defined benefit plans are estimated at $19.2 million for fiscal 2017 as described in note 16 of the audited consolidated financial statements.

4.4. FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS

We use various financial instruments to manage our exposure to fluctuations of foreign currency exchange rates and interest rates. Please refer to notes 3 and 30 of our audited consolidated financial statements for additional information on our financial instruments.

FISCAL 2016 RESULTS

4.5. SELECTED MEASURES OF LIQUIDITY AND CAPITAL RESOURCES

As at September 30,	2016	2015
In thousands of CAD except for percentages
Reconciliation between net debt and long-term debt including the current portion:
Net debt	1,333,323	1,779,623
Add back:
Cash and cash equivalents	596,529	305,262
Long-term investments	27,246	42,202
Fair value of foreign currency derivative financial instruments related to debt	(46,123)	—
Long-term debt including the current portion	1,910,975	2,127,087
Net debt to capitalization ratio	15.8%	21.7%
Return on equity	17.2%	17.7%
Return on invested capital	14.5%	14.5%
Days sales outstanding	44	44

We use the net debt to capitalization ratio as an indication of our financial leverage in order to pursue large outsourcing contracts, expand global delivery centers, or make acquisitions. The net debt to capitalization ratio decreased to 15.8% in 2016 from 21.7% in 2015. The change in the net debt to capitalization ratio was mostly due to our improved cash generation allowing us to reduce our net debt by $446.3 million.

ROE is a measure of the return we are generating for our shareholders. ROE decreased to 17.2% in fiscal 2016 from 17.7% in fiscal 2015. The change was mostly the result of an increase in average capital driven by accumulated earnings.

ROIC is a measure of the Company’s efficiency in allocating the capital under our control to profitable investments. The return on invested capital was stable when compared to fiscal 2015 at 14.5%.

DSO of 44 days was stable when compared to fiscal 2015. In calculating the DSO, we subtract the deferred revenue balance from trade accounts receivable and work in progress; for that reason, the timing of payments received from outsourcing clients in advance of the work to be performed and the timing of payments related to project milestones can affect the DSO fluctuations. We remain committed to manage our DSO within our 45 day target or less.

4.6. OFF-BALANCE SHEET FINANCING AND GUARANTEES

CGI engages in the practice of off-balance sheet financing in the normal course of operations for a variety of transactions such as operating leases for office space, computer equipment and vehicles as well as accounts receivable factoring. From time to time, we also enter into agreements to provide financial or performance assurances to third parties on the sale of assets, business divestitures and guarantees on government and commercial contracts.

In connection with sales of assets and business divestitures, we may be required to pay counterparties for costs and losses incurred as the result of breaches in our contractual obligations, representations and warranties, intellectual property right infringement and litigation against counterparties, among others. While some of the agreements specify a maximum potential exposure of approximately $10.8 million, others do not specify a maximum amount or limited period. It is not possible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its audited consolidated financial statements.

In the normal course of business, we may provide certain clients, principally governmental entities, with bid and performance bonds. In general, we would only be liable for the amount of the bid bonds if we refuse to perform the project once the bid is awarded. We would also be liable for the performance bonds in the event of default in the performance of our obligations. As at September 30, 2016, we had committed a total of $30.9 million for these bonds. To the best of our knowledge, we complied with our performance obligations under all service contracts for which there was a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a materially adverse effect on our consolidated results of operations or financial condition.

MANAGEMENT’S DISCUSSION AND ANALYSIS

4.7. CAPABILITY TO DELIVER RESULTS

Sufficient capital resources and liquidity are required for supporting ongoing business operations and to execute our build and buy growth strategy. The Company has sufficient capital resources coming from the cash generated from operations, credit facilities, long-term debt agreements and invested capital from shareholders. Our principal uses of cash are for procuring new large outsourcing and managed services contracts; investing in our business solutions; pursuing accretive acquisitions; buying back CGI shares and paying down debt. Funds are also used to expand our global delivery network as more and more of our clients demand lower cost alternatives. In terms of financing, we are well positioned to continue executing our four-pillar growth strategy in fiscal 2017.

Strong and experienced leadership is essential to successfully implement our Company’s strategy. CGI has a strong leadership team with members who are highly knowledgeable and have gained a significant amount of experience within the IT industry via various career paths and leadership roles. CGI fosters leadership development to ensure a continuous flow of knowledge and strength is maintained throughout the organization. As part of our succession planning in key positions, we established the Leadership Institute, our own corporate university, to develop leadership, technical and managerial skills inspired by CGI’s roots and traditions.

As a Company built on human capital, our professionals and their knowledge are critical to delivering quality service to our clients. Our human resources program provides competitive compensation and benefits, a favourable working environment, and our training and career development programs combine to allow us to attract and retain the best talent. Employee satisfaction is monitored regularly through a Company-wide survey. Furthermore, approximately 52,000 of our members, are also owners of CGI through our Share Purchase Plan. The Share Purchase Plan, along with the Profit Participation Program, allows members to share in the success of the Company and aligns member objectives with our strategic goals.

In addition to our capital resources and the talent of our human capital, CGI has established a Management Foundation encompassing governance policies, sophisticated management frameworks and an organizational model for its business units and corporate processes. This foundation, along with our appropriate internal systems, helps in providing a disciplined high standard of quality service to our clients across all of our operations, and additional value to our stakeholders. CGI’s operations maintain appropriate certifications in accordance with service requirements such as the ISO and CMMI certification programs.

FISCAL 2016 RESULTS

5.	Fourth Quarter Results

5.1. FOREIGN EXCHANGE

The Company operates globally and is exposed to changes in foreign currency rates. Accordingly, as prescribed by IFRS, we value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates. We report all dollar amounts in Canadian dollars.

Average foreign exchange rates

For the three months ended September 30,	2016	2015	Change
U.S. dollar	1.3054	1.3095	(0.3%)

Euro	1.4570	1.4565	0.0%

Indian rupee	0.0195	0.0202	(3.5%)

British pound	1.7135	2.0285	(15.5%)

Swedish krona	0.1532	0.1544	(0.8%)

Australian dollar	0.9901	0.9494	4.3%

MANAGEMENT’S DISCUSSION AND ANALYSIS

5.2. REVENUE VARIATION AND REVENUE BY SEGMENT

The following table provides a summary of the year-over-year changes in our revenue, in total and by segment, separately showing the impacts of foreign currency exchange rate variations between the Q4 2016 and Q4 2015 periods. The Q4 2015 revenue by segment was recorded reflecting the actual average foreign exchange rates for that period. The foreign exchange impact is the difference between the current period’s actual results and the current period’s results converted with the prior year’s average foreign exchange rates.

			Change
For the three months ended September 30,	2016	2015	$	%
In thousands of CAD except for percentages
Total CGI revenue	2,582,429	2,585,275	(2,846)	(0.1%)

Variation prior to foreign currency impact	2.8%

Foreign currency impact	(2.9%)
Variation over previous period	(0.1%)

U.S.

Revenue prior to foreign currency impact	725,638	752,231	(26,593)	(3.5%)

Foreign currency impact	(4,146)
U.S. revenue	721,492	752,231	(30,739)	(4.1%)

Nordics

Revenue prior to foreign currency impact	361,126	368,109	(6,983)	(1.9%)

Foreign currency impact	(2,546)
Nordics revenue	358,580	368,109	(9,529)	(2.6%)

Canada

Revenue prior to foreign currency impact	387,476	371,824	15,652	4.2%

Foreign currency impact	(432)
Canada revenue	387,044	371,824	15,220	4.1%

France

Revenue prior to foreign currency impact	342,165	314,234	27,931	8.9%

Foreign currency impact	(493)
France revenue	341,672	314,234	27,438	8.7%

U.K.

Revenue prior to foreign currency impact	406,207	355,095	51,112	14.4%

Foreign currency impact	(63,120)
U.K. revenue	343,087	355,095	(12,008)	(3.4%)

ECS

Revenue prior to foreign currency impact	288,202	295,721	(7,519)	(2.5%)

Foreign currency impact	185
ECS revenue	288,387	295,721	(7,334)	(2.5%)

Asia Pacific

Revenue prior to foreign currency impact	146,270	128,061	18,209	14.2%

Foreign currency impact	(4,103)
Asia Pacific revenue	142,167	128,061	14,106	11.0%

We ended the fourth quarter of fiscal 2016 with revenue of $2,582.4 million, essentially stable when compared to the same period of fiscal 2015. On a constant currency basis, revenue increased by $71.8 million or 2.8%. Foreign currency rate fluctuations unfavourably impacted our revenue by $74.7 million or 2.9%.

FISCAL 2016 RESULTS

5.2.1. U.S.

Revenue in our U.S. segment was $721.5 million in Q4 2016, a decrease of $30.7 million or 4.1% compared to the same period of fiscal 2015. On a constant currency basis, revenue decreased by $26.6 million or 3.5%. The change in revenue was mostly due to the non-renewal of contracts in the U.S. government market, mainly in the defense sector, partly offset by an increased volume of work within the U.S. federal civilian agencies.

For the current quarter, the top two U.S. vertical markets were government and financial services, which together accounted for approximately 77% of its revenue.

5.2.2. Nordics

Revenue from our Nordics segment was $358.6 million in Q4 2016, a decrease of $9.5 million or 2.6% compared to the same period of fiscal 2015. On a constant currency basis, revenue decreased by $7.0 million or 1.9%. The change in revenue is mainly due to the expiration of certain infrastructure outsourcing contracts and an increased usage of our offshore delivery centers in Asia Pacific. This was partly offset by an increased work volume within the MRD vertical market for both Sweden and Denmark.

For the current quarter, the Nordics’ top two vertical markets were MRD and government, which together accounted for approximately 65% of its revenue.

5.2.3. Canada

Revenue in our Canada segment for Q4 2016 was $387.0 million, an increase of $15.2 million or 4.1% compared to the same period of fiscal 2015. The increase of revenue was mostly due to an increase in financial services, including IP-based services and solutions revenue, as well as new outsourcing contracts within the MRD vertical market. This was partly offset by the expiration of certain infrastructure outsourcing contracts.

For the current quarter, Canada’s top two vertical markets were financial services and telecommunications & utilities, which together accounted for approximately 60% of its revenue.

5.2.4. France

Revenue from our France segment was $341.7 million in Q4 2016 an increase of $27.4 million or 8.7% compared to the same period of fiscal 2015. On a constant currency basis, revenue increased by $27.9 million or 8.9%. The increase in revenue was mostly due to an increase in work volume across the majority of its vertical markets and, to a lesser extent, a recent business acquisition.

For the current quarter, France’s top two vertical markets were MRD and financial services, which together accounted for approximately 63% of its revenue.

5.2.5. U.K.

Revenue from our U.K. segment was $343.1 million in Q4 2016, a decrease of $12.0 million or 3.4% compared to the same period of fiscal 2015. On a constant currency basis, revenue increased by $51.1 million or 14.4%. The increase in revenue was mainly due to new outsourcing contracts in the government market combined with higher work volume in telecommunications & utilities. In addition, revenue in Q4 2016 was favourably impacted by the sale of additional equipment. The growth was partly offset by lower work volume with a client in the MRD vertical market.

For the current quarter, U.K.’s top two vertical markets were government and telecommunications & utilities, which together accounted for approximately 73% of its revenue.

MANAGEMENT’S DISCUSSION AND ANALYSIS

5.2.6. ECS

Revenue from our ECS segment was $288.4 million in Q4 2016, a decrease of $7.3 million or 2.5% when compared to fiscal 2015. The change in revenue was mostly due to lower work volume and projects completed in the Netherlands, lower work volume combined with the divesting of certain low margin contracts in Southern Europe and the wind-down of the majority of our operations in South America. This was partly offset by an increased work volume in Germany mainly in MRD and telecommunications & utilities vertical markets.

For the current quarter, ECS’ top two vertical markets were MRD and telecommunications & utilities, which together accounted for approximately 64% of its revenue.

5.2.7. Asia Pacific

Revenue from our Asia Pacific segment was $142.2 million in Q4 2016, an increase of $14.1 million or 11.0% compared to the same period of fiscal 2015. On a constant currency basis, revenue increased by $18.2 million or 14.2%. The increase in revenue was due to the continued increased demand of our offshore delivery centers across our segments, as our clients continue taking advantage of our global delivery network. This was partly offset by lower work volumes in Australia.

For the current quarter, Asia Pacific’s top two vertical markets were telecommunications & utilities and MRD, which together accounted for approximately 69% of its revenue.

FISCAL 2016 RESULTS

5.3. ADJUSTED EBIT BY SEGMENT

For the three months ended September 30,			Change
	2016	2015	$	%
In thousands of CAD except for percentages
U.S.	128,494	117,313	11,181	9.5%

As a percentage of U.S. revenue	17.8%	15.6%

Nordics	43,784	30,176	13,608	45.1%

As a percentage of Nordics revenue	12.2%	8.2%

Canada	94,136	77,450	16,686	21.5%

As a percentage of Canada revenue	24.3%	20.8%

France	43,067	35,806	7,261	20.3%

As a percentage of France revenue	12.6%	11.4%

U.K.	28,698	62,406	(33,708)	(54.0%)

As a percentage of U.K. revenue	8.4%	17.6%

ECS	30,302	36,886	(6,584)	(17.8%)

As a percentage of ECS revenue	10.5%	12.5%

Asia Pacific	26,598	18,927	7,671	40.5%

As a percentage of Asia Pacific revenue	18.7%	14.8%
Adjusted EBIT	395,079	378,964	16,115	4.3%

Adjusted EBIT margin	15.3%	14.7%

Adjusted EBIT for the quarter was $395.1 million an increase of $16.1 million or 4.3% from Q4 2015, while the margin improved to 15.3% from 14.7%.

5.3.1. U.S.

Adjusted EBIT in the U.S. segment was $128.5 million for Q4 2016, an increase of $11.2 million year-over-year. Adjusted EBIT margin increased to 17.8% from 15.6% when compared to Q4 2015 mostly due to additional research and development tax credits and the decrease in amortization of client relationships related to the acquisition of Stanley, Inc.

5.3.2. Nordics

Adjusted EBIT in the Nordics segment was $43.8 million for Q4 2016, an increase of $13.6 million year-over-year, while adjusted EBIT margin increased to 12.2% from 8.2% in Q4 2015. The increase in adjusted EBIT margin came mainly from the ongoing cost synergies within our infrastructure business and the savings generated from the restructuring program.

5.3.3. Canada

Adjusted EBIT in the Canada segment was $94.1 million for Q4 2016, an increase of $16.7 million year-over-year while adjusted EBIT margin increased to 24.3% from 20.8%. This increase was mostly the result of an improved mix of IP-based services and solutions revenue related to license sales.

5.3.4. France

Adjusted EBIT in the France segment was $43.1 million for Q4 2016, an increase of $7.3 million year-over-year. Adjusted EBIT margin improved to 12.6% from 11.4%. The increase in adjusted EBIT margin was mostly due to improved utilization rates on a year-over-year basis.

MANAGEMENT’S DISCUSSION AND ANALYSIS

5.3.5. U.K.

Adjusted EBIT in the U.K. segment was $28.7 million for Q4 2016, a decrease of $33.7 million year-over-year. Adjusted EBIT margin decreased to 8.4% from 17.6% due mostly to the positive impact of additional change orders on certain large contracts in Q4 2015 and a provision taken on a client contract in Q4 2016.

5.3.6. ECS

Adjusted EBIT in the ECS segment was $30.3 million for Q4 2016, a decrease of $6.6 million year-over-year, while the margin was 10.5% compared to 12.5% in Q4 2015. The change in margin was mostly due to the revenue impacts from the Netherlands described in the revenue section.

5.3.7. Asia Pacific

Adjusted EBIT in the Asia Pacific segment was $26.6 million for Q4 2016, an increase of $7.7 million year-over-year, while the margin increased to 18.7% from 14.8%. This was mainly due to productivity improvements across their global delivery centers. In addition, during Q4 2015, adjusted EBIT margin was unfavourably impacted by of a provision on a contract in the Middle East.

FISCAL 2016 RESULTS

5.4. NET EARNINGS AND EARNINGS PER SHARE

The following table sets out the information supporting the earnings per share calculations:

			Change
For the three months ended September 30,	2016	2015	$	%
In thousands of CAD except for percentage and shares data

Adjusted EBIT	395,079	378,964	16,115	4.3%

Minus the following items:

Restructuring costs	—	35,903	(35,903)	(100.0%)

Net finance costs	17,623	23,984	(6,361)	(26.5%)
Earnings before income taxes	377,456	319,077	58,379	18.3%

Income tax expense	103,021	86,188	16,833	19.5%

Effective tax rate	27.3%	27.0%
Net earnings	274,435	232,889	41,546	17.8%

Margin	10.6%	9.0%

Weighted average number of shares

Class A subordinate voting shares and Class B multiple voting shares (basic)	303,203,548	309,337,317		(2.0%)

Class A subordinate voting shares and Class B multiple voting shares (diluted)	309,569,738	318,572,873		(2.8%)

Earnings per share (in dollars)

Basic EPS	0.91	0.75	0.16	21.3%

Diluted EPS	0.89	0.73	0.16	21.9%

For the current quarter, the increase in earnings before income taxes mainly came from the increase in adjusted EBIT as described in section 5.3 of the present document. In addition, $35.9 million of restructuring costs were incurred in Q4 2015.

In Q4 2016, the income tax expense was $103.0 million, an increase of $16.8 million compared to $86.2 million in Q4 2015, while our effective income tax rate increased from 27.0% to 27.3%. The increase in income tax rate was mainly attributable to the decrease in U.K earnings where the enacted tax rate is lower.

Net earnings were $274.4 million, an increase of $41.5 million compared to $232.9 million last year.

The table in section 5.4.1 shows the quarterly year-over-year comparison of the tax rate with the impact of restructuring costs removed.

During the quarter, no Class A subordinate voting shares were repurchased while 924,816 stock options were exercised.

MANAGEMENT’S DISCUSSION AND ANALYSIS

5.4.1. Net Earnings and Earnings per Share Excluding Specific Items

Below is a table showing the year-over-year comparison excluding specific items namely, restructuring costs :

For the three months ended September 30,			Change
	2016	2015	$	%
In thousands of CAD except for percentage and shares data

Earnings before income taxes	377,456	319,077	58,379	18.3%

Add back:

Restructuring costs	—	35,903	(35,903)	(100.0%)
Earnings before income taxes excluding specific items	377,456	354,980	22,476	6.3%

Income tax expense	103,021	86,188	16,833	19.5%

Add back:

Tax deduction on restructuring	—	8,352	(8,352)	(100.0%)
Income tax expense excluding specific items	103,021	94,540	8,481	9.0%

Effective tax rate excluding specific items	27.3%	26.6%

Net earnings excluding specific items	274,435	260,440	13,995	5.4%

Net earnings excluding specific items margin	10.6%	10.1%

Weighted average number of shares outstanding

Class A subordinate voting shares and Class B multiple voting shares (basic)	303,203,548	309,337,317		(2.0%)

Class A subordinate voting shares and Class B multiple voting shares (diluted)	309,569,738	318,572,873		(2.8%)

Earnings per share excluding specific items (in dollars)

Basic EPS	0.91	0.84	0.07	8.3%

Diluted EPS	0.89	0.82	0.07	8.5%

FISCAL 2016 RESULTS

5.5. CONSOLIDATED STATEMENTS OF CASH FLOWS

As at September 30, 2016, cash and cash equivalents were $596.5 million. The following table provides a summary of the generation and use of cash and cash equivalents for the quarters ended September 30, 2016 and 2015.

For the three months ended September 30,	2016	2015	Change
In thousands of CAD

Cash provided by operating activities	401,806	451,310	(49,504)

Cash used in investing activities	(101,300)	(79,339)	(21,961)

Cash used in financing activities	(1,473)	(366,092)	364,619

Effect of foreign exchange rate changes on cash and cash equivalents	13,815	34,688	(20,873)

Net increase in cash and cash equivalents	312,848	40,567	272,281

5.5.1. Cash Provided by Operating Activities

For Q4 2016, cash provided by operating activities was $401.8 million compared to $451.3 million in Q4 2015, or 15.6% of revenue compared to 17.5% last year.

The following table provides a summary of the generation and use of cash from operating activities.

For the three months ended September 30,	2016	2015	Change
In thousands of CAD

Net earnings	274,435	232,889	41,546

Amortization and depreciation	98,385	107,565	(9,180)

Other adjustments [1]	41,896	18,247	23,649

Cash flow from operating activities before net change in non-cash working capital items	414,716	358,701	56,015

Net change in non-cash working capital items:

Accounts receivable, work in progress and deferred revenue	49,524	104,019	(54,495)

Accounts payable and accrued liabilities, accrued compensation, provisions and long-term liabilities	(118,621)	(63,589)	(55,032)

Other [2]	56,187	52,179	4,008

Net change in non-cash working capital items	(12,910)	92,609	(105,519)

Cash provided by operating activities	401,806	451,310	(49,504)

[1]	Other adjustments are comprised of deferred income taxes, foreign exchange (gain) loss and share-based payment costs.
[2]	Comprised of prepaid expenses and other assets, long-term financial assets related to operating activities, retirement benefits obligations, derivative financial instruments and income taxes.

For the three months ended September 30, 2016, the $12.9 million of net change in non-cash working capital items was mostly due to:

•

The change in accounts payable and accrued liabilities, accrued compensation, provisions and long-term liabilities, mainly driven by the reduction in vacation accruals, the timing of payments of sales and payroll taxes, and payroll accruals.

This was partially offset by :

•	The favourable change in accounts receivable, work in progress and deferred revenue mainly due to a decrease in our DSO from 45 days in Q3 2016 to 44 days in Q4 2016;

•	The net decrease in prepaid expenses and other assets mostly due to the timing of payments of software license maintenance and rent; and,

•	The increase in income tax accruals.

The timing of our working capital inflows and outflows will always have an impact on the cash flow from operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS

5.5.2. Cash Used in Investing Activities

For Q4 2016,$101.3 million were used in investing activities while $79.3 million were used in the prior year.

The following table provides a summary of the generation and use of cash from investing activities:

For the years ended September 30,	2016	2015	Change
In thousands of CAD
Proceeds from sale of capital assets	980	—	980

Purchase of property, plant and equipment	(41,578)	(32,474)	(9,104)

Additions to contract costs	(29,327)	(27,603)	(1,724)

Additions to intangible assets	(28,802)	(20,704)	(8,098)

Net purchase of long-term investments	(2,573)	(220)	(2,353)

Payments received from long-term receivables	—	1,662	(1,662)

Cash used in investing activities	(101,300)	(79,339)	(21,961)

The increase of $22.0 million in cash used in investing activities during Q4 2016 was mainly due to :

•	The purchase of property, plant and equipment due to investments across our data center infrastructure operations and global delivery centers; and,

•	Investments in intangible assets for the purchase of software licenses used mainly in the delivery of client contracts as well as investment in internal-used software.

5.5.3. Cash Used in Financing Activities

For the three months ended September 30,	2016	2015	Change
In thousands of CAD
Net change in long-term debt	(16,718)	(120,772)	104,054

Settlement of derivative financial instruments	—	(23,293)	23,293

Repurchase of Class A subordinate voting shares	—	(229,041)	229,041

Issuance of Class A subordinate voting shares	15,245	7,014	8,231

Cash used in financing activities	(1,473)	(366,092)	364,619

During Q4 2016, $16.7 million was used to reduce our outstanding long-term debt while for the same period last year $120.8 million was used mainly driven by $121.9 million in repayments under the term loan credit facility.

During Q4 2016, we did not repurchase Class A subordinate voting shares under the NCIB. For the same period last year, we used $229.0 million to repurchase 4,850,402 Class A subordinate voting shares under the NCIB.

In Q4 2016, we received $15.2 million in proceeds from the exercise of stock options, compared to $7.0 million during the same period last year.

FISCAL 2016 RESULTS

6.	Eight Quarter Summary

As at and for the three months	Sept. 30,	June 30,	Mar. 31,	Dec. 31,	Sept. 30,	June 30,	Mar. 31,	Dec. 31,
ended,	2016	2016	2016	2015	2015	2015	2015	2014
In millions of CAD unless otherwise noted
Growth

Revenue	2,582.4	2,667.1	2,750.0	2,683.7	2,585.3	2,559.4	2,601.2	2,541.3

Year-over-year revenue growth	(0.1%)	4.2%	5.7%	5.6%	4.1%	(4.0%)	(3.8%)	(3.9%)

Constant currency year-over-year revenue growth	2.8%	0.6%	(1.0%)	(1.8%)	(3.1%)	(3.5%)	(3.5%)	(6.0%)

Backlog	20,893	20,614	20,705	21,505	20,711	19,697	20,000	20,175

Bookings	2,858	2,940	2,734	3,199	2,856	2,227	2,253	4,304

Book-to-bill ratio	110.7%	110.2%	99.4%	119.2%	110.5%	87.0%	86.6%	169.4%

Book-to-bill ratio trailing twelve months	109.8%	109.8%	104.1%	101.0%	113.2%	106.4%	107.4%	112.1%
Profitability

Adjusted EBIT	395.1	390.5	390.6	384.1	379.0	371.2	363.1	344.0

Adjusted EBIT margin	15.3%	14.6%	14.2%	14.3%	14.7%	14.5%	14.0%	13.5%

Net earnings	274.4	273.8	282.7	237.7	232.9	257.2	251.2	236.3

Net earnings margin	10.6%	10.3%	10.3%	8.9%	9.0%	10.1%	9.7%	9.3%

Diluted EPS (in dollars)	0.89	0.89	0.90	0.75	0.73	0.80	0.78	0.74

Net earnings excluding specific items	274.4	273.8	268.3	264.9	260.4	257.2	251.2	236.3

Net earnings margin excluding specific items	10.6%	10.3%	9.8%	9.9%	10.1%	10.1%	9.7%	9.3%

Diluted EPS excluding specific items (in dollars)	0.89	0.89	0.86	0.84	0.82	0.80	0.78	0.74
Liquidity

Cash provided by operating activities	401.8	351.7	251.4	328.2	451.3	214.1	284.7	339.2

As a % of revenue	15.6%	13.2%	9.1%	12.2%	17.5%	8.4%	10.9%	13.3%

Days sales outstanding	44	45	41	44	44	46	41	42
Capital structure

Net debt	1,333.3	1,648.7	1,926.7	1,573.7	1,779.6	1,791.4	1,869.8	1,924.5

Net debt to capitalization ratio	15.8%	20.5%	23.8%	18.3%	21.7%	22.7%	24.4%	25.1%

Return on equity	17.2%	16.9%	16.9%	16.9%	17.7%	18.2%	18.4%	18.9%

Return on invested capital	14.5%	14.4%	14.4%	14.5%	14.5%	14.8%	14.6%	14.7%
Balance sheet

Cash and cash equivalents, and short-term investments	596.5	283.7	168.9	552.4	305.3	264.7	223.5	489.6

Total assets	11,693.3	11,434.0	11,417.9	12,130.3	11,787.3	11,190.4	10,985.8	11,171.9

Long-term financial liabilities	1,765.4	1,764.5	1,928.5	1,822.1	1,896.4	1,765.8	2,067.7	2,451.5

There are factors causing quarterly variances which may not be reflective of the Company’s future performance. First, there is seasonality in systems integration and consulting work, and the quarterly performance of these operations is impacted by occurrences such as vacations and the number of statutory holidays in any given quarter. Outsourcing contracts including BPS contracts are affected to a lesser extent by seasonality. Second, the workflow from some clients may fluctuate from quarter to quarter based on their business cycle and the seasonality of their own operations. Third, the savings that we generate for a client on a given outsourcing contract may temporarily reduce our revenue stream from this client, as these savings may not be immediately offset by additional work performed for this client.

In general, cash flow from operating activities could vary significantly from quarter to quarter depending on the timing of monthly payments received from large clients, cash requirements associated with large acquisitions, outsourcing contracts

MANAGEMENT’S DISCUSSION AND ANALYSIS

and projects, the timing of the reimbursements for various tax credits as well as profit sharing payments to members and the timing of restructuring cost payments.

Foreign exchange fluctuations can also contribute to quarterly variances as our percentage of operations in foreign countries evolves. The effect from these variances is primarily on our revenue and to a much lesser extent, on our margin as we benefit from natural hedges.

FISCAL 2016 RESULTS

7.	Changes in Accounting Policies

The audited consolidated financial statements for the year ended September 30, 2016 include all adjustments that CGI’s management considers necessary for the fair presentation of its financial position, results of operations, and cash flows.

FUTURE ACCOUNTING STANDARD CHANGES

The following standards have been issued but are not yet effective:

IFRS 15 - Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers”, to specify how and when to recognize revenue as well as requiring the provision of more informative and relevant disclosures. The standard supersedes IAS 18, “Revenue”, IAS 11, “Construction Contracts”, and other revenue related Interpretations. The standard will be effective on October 1, 2018 for the Company, with earlier adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 9 - Financial Instruments

In July 2014, the IASB amended IFRS 9, “Financial Instruments”, to bring together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The standard supersedes all previous versions of IFRS 9 and will be effective on October 1, 2018 for the Company, with earlier adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 16 - Leases

In January 2016, the IASB issued IFRS 16, “Leases”, to set out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a lease contract. The standard supersedes IAS 17, “Leases”, and other lease related Interpretations. The standard will be effective on October 1, 2019 for the Company with earlier adoption permitted only if IFRS 15 “Revenue from Contracts with Customers” is also applied. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

8.	Critical Accounting Estimates

The Company’s significant accounting policies are described in note 3 of the audited consolidated financial statements for the year ended September 30, 2016. Certain of these accounting policies, listed below, require management to make accounting estimates and judgment that affect the reported amounts of assets, liabilities and equity and the accompanying disclosures at the date of the consolidated financial statements as well as the reported amounts of revenue and expenses during the reporting period. These accounting estimates are considered critical because they require management to make subjective and/or complex judgments that are inherently uncertain and because they could have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

Areas impacted by estimates	Consolidated balance sheets	Consolidated statements of earnings
		Revenue	Cost of services, selling and administrative	Income taxes

Revenue recognition [1]	✓	✓	✓

Estimated losses on revenue-generating contracts	✓		✓

Goodwill impairment	✓		✓

Income taxes	✓			✓

Litigation and claims	✓	✓	✓

[1]	Affects the balance sheet through accounts receivable, work in progress and deferred revenue.

Revenue recognition

Multiple component arrangements

If an arrangement involves the provision of multiple components, the total arrangement value is allocated to each separately identifiable component based on its relative selling price at the inception of the contract. At least on a yearly basis, the Company reviews its best estimate of the selling price which is established by using a reasonable range of prices for the various services and products offered by the Company based on local market information available. Information used in determining the range is mainly based on recent contracts signed and the economic environment. A change in the range could have a material impact on the allocation of total arrangement value, and therefore on the amount and timing of revenue recognition.

System integration and consulting services under fixed-fee arrangements

Revenue from systems integration and consulting services under fixed-fee arrangements where the outcome of the arrangements can be estimated reliably is recognized using the percentage-of-completion method over the service periods. The Company primarily uses labour costs or labour hours to measure the progress towards completion. Project managers monitor and re-evaluate project forecasts on a monthly basis. Forecasts are reviewed to consider factors such as: changes to the scope of the contracts, delays in reaching milestones and new complexities in the project delivery. Forecast can also be affected by market risks such as the availability and retention of qualified IT professionals and/or the ability of the subcontractors to perform their obligation within agreed upon budget and timeframes. To the extent that actual labour hours or labour costs could vary from estimates, adjustments to revenues following the review of the costs to complete on projects are reflected in the period in which the facts that give rise to the revision occur. Whenever the total costs are forecasted to be higher than the total revenues, estimated losses on revenue-generating contracts is accounted for as described below.

FISCAL 2016 RESULTS

Estimated losses on revenue-generating contracts

Estimated losses on revenue-generating contracts may occur due to additional contract costs which were not foreseen at inception of the contract. Projects and services are monitored by the project managers on a monthly basis. Some of the indicators reviewed are: current financial results, delays in reaching milestones, new complexities in the project delivery and third party deliverables and estimated costs.

In addition, CGI’s Engagement Assessment Services (“EAS”) team conducts a formal monthly health check assessment on CGI’s project portfolio for all contracts that has a value above an established threshold. The reviews are based on a defined set of risk dimensions and assessment categories that results in detailed reports containing actual delivery and current financial status which are reviewed with the Executive management. Due to the variability of the indicators reviewed, and because the estimates are based on many variables, estimated losses on revenue-generating contracts are subject to change.

Goodwill impairment

The carrying value of goodwill is tested for impairment annually on September 30, or earlier if events or changes in circumstances indicate that the carrying value may be impaired. In order to determine if a goodwill impairment test is required, management reviews different factors on a quarterly basis such as changes in technological or market environment, changes in assumptions used to derive the weighted average cost of capital (“WACC”) and actual financial performance compared to planned performance.

The recoverable amount of each segment has been determined based on its value in use (“VIU”) calculation which includes estimates about their future financial performance based on cash flows approved by management. However, factors such as our ability to continue developing and expanding service offered to address emerging business demands and technology trends, a lengthened sales cycle and our ability to hire and retain qualified IT professionals affect future cash flow, and actual results might differ from future cash flows used in the goodwill impairment test. Key assumptions used in goodwill impairment testing are presented in note 11 of audited consolidated financial statements for the fiscal year ended September 30, 2016. Historically the Company has not recorded an impairment charge on goodwill. As at September 30, 2016, the fair value of each segment represents between 180% and 350% of its carrying value.

Income taxes

Deferred tax assets are recognized for unused tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available for their utilization. The Company considers the analysis of forecast and future tax planning strategies. Estimates of taxable profit are made based on the forecast by jurisdiction which are aligned with goodwill impairment testing assumptions, on an undiscounted basis. In addition, management considers factors such as substantively enacted tax rates, the history of the taxable profits and availability of tax strategies. Due to the uncertainty and the variability of the factors mentioned above, deferred tax asset are subject to change. Management reviews its assumptions on a quarterly basis and adjusts the deferred tax assets when appropriate.

The Company is subject to taxation in numerous jurisdictions and there are transactions and calculations for which the ultimate tax determination is uncertain which occurs when there is uncertainty as to the meaning of the law, or to the applicability of the law to a particular transaction or both. In those circumstances, the Company might review administrative practice, consult tax authorities or advisors on the interpretation of tax legislation. When a tax position is uncertain, the Company recognizes an income tax benefit or reduces an income tax liability only when it is probable that the tax benefit will be realized in the future or that the income tax liability is no longer probable. The provision for uncertain tax position is made using the best estimate of the amount expected to be paid based on qualitative assessment of all relevant factors and is subject to change. The review of assumptions is done on a quarterly basis.

Litigation and claims

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The accrued litigation and legal claim provisions are based on historical

MANAGEMENT’S DISCUSSION AND ANALYSIS

experience, current trends and other assumptions that are believed to be reasonable under the circumstances. Estimates include the period in which the underlying cause of the claim occurred and the degree of probability of an unfavourable outcome. Management reviews assumptions and facts surrounding outstanding litigation and claims on a quarterly basis, involves external counsel when necessary and adjusts the provision accordingly. The Company has to be compliant with applicable law in many jurisdictions which increases the complexity of determining adequate provision following litigation review. Since the outcome of such litigation and claims are not predictable, those provisions are subject to change. Adjustments to litigation and claims provision are reflected in the period when the facts that give rise to an adjustment occur.

FISCAL 2016 RESULTS

9. Integrity of Disclosure

Our management assumes the responsibility for the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.

CGI has a formal corporate disclosure policy whose goal is to raise awareness of the Company’s approach to disclosure among the members of the Board of Directors, senior management and employees.

The Board of Directors has the responsibility under its charter and under the securities laws that govern CGI’s continuous disclosure obligations to oversee CGI’s compliance with its continuous and timely disclosure obligations, as well as the integrity of the Company’s internal controls and management information systems. The Board of Directors carries out this responsibility mainly through its Audit and Risk Management Committee.

The Audit and Risk Management Committee of CGI is composed entirely of independent directors who meet the independence and experience requirements of National Instrument 52-110 adopted by the Canadian Securities Administrators as well as those of the New York Stock Exchange (“NYSE”) and the U.S. Securities and Exchange Commission. The role and responsibilities of the Committee include: (a) reviewing all public disclosure documents containing audited or unaudited financial information concerning CGI; (b) identifying and examining the financial and operating risks to which the Company is exposed, reviewing the various policies and practices of the Company that are intended to manage those risks, and reporting on a regular basis to the Board of Directors concerning risk management; (c) reviewing and assessing the effectiveness of CGI’s accounting policies and practices concerning financial reporting; (d) reviewing and monitoring CGI’s internal control procedures, programs and policies and assessing their adequacy and effectiveness; (e) reviewing the adequacy of CGI’s internal audit resources including the mandate and objectives of the internal auditor; (f) recommending to the Board of Directors the appointment of the external auditor, asserting the external auditor’s independence, reviewing the terms of their engagement, conducting an annual auditor’s performance assessment, and pursuing ongoing discussions with them; (g) reviewing all related party transactions in accordance with the rules of the NYSE and other applicable laws and regulations; (h) reviewing the audit procedures including the proposed scope of the external auditor’s examinations; and (i) performing such other functions as are usually attributed to audit committees or as directed by the Board of Directors. In making its recommendation to the Board of Directors in relation to the annual appointment of the external auditor, the Audit and Risk Management Committee conducts an annual assessment of the external auditor’s performance following the recommendations of the Chartered Professional Accountants of Canada. The formal assessment is concluded in advance of the Annual General Meeting of Shareholders and is conducted with the assistance of key CGI personnel.

The Company evaluated the effectiveness of its disclosure controls and procedures and internal controls over financial reporting based on the framework established in Internal Control - Integrated Framework issued by the Commitee of Sponsoring Organizations of the Treadway Commission (2013 COSO Framework), supervised by and with the participation of the Chief Executive Officer and the Chief Financial Officer as of September 30, 2016. The Chief Executive Officer and Chief Financial Officer concluded that, based on this evaluation, the Company’s disclosure controls and procedures and internal controls over financial reporting were adequate and effective, at a reasonable level of assurance, to ensure that material information related to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

MANAGEMENT’S DISCUSSION AND ANALYSIS

10. Risk Environment

10.1. RISKS AND UNCERTAINTIES

While we are confident about our long-term prospects, the following risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth and should be considered when evaluating our potential as an investment.

10.1.1. Risks Related to the Market

Economic risk

The level of business activity of our clients, which is affected by economic conditions, has a bearing upon the results of our operations. We can neither predict the impact that current economic conditions will have on our future revenue, nor predict when economic conditions will show meaningful improvement. During an economic downturn, our clients and potential clients may cancel, reduce or defer existing contracts and delay entering into new engagements. In general, companies also decide to undertake fewer IT systems projects during difficult economic times, resulting in limited implementation of new technology and smaller engagements. Since there are fewer engagements in a downturn, competition usually increases and pricing for services may decline as competitors, particularly companies with significant financial resources, decrease rates to maintain or increase their market share in our industry and this may trigger pricing adjustments related to the benchmarking obligations within our contracts. Our revenue and profitability could be negatively impacted as a result of these factors.

10.1.2. Risks Related to our Industry

The competition for contracts

CGI operates in a global marketplace in which competition among providers of IT services is vigorous. Some of our competitors possess greater financial, marketing, sales resources, and larger geographic scope in certain parts of the world than we do, which, in turn, provides them with additional leverage in the competition for contracts. In certain niche, regional or metropolitan markets, we face smaller competitors with specialized capabilities who may be able to provide competing services with greater economic efficiency. Some of our competitors have more significant operations than we do in lower cost countries that can serve as a platform from which to provide services worldwide on terms that may be more favourable. Increased competition among IT services firms often results in corresponding pressure on prices. There can be no assurance that we will succeed in providing competitively priced services at levels of service and quality that will enable us to maintain and grow our market share.

We derive significant revenue from contracts awarded through competitive bidding processes, which require the Company to estimate accurately the resource and costs that will be required to service any contracts it is awarded, based on the client’s bid specification and sometimes, in advance of the final determination of the full scope and design of the contract (“see Cost estimation risks”), and which limit the Company’s ability to negotiate certain contractual terms and conditions. Risks related to competitive bidding processes also include the substantial cost and managerial time and effort spent by the Company to prepare bids and proposals for contracts that may or may not be awarded to the Company, as well as expenses and delays that may arise if the Company’s competitors protest or challenge awards made to the Company pursuant to competitive bidding process.

The availability and retention of qualified IT professionals

There is strong demand for qualified individuals in the IT industry. Hiring and retaining a sufficient amount of individuals with the desired knowledge and skill set may be difficult. Therefore, it is important that we remain able to successfully attract and retain highly qualified professionals and establish an effective succession plan. If our comprehensive programs aimed at attracting and retaining qualified and dedicated professionals do not ensure that we have staff in sufficient numbers and with the appropriate training, expertise and suitable government security clearances required to serve the needs of our clients, we may have to rely on subcontractors or transfers of staff to fill resulting gaps. If our succession plan fails to identify those with potential or to develop these key individuals, we may lose key members and be required to recruit and train new resources. This might result in lost revenue or increased costs, thereby putting pressure on our net earnings.

FISCAL 2016 RESULTS

The ability to continue developing and expanding service offerings to address emerging business demands and technology trends

The rapid pace of change in all aspects of IT and the continually declining costs of acquiring and maintaining IT infrastructure mean that we must anticipate changes in our clients’ needs. To do so, we must adapt our services and our solutions so that we maintain and improve our competitive advantage and remain able to provide cost effective services and solutions. The market for the services and solutions we offer is extremely competitive and there can be no assurance that we will succeed in developing and adapting our business in a timely manner. If we do not keep pace, our ability to retain existing clients and gain new business may be adversely affected. This may result in pressure on our revenue, net earnings and resulting cash flows from operations.

Infringing on the intellectual property rights of others

Despite our efforts, the steps we take to ensure that our services and offerings do not infringe on the intellectual property rights of third parties may not be adequate to prevent infringement and, as a result, claims may be asserted against us or our clients. We enter into licensing agreements for the right to use intellectual property and may otherwise offer indemnities against liability and damages arising from third-party claims of patent, copyright, trademark or trade secret infringement in respect of our own intellectual property or software or other solutions developed for our clients. In some instances, the amount of these indemnity claims could be greater than the revenue we receive from the client. Intellectual property claims or litigation could be time-consuming and costly, harm our reputation, require us to enter into additional royalty or licensing arrangements, or prevent us from providing some solutions or services. Any limitation on our ability to sell or use solutions or services that incorporate software or technologies that are the subject of a claim could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.

Benchmarking provisions within certain contracts

Some of our outsourcing contracts contain clauses allowing our clients to externally benchmark the pricing of agreed upon services against those offered by other providers in a peer comparison group. The uniqueness of the client environment should be factored in and, if results indicate a difference outside the agreed upon tolerance, we may be required to work with clients to reset the pricing for their services. There can be no assurance that benchmarks will produce accurate or reliable data, including pricing data. This may result in pressure on our revenue, net earnings and resulting cash flows from operations.

Protecting our intellectual property rights

Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to provide our services. CGI’s business solutions will generally benefit from available copyright protection and, in some cases, patent protection. Although CGI takes reasonable steps to protect and enforce its intellectual property rights, there is no assurance that such measures will be enforceable or adequate. The cost of enforcing our rights can be substantial and, in certain cases, may prove to be uneconomic. In addition, the laws of some countries in which we conduct business may offer only limited intellectual property rights protection. Despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

MANAGEMENT’S DISCUSSION AND ANALYSIS

10.1.3. Risks Related to our Business

Risks associated with our growth strategy

CGI’s Build and Buy strategy is founded on four pillars of growth: first, organic growth through contract wins, renewals and extensions in the areas of outsourcing and system integration; second, the pursuit of new large transformational outsourcing contracts; third, acquisitions of smaller firms or niche players; and fourth, transformational acquisitions.

Our ability to have organic growth is affected by a number of factors outside of our control, including a lengthening of our sales cycle for major outsourcing contracts.

Our ability to grow through niche and transformational acquisitions requires that we identify suitable acquisition targets and that we correctly evaluate their potential as transactions that will meet our financial and operational objectives. There can be no assurance that we will be able to identify suitable acquisition candidates and consummate additional acquisitions that meet our economic thresholds, or that future acquisitions will be successfully integrated into our operations and yield the tangible accretive value that had been expected.

If we are unable to implement our Build and Buy strategy, we will likely be unable to maintain our historic or expected growth rates.

The variability of financial results

Our ability to maintain and increase our revenues is affected not only by our success in implementing our Build and Buy strategy, but also by a number of other factors, including: our ability to introduce and deliver new services and business solutions; a lengthened sales cycle; the cyclicality of purchases of technology services and products; the nature of a customer’s business; and the structure of agreements with customers. These, and other factors, make it difficult to predict financial results for any given period.

Business mix variations

The proportion of revenue that we generate from shorter-term systems integration and consulting projects, versus revenue from long-term outsourcing contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations.

The financial and operational risks inherent in worldwide operations

We manage operations in numerous countries around the world including offshore delivery centers. The scope of our operations subjects us to various issues that can negatively impact our operations: the fluctuations of currency (see foreign exchange risk); the burden of complying with a wide variety of national and local laws (see regulatory risk); the differences in and uncertainties arising from local business culture and practices; political, social and economic instability including the threats of terrorism, civil unrest, war, natural disasters and pandemic illnesses. Any or all of these risks could impact our global business operations and cause our profitability to decline.

Organizational challenges associated with our size

Our culture, standards, core values, internal controls and our policies need to be instilled across newly acquired businesses as well as maintained within our existing operations. To effectively communicate and manage these standards throughout a large global organization is both challenging and time consuming. Newly acquired businesses may be resistant to change and may remain attached to past methods, standards and practices which may compromise our business agility in pursuing opportunities. Cultural differences in various countries may also present barriers to introducing new ideas or aligning our vision and strategy with the rest of the organization. If we cannot overcome these obstacles in maintaining a strategic bond throughout the Company worldwide, we may not be able to achieve our growth and profitability objectives.

Taxes and tax credit programs

In estimating our income tax payable, management uses accounting principles to determine income tax positions that are likely to be sustained by applicable tax authorities. However, there is no assurance that our tax benefits or tax liability will not materially differ from our estimates or expectations. The tax legislation, regulation and interpretation that apply to our operations are continually changing. In addition, future tax benefits and liabilities are dependent on factors that are inherently uncertain

FISCAL 2016 RESULTS

and subject to change, including future earnings, future tax rates, and anticipated business mix in the various jurisdictions in which we operate. Moreover, our tax returns are continually subject to review by applicable tax authorities; it is these tax authorities that will make the final determination of the actual amounts of taxes payable or receivable, of any future tax benefits or liabilities and of income tax expense that we may ultimately recognize. Any of the above factors could have a material adverse effect on our net income or cash flows by affecting our operations and profitability, the availability of tax credits, the cost of the services we provide, and the availability of deductions for operating losses as we develop our international service delivery capabilities.

We benefit from government sponsored programs designed to support research and development and labour and economic growth in jurisdictions where we operate. Government programs reflect government policy and depend on various political and economic factors. There can be no assurance that such government programs will continue to be available to the Company in the future, or will not be reduced, amended or eliminated. Any future government program reductions or eliminations or other amendments to the tax credit programs could increase operating or capital expenditures incurred by the Company and have a material adverse effect on its net earnings or cash flows.

Credit risk with respect to accounts receivable and work in progress

In order to sustain our net earnings and cash flows from operations, we must invoice and collect the amounts owed to us in an efficient and timely manner. Although we maintain provisions to account for anticipated shortfalls in amounts collected, the provisions we take are based on management estimates and on our assessment of our clients’ creditworthiness which may prove to be inadequate in the light of actual results. To the extent that we fail to perform our services in accordance with our contracts and our clients’ reasonable expectations, and to the extent that we fail to invoice clients for our services correctly in a timely manner, our collections could suffer resulting in a direct and adverse effect to our revenue, net earnings and cash flows. In addition, a prolonged economic downturn may cause clients to curtail or defer projects, impair their ability to pay for services already provided, and ultimately cause them to default on existing contracts, in each case, causing a shortfall in revenue and impairing our future prospects.

Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions

Consolidation among our clients resulting from mergers and acquisitions may result in loss or reduction of business when the successor business’ IT needs are served by another service provider or are provided by the successor Company’s own personnel. Growth in a client’s IT needs resulting from acquisitions or operations may mean that we no longer have a sufficient geographic scope or the critical mass to serve the client’s needs efficiently, resulting in the loss of the client’s business and impairing our future prospects. There can be no assurance that we will be able to achieve the objectives of our growth strategy in order to maintain and increase our geographic scope and critical mass in our targeted markets.

Early termination risk

If we should fail to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow and may impact the value of our backlog. In addition, a number of our outsourcing contractual agreements have termination for convenience and change of control clauses according to which a change in the client’s intentions or a change in control of CGI could lead to a termination of these agreements. Early contract termination can also result from the exercise of a legal right or when circumstances that are beyond our control or beyond the control of our client prevent the contract from continuing. In cases of early termination, we may not be able to recover capitalized contract costs and we may not be able to eliminate ongoing costs incurred to support the contract.

Cost estimation risks

In order to generate acceptable margins, our pricing for services is dependent on our ability to accurately estimate the costs and timing for completing projects or long-term outsourcing contracts. In addition, a significant portion of our project-oriented contracts are performed on a fixed-price basis. Billing for fixed-price engagements is carried out in accordance with the contract terms agreed upon with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated efforts to be incurred over the duration of the respective contract. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to apply them to the contracts in accordance

MANAGEMENT’S DISCUSSION AND ANALYSIS

with the CGI Client Partnership Management Framework (“CPMF”), a process framework that contains high standards of contract management to be applied throughout the organization. If we fail to apply the CPMF correctly or if we are unsuccessful in accurately estimating the time or resources required to fulfill our obligations under a contract, or if unexpected factors, including those outside of our control, arise, there may be an impact on costs or the delivery schedule which could have an adverse effect on our expected net earnings.

Risks related to teaming agreements and subcontracts

We derive revenues from contracts where we enter into teaming agreements with other providers. In some teaming agreements we are the prime contractor whereas in others we act as a subcontractor. In both cases, we rely on our relationships with other providers to generate business and we expect to do so in the foreseeable future. Where we act as prime contractor, if we fail to maintain our relationships with other providers, we may have difficulty attracting suitable participants in our teaming agreements. Similarly, where we act as subcontractor, if our relationships are impaired, other providers might reduce the work they award to us, award that work to our competitors, or choose to offer the services directly to the client in order to compete with our business. In either case, our business, prospects, financial condition and operating results could be harmed.

Our partners’ ability to deliver on their commitments

Increasingly large and complex contracts may require that we rely on third party subcontractors including software and hardware vendors to help us fulfill our commitments. Under such circumstances, our success depends on the ability of the third parties to perform their obligations within agreed upon budgets and timeframes. If our partners fail to deliver, our ability to complete the contract may be adversely affected, which may have an unfavourable impact on our profitability.

Guarantees risk

In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties.

Risk related to human resources utilization rates

In order to maintain our net earnings, it is important that we maintain the appropriate availability of professional resources in each of our geographies by having a high utilization rate while still being able to assign additional resources to new work. Maintaining an efficient utilization rate requires us to forecast our need for professional resources accurately and to manage recruitment activities, professional training programs, attrition rates and restructuring programs appropriately. To the extent that we fail to do so, or to the extent that laws and regulations, particularly those in Europe, restrict our ability to do so, our utilization rates may be reduced; thereby having an impact on our revenue and profitability. Conversely, we may find that we do not have sufficient resources to deploy against new business opportunities in which case our ability to grow our revenue would suffer.

Client concentration risk

We derive a significant portion of our revenue from the services we provide to the U.S. federal government and its agencies, and we expect that this will continue for the foreseeable future. In the event that a major U.S. federal government agency were to limit, reduce, or eliminate the business it awards to us, we might be unable to recover the lost revenue with work from other agencies or other clients, and our business, prospects, financial condition and operating results could be materially and adversely affected. Although IFRS considers a national government and its agencies as a single client, our client base in the U.S. government economic sector is in fact diversified with contracts from many different departments and agencies.

Government business risk

Changes in government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are the curtailment of governments’ use of consulting and IT services firms; a significant decline in spending by governments in general, or by specific departments or agencies in particular; the adoption of new legislation and/or actions affecting companies that provide services to governments; delays in the payment

FISCAL 2016 RESULTS

of our invoices by government payment offices; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.

Regulatory risk

Our global operations require us to be compliant with laws in many jurisdictions on matters such as: anti-corruption, trade restrictions, immigration, taxation, securities regulation, antitrust, data privacy and labour relations, amongst others. Complying with these diverse requirements worldwide is a challenge and consumes significant resources. Some of these laws may impose conflicting requirements; we may face the absence in some jurisdictions of effective laws to protect our intellectual property rights; there may be restrictions on the movement of cash and other assets; or restrictions on the import and export of certain technologies; or restrictions on the repatriation of earnings and reduce our earnings, all of which may expose us to penalties for non-compliance and harm our reputation.

Our business with the U.S. federal government and its agencies requires that we comply with complex laws and regulations relating to government contracts. These laws relate to the integrity of the procurement process, impose disclosure requirements, and address national security concerns, among other matters. For instance, we are routinely subject to audits by U.S. government agencies with respect to compliance with these rules. If we fail to comply with these requirements we may incur penalties and sanctions, including contract termination, suspension of payments, suspension or debarment from doing business with the federal government, and fines.

Legal claims made against our work

We create, implement and maintain IT solutions that are often critical to the operations of our clients’ business. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements or project delays. Also, our solutions may suffer from defects that adversely affect their performance; they may not meet our clients’ requirements or may fail to perform in accordance with applicable service levels. Such problems could subject us to legal liability, which could adversely affect our business, operating results and financial condition, and may negatively affect our professional reputation. We typically use reasonable efforts to include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop. We may not always be able to include such provisions and, where we are successful, they may not protect us adequately or may not be enforceable under some circumstances or under the laws of some jurisdictions.

Data Protection and infrastructure risks

Our business often requires that our clients’ applications and information, which may include their proprietary information and personal information they manage, be processed and stored on our networks and systems, and in data centers that we manage. We also process and store proprietary information relating to our business, and personal information relating to our members. The Company faces risk inherent in protecting the security of such personal data. Digital information and equipment are subject to loss, theft or destruction, and services that we provide may become temporarily unavailable as a result of those risks, or upon an equipment or system malfunction. The causes of such failures include human error in the course of normal operations (including from advertent or inadvertent actions or inactions by our members), maintenance and upgrading activities, as well as hacking, vandalism (including denial of service attacks and computer viruses), theft, and unauthorized access, as well as power outages or surges, floods, fires, natural disasters and many other causes. The measures that we take to protect against all information infrastructure risks, including both physical and logical controls on access to premises and information may prove in some circumstances to be inadequate to prevent the improper disclosure, loss, theft, misappropriation of, unauthorized access to, or destruction of information, or service interruptions. Such events may expose the Company to financial loss arising from the costs of remediation and those arising from litigation (including under the laws that protect the privacy of personal information), claims and damages, as well as expose the Company to government sanctions and damage to our brand and reputation.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Security and cybersecurity risks

In the current environment, there are numerous and evolving risks to cybersecurity, including criminal hackers, hacktivists, state sponsored organizations, industrial espionage, employee misconduct, and human or technological error. Our business could be negatively impacted by these physical and cybersecurity threats, and could affect our future sales and financial position or increase our costs and expenses. The risks to the Company include attempted breaches not only of our own products, services and systems, but also those of our customers, contractors, business partners, vendors and other third parties. We seek to detect and investigate all security incidents and to prevent their occurrence or recurrence. We continue to invest in and improve our threat protection, detection and mitigation policies, procedures and controls, and work with industry and government on increased awareness and enhanced protections against cybersecurity threats. However, because of the evolving nature and sophistication of these security threats, there can be no assurance that we can detect or prevent all of these threats. As the cybersecurity landscape evolves, the Company may also find it necessary to make significant further investments to protect data and infrastructure. Occurrence of any of these aforementioned security threats could expose the Company, our customers or other third parties to potential liability, litigation, and regulatory action, as well as the loss of customer confidence, loss of existing or potential customers, loss of sensitive government contracts, damage to brand and reputation, and other financial loss.

Risk of harm to our reputation

CGI’s reputation as a capable and trustworthy service provider and long term business partner is key to our ability to compete effectively in the market for IT services. The nature of our operations exposes us to the potential loss, unauthorized access to, or destruction of our clients’ information, as well as temporary service interruptions. Depending on the nature of the information or services, such events may have a negative impact on how the Company is perceived in the marketplace. Under such circumstances, our ability to obtain new clients and retain existing clients could suffer with a resulting impact on our revenue and net earnings.

Risks associated with the integration of new operations

The successful integration of new operations arising from our acquisition strategy or from large outsourcing contracts requires that a substantial amount of management time and attention be focused on integration tasks. Management time that is devoted to integration activities may detract from management’s normal operations focus with resulting pressure on the revenues and earnings from our existing operations. In addition, we may face complex and potentially time-consuming challenges in implementing the uniform standards, controls, procedures and policies across new operations to harmonize their activities with those of our existing business units. Integration activities can result in unanticipated operational problems, expenses and liabilities. If we are not successful in executing our integration strategies in a timely and cost-effective manner, we will have difficulty achieving our growth and profitability objectives.

Internal controls risks

Due to the inherent limitations of internal controls including the circumvention or overriding of controls, or fraud, there can only be reasonable assurance that the Company’s internal controls will detect and prevent a misstatement. If the Company is unable to design, implement, monitor and maintain effective internal controls throughout its different business environments, the efficiency of our operations might suffer, resulting in a decline in revenue and profitability, and the accuracy of our financial reporting could be impaired.

Liquidity and funding risks

The Company’s future growth is contingent on the execution of its business strategy, which, in turn, is dependent on its ability to grow the business organically as well as conclude business acquisitions. By its nature, our growth strategy requires us to fund the investments required to be made using a mix of cash generated from our operations, money borrowed under our existing or future credit agreements, and equity funding generated by the issuance of shares of our share capital to counterparties in transactions, or to the general public. Our ability to raise the required funding depends on the capacity of the capital markets to meet our financing needs in a timely fashion and on the basis of interest rates and share prices that are reasonable in the context of profitability objectives. Increasing interest rates, volatility in our share price, and the capacity

FISCAL 2016 RESULTS

of our current lenders to meet our liquidity requirements are all factors that may have an adverse effect on our access to the funding we require. If we are unable to obtain the necessary funding, we may be unable to achieve our growth objectives.

Foreign exchange risk

The majority of our revenue and costs are denominated in currencies other than the Canadian dollar. Foreign exchange fluctuations impact the results of our operations as they are reported in Canadian dollars. This risk is partially mitigated by a natural hedge in matching our costs with revenue denominated in the same currency and through the use of derivatives in our hedging strategy. As we continue our global expansion, natural hedges may begin to diminish and the use of hedging contracts exposes us to the risk that financial institutions will fail to perform their obligations under our hedging instruments. Other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments.

Our functional and reporting currency is the Canadian dollar. As such, our American, European and Asian investments, operations and assets are exposed to net change in currency exchange rates. Volatility in exchange rates could have an adverse effect on our business, financial condition and results of our operations.

10.2. LEGAL PROCEEDINGS

The Company is involved in legal proceedings, audits, claims and litigation arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts. Although the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a material adverse effect on the Company’s financial position, results of operations or the ability to carry on any of its business activities.

Transfer Agent

Computershare Investor Services Inc.

(800) 564-6253

Investor Relations

Lorne Gorber

Executive Vice-President, Global Communications & Investor Relations

Telephone: (514) 841-3355

lorne.gorber@cgi.com

1350 René-Lévesque Boulevard West

15th Floor

Montreal, Quebec

H3G 1T4

Canada

CONSOLIDATED FINANCIAL STATEMENTS

Management’s and Auditors’ Reports

MANAGEMENT’S STATEMENT OF RESPONSIBILITY FOR FINANCIAL REPORTING

The management of CGI Group Inc. (“the Company”) is responsible for the preparation and integrity of the consolidated financial statements and the Management’s Discussion and Analysis (“MD&A”). The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and necessarily include some amounts that are based on management’s best estimates and judgement. Financial and operating data elsewhere in the MD&A are consistent with that contained in the accompanying consolidated financial statements.

To fulfill its responsibility, management has developed, and continues to maintain, systems of internal controls reinforced by the Company’s standards of conduct and ethics, as set out in written policies to ensure the reliability of the financial information and to safeguard its assets. The Company’s internal control over financial reporting and consolidated financial statements are subject to audit by the independent auditors, Ernst & Young LLP, whose report follows. They were appointed as independent auditors, by a vote of the Company’s shareholders, to conduct an integrated audit of the Company’s consolidated financial statements and of the Company’s internal control over financial reporting. In addition, the Audit and Risk Management Committee of the Board of Directors reviews the disclosure of financial information and oversees the functioning of the Company’s financial disclosure controls and procedures.

Members of the Audit and Risk Management Committee of the Board of Directors, all of whom are independent of the Company, meet regularly with the independent auditors and with management to discuss internal controls in the financial reporting process, auditing matters and financial reporting issues and formulates the appropriate recommendations to the Board of Directors. The independent auditors have unrestricted access to the Audit and Risk Management Committee. The consolidated financial statements and MD&A have been reviewed and approved by the Board of Directors.

George D.Schindler President and Chief Executive Officer	François Boulanger Executive Vice-President and Chief Financial Officer

November 8, 2016

FISCAL 2016 RESULTS

Management’s and Auditor’s Reports

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Company’s internal control over financial reporting includes policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of the assets of the Company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and,

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

All internal control systems have inherent limitations; therefore, even where internal control over financial reporting is determined to be effective, it can provide only reasonable assurance. Projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of the end of the Company’s 2016 fiscal year, management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO Framework). Based on this assessment, management has determined the Company’s internal control over financial reporting as at September 30, 2016, was effective.

The effectiveness of the Company’s internal control over financial reporting as at September 30, 2016, has been audited by the Company’s independent auditors, as stated in their report appearing on page 56.

George D.Schindler President and Chief Executive Officer	François Boulanger Executive Vice-President and Chief Financial Officer

November 8, 2016

CONSOLIDATED FINANCIAL STATEMENTS

Management’s and Auditors’ Reports

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of CGI Group Inc.

We have audited CGI Group Inc.’s (the “Company”) internal control over financial reporting as of September 30, 2016, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO Framework) (“the COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2016 based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as at and for the year ended September 30, 2016, and our report dated November 8, 2016 expressed an unqualified opinion thereon.

Ernst & Young LLP

Montréal, Canada

November 8, 2016

1.	CPA auditor, CA, public accountancy permit No. A122227

FISCAL 2016 RESULTS

Management’s and Auditors’ Reports

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENTS

To the Board of Directors and Shareholders of CGI Group Inc.

We have audited the accompanying consolidated financial statements of CGI Group Inc. (the “Company”), which comprise the consolidated balance sheets as of September 30, 2016 and 2015 and the consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years ended September 30, 2016 and 2015, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of CGI Group Inc. as at September 30, 2016 and 2015, and its financial performance and its cash flows for the years ended September 30, 2016 and 2015, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other matter

We have also audited, in accordance with the standards of the Public company Accounting Oversight Board (United States), CGI Group Inc.‘s internal control over financial reporting as of September 30, 2016, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO Framework) and our report dated November 8, 2016 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Ernst & Young LLP

Montréal, Canada

November 8, 2016

1. CPA auditor, CA, public accountancy permit No. A122227

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Earnings

For the years ended September 30

(in thousands of Canadian dollars, except per share data)

	2016	2015
	$	$
Revenue	10,683,264	10,287,096
Operating expenses
Costs of services, selling and administrative (Note 22)	9,120,929	8,819,055
Restructuring costs (Note 12)	29,100	35,903
Net finance costs (Note 24)	78,426	92,857
Foreign exchange loss	2,024	10,733
	9,230,479	8,958,548
Earnings before income taxes	1,452,785	1,328,548
Income tax expense (Note 15)	384,069	350,992
Net earnings	1,068,716	977,556
Earnings per share (Note 20)
Basic earnings per share	3.51	3.14
Diluted earnings per share	3.42	3.04

See Notes to the Consolidated Financial Statements.

FISCAL 2016 RESULTS

Consolidated Statements of Comprehensive Income

For the years ended September 30

(in thousands of Canadian dollars)

	2016	2015
	$	$
Net earnings	1,068,716	977,556
Items that will be reclassified subsequently to net earnings (net of income taxes):
Net unrealized (losses) gains on translating financial statements of foreign operations	(274,283)	599,650
Net gains (losses) on derivative financial instruments and on translating long-term debt designated as hedges of net investments in foreign operations	18,446	(246,662)
Net unrealized (losses) gains on cash flow hedges	(18,297)	17,708
Net unrealized gains on available-for-sale investments	229	142
Items that will not be reclassified subsequently to net earnings (net of income taxes):
Net remeasurement losses on defined benefit plans	(20,193)	(1,236)
Other comprehensive (losses) income	(294,098)	369,602
Comprehensive income	774,618	1,347,158

See Notes to the Consolidated Financial Statements.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

As at September 30

(in thousands of Canadian dollars)

	2016	2015
	$	$
Assets
Current assets
Cash and cash equivalents (Note 26)	596,529	305,262
Accounts receivable (Note 4)	1,101,606	1,097,863
Work in progress	935,496	873,099
Current derivative financial instruments (Note 30)	22,226	26,567
Prepaid expenses and other current assets	170,393	160,638
Income taxes	7,876	5,702
Total current assets before funds held for clients	2,834,126	2,469,131
Funds held for clients (Note 5)	369,530	496,397
Total current assets	3,203,656	2,965,528
Property, plant and equipment (Note 6)	439,293	473,109
Contract costs (Note 7)	211,018	189,235
Intangible assets (Note 8)	509,781	568,811
Other long-term assets (Note 9)	86,970	69,353
Long-term financial assets (Note 10)	129,383	122,820
Deferred tax assets (Note 15)	179,898	261,431
Goodwill (Note 11)	6,933,333	7,136,983
	11,693,332	11,787,270

Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,107,863	1,113,636
Accrued compensation	523,553	571,883
Current derivative financial instruments (Note 30)	4,517	28,106
Deferred revenue	390,367	416,329
Income taxes	159,410	159,562
Provisions (Note 12)	34,924	94,398
Current portion of long-term debt (Note 13)	192,036	230,906
Total current liabilities before clients’ funds obligations	2,412,670	2,614,820
Clients’ funds obligations	365,994	492,965
Total current liabilities	2,778,664	3,107,785
Long-term provisions (Note 12)	40,454	62,637
Long-term debt (Note 13)	1,718,939	1,896,181
Other long-term liabilities (Note 14)	244,307	277,223
Long-term derivative financial instruments (Note 30)	46,473	225
Deferred tax liabilities (Note 15)	183,579	170,987
Retirement benefits obligations (Note 16)	216,308	190,063
	5,228,724	5,705,101
Equity
Retained earnings	3,778,848	3,057,578
Accumulated other comprehensive income (Note 17)	304,128	598,226
Capital stock (Note 18)	2,194,731	2,254,245
Contributed surplus	186,901	172,120
	6,464,608	6,082,169
	11,693,332	11,787,270

See Notes to the Consolidated Financial Statements.

Approved by the Board
	George D. Schindler	Serge Godin
	Director	Director

FISCAL 2016 RESULTS

Consolidated Statements of Changes in Equity

For the years ended September 30

(in thousands of Canadian dollars)

	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
	$	$	$	$	$
Balance as at September 30, 2015	3,057,578	598,226	2,254,245	172,120	6,082,169

Net earnings	1,068,716	—	—	—	1,068,716
Other comprehensive loss	—	(294,098)	—	—	(294,098)
Comprehensive income (loss)	1,068,716	(294,098)	—	—	774,618
Share-based payment costs	—	—	—	38,299	38,299
Income tax impact associated with stock options	—	—	—	19,704	19,704
Exercise of stock options (Note 18)	—	—	111,405	(21,972)	89,433
Exercise of performance share units (“PSUs”) (Note 18)	—	—	21,250	(21,250)	—
Repurchase of Class A subordinate shares (Note 18)	(347,446)	—	(170,374)	—	(517,820)
Purchase of Class A subordinate shares held in trust (Note 18)	—	—	(21,795)	—	(21,795)
Balance as at September 30, 2016	3,778,848	304,128	2,194,731	186,901	6,464,608

	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
	$	$	$	$	$
Balance as at September 30, 2014	2,356,008	228,624	2,246,197	157,896	4,988,725

Net earnings	977,556	—	—	—	977,556
Other comprehensive income	—	369,602	—	—	369,602
Comprehensive income	977,556	369,602	—	—	1,347,158
Share-based payment costs	—	—	—	30,414	30,414
Income tax impact associated with stock options	—	—	—	5,952	5,952
Exercise of stock options (Note 18)	—	—	67,028	(13,474)	53,554
Exercise of PSUs (Note 18)	—	—	8,668	(8,668)	—
Repurchase of Class A subordinate shares (Note 18)	(275,986)	—	(56,549)	—	(332,535)
Purchase of Class A subordinate shares held in trust (Note 18)	—	—	(11,099)	—	(11,099)
Balance as at September 30, 2015	3,057,578	598,226	2,254,245	172,120	6,082,169

See Notes to the Consolidated Financial Statements.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows

For the years ended September 30

(in thousands of Canadian dollars)

	2016	2015
	$	$
Operating activities
Net earnings	1,068,716	977,556
Adjustments for:
Amortization and depreciation (Note 23)	400,060	424,044
Deferred income taxes (Note 15)	96,490	61,718
Foreign exchange gain	(2,618)	(2,681)
Share-based payment costs	38,299	30,414
Net change in non-cash working capital items (Note 26)	(267,873)	(201,741)
Cash provided by operating activities	1,333,074	1,289,310

Investing activities
Business acquisitions	(38,442)	—
Purchase of property, plant and equipment	(165,516)	(122,492)
Proceeds from sale of property, plant and equipment	10,254	12,910
Additions to contract costs	(103,156)	(78,815)
Additions to intangible assets	(100,963)	(71,357)
Proceeds from sale of intangible assets	—	2,345
Purchase of long-term investments	(14,701)	(14,995)
Proceeds from sale of long-term investments	29,629	10,259
Payments received from long-term receivables	164	5,018
Cash used in investing activities	(382,731)	(257,127)

Financing activities
Increase of long-term debt	40,508	62,506
Repayment of long-term debt	(223,159)	(964,072)
Settlement of derivative financial instruments (Note 30)	(24,057)	(121,615)
Purchase of Class A subordinate shares held in trust (Note 18)	(21,795)	(11,099)
Repurchase of Class A subordinate shares (Note 18)	(527,286)	(323,069)
Issuance of Class A subordinate shares	89,485	53,686
Cash used in financing activities	(666,304)	(1,303,663)
Effect of foreign exchange rate changes on cash and cash equivalents	7,228	41,027
Net increase (decrease) in cash and cash equivalents	291,267	(230,453)
Cash and cash equivalents, beginning of year	305,262	535,715
Cash and cash equivalents, end of year	596,529	305,262

Supplementary cash flow information (Note 26).

See Notes to the Consolidated Financial Statements.

FISCAL 2016 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

1.	Description of business

CGI Group Inc. (the “Company”), directly or through its subsidiaries, manages information technology (“IT”) services as well as business process services (“BPS”) to help clients effectively realize their strategies and create added value. The Company’s services include the management of IT and business functions (“outsourcing”), systems integration and consulting, as well as the sale of software solutions. The Company was incorporated under Part IA of the Companies Act (Québec) predecessor to the Business Corporations Act (Québec) which came into force on February 14, 2011 and its shares are publicly traded. The executive and registered office of the Company is situated at 1350 René-Lévesque Blvd. West, Montréal, Québec, Canada, H3G 1T4.

2.	Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies were consistently applied to all periods presented.

The Company’s consolidated financial statements for the years ended September 30, 2016 and 2015 were authorized for issue by the Board of Directors on November 8, 2016.

3.	Summary of significant accounting policies

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.

Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed or has right, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the relevant activities of the entity. Subsidiaries are fully consolidated from the date of acquisition and continue to be consolidated until the date control over the subsidiaries ceases.

BASIS OF MEASUREMENT

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities, which have been measured at fair value as described below.

USE OF JUDGEMENTS AND ESTIMATES

The preparation of the consolidated financial statements requires management to make judgements and estimates that affect the reported amounts of assets, liabilities, equity and the accompanying disclosures at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because the use of judgements and estimates is inherent in the financial reporting process, actual results could differ.

Significant judgements and estimates about the future and other major sources of estimation uncertainty at the end of the reporting period could have a significant risk of causing a material adjustment to the carrying amounts of the following within the next financial year: deferred tax assets, revenue recognition, estimated losses on revenue-generating contracts, goodwill impairment, provisions for income tax uncertainties and litigation and claims.

The judgements, apart from those involving estimations, that have the most significant effect on the amounts recognized in the financial statements are:

Multiple component arrangements

Assessing whether the deliverables within an arrangement are separately identifiable components requires judgement by management. A component is considered as separately identifiable if it has value to the client on a stand-alone basis. The Company first reviews the contract clauses to evaluate if the deliverable is accepted separately by the client. Then, the Company assesses if the deliverable could have been provided by another vendor and if it would have been possible for the client to decide to not purchase the deliverable.

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

USE OF JUDGEMENTS AND ESTIMATES (CONTINUED)

Deferred tax assets

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Management judgement is required concerning uncertainties that exist with respect to the timing of future taxable income required to recognize a deferred tax asset. The Company recognizes an income tax benefit only when it is probable that the tax benefit will be realized in the future. In making this judgement, the Company assesses forecasts and the availability of future tax planning strategies.

A description of estimations is included in the respective sections within the Notes to the Consolidated Financial Statements and in Note 3, “Summary of significant accounting policies”.

REVENUE RECOGNITION, WORK IN PROGRESS AND DEFERRED REVENUE

The Company generates revenue principally through the provision of IT services and BPS as described in Note 1.

The Company provides services and products under arrangements that contain various pricing mechanisms. The Company recognizes revenue when the following criteria are met: there is clear evidence that an arrangement exists, the amount of revenue and related costs can be measured reliably, it is probable that future economic benefits will flow to the Company, the stage of completion can be measured reliably where services are delivered and the significant risks and rewards of ownership, including effective control, are transferred to clients where products are sold. Revenue is measured at the fair value of the consideration received or receivable net of discounts, volume rebates and sales related taxes.

Some of the Company’s arrangements may include client acceptance clauses. Each clause is analyzed to determine whether the earnings process is complete when the service is performed. Formal client sign-off is not always necessary to recognize revenue provided that the Company objectively demonstrates that the criteria specified in the acceptance provisions are satisfied. Some of the criteria reviewed include historical experience with similar types of arrangements, whether the acceptance provisions are specific to the client or are included in all arrangements, the length of the acceptance term and historical experience with the specific client.

Revenue from sales of third party vendor products, such as software licenses, hardware or services is recorded gross when the Company is a principal to the transaction and is recorded net of costs when the Company is acting as an agent between the client and vendor. Factors generally considered to determine whether the Company is a principal or an agent are if the Company, has the primary responsibility for providing the product or service, adds meaningful value to the vendor’s product or service, has discretion in supplier selection and assumes credit risks.

Relative selling price

The Company’s arrangements often include a mix of the services and products listed below. If an arrangement involves the provision of multiple components, the total arrangement value is allocated to each separately identifiable component based on its relative selling price. When estimating selling price of each component, the Company maximizes the use of observable prices which are established using the Company’s prices for same or similar components. When observable prices are not available, the Company estimates selling prices based on its best estimate. The best estimate of selling price is the price at which the Company would normally expect to offer the services or products and is established by considering a number of internal and external factors including, but not limited to, geographies, the Company’s pricing policies, internal costs and margins. The appropriate revenue recognition method is applied for each separately identifiable component as described below.

Outsourcing

Revenue from outsourcing and BPS arrangements is generally recognized as the services are provided at the contractually stated price, unless there is a better measure of performance or delivery.

FISCAL 2016 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

REVENUE RECOGNITION, WORK IN PROGRESS AND DEFERRED REVENUE (CONTINUED)

Systems integration and consulting services

Revenue from systems integration and consulting services under time and material arrangements is recognized as the services are rendered, and revenue under cost-based arrangements is recognized as reimbursable costs are incurred.

Revenue from systems integration and consulting services under fixed-fee arrangements where the outcome of the arrangements can be estimated reliably is recognized using the percentage-of-completion method over the service periods. The Company primarily uses labour costs or labour hours to measure the progress towards completion. This method relies on estimates of total expected labour costs or total expected labour hours to complete the service, which are compared to labour costs or labour hours incurred to date, to arrive at an estimate of the percentage of revenue earned to date. Management regularly reviews underlying estimates of total expected labour costs or hours. If the outcome of an arrangement cannot be estimated reliably, revenue is recognized to the extent of arrangement costs incurred that are likely to be recoverable.

Revenue from benefits-funded arrangements is recognized only to the extent that it is probable that the benefit stream associated with the transaction will generate amounts sufficient to fund the value on which revenue recognition is based.

Software licenses

Most of the Company’s software license arrangements include other services such as implementation, customization and maintenance. For these types of arrangements, revenue from a software license is recognized upon delivery if it has been identified as a separately identifiable component. Otherwise, it is combined with the implementation and customization services and is accounted for as described in “Systems integration and consulting services” above. Revenue from maintenance services for software licenses sold and implemented is recognized ratably over the term of the maintenance period.

Work in progress and deferred revenue

Amounts recognized as revenue in excess of billings are classified as work in progress. Amounts received in advance of the performance of services or delivery of products are classified as deferred revenue.

Estimated losses on revenue-generating contracts

Estimated losses on revenue-generating contracts may occur due to additional contract costs which were not foreseen at inception of the contract. Contract losses are measured at the amount by which the estimated total costs exceed the estimated total revenue from the contract. The estimated losses on revenue-generating contracts are recognized in the period when it is determined that a loss is probable. The expected loss is first applied to impair the related capitalized contract costs with the excess recorded in accounts payable and accrued liabilities and in other long-term liabilities. Management regularly reviews arrangement profitability and the underlying estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of unrestricted cash and short-term investments having an initial maturity of three months or less.

FUNDS HELD FOR CLIENTS AND CLIENTS’ FUNDS OBLIGATIONS

In connection with the Company’s payroll, tax filing and claims services, the Company collects funds for payment of payroll, taxes and claims, temporarily holds such funds until payment is due, remits the funds to the clients’ employees, appropriate tax authorities or claim holders, and files federal and local tax returns and handles related regulatory correspondence and amendments. The funds held for clients include cash and long-term bonds. The Company presents the funds held for clients and related obligations separately. Funds held for clients are classified as current assets since, based upon management’s intentions, these funds are held solely for the purpose of satisfying the clients’ funds obligations, which will be repaid within one year of the consolidated balance sheets date.

Interest income earned and realized gains and losses on the disposal of bonds are recorded in revenue in the period that the income is earned, since the collecting, holding and remitting of these funds are critical components of providing these services.

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment (“PP&E”), including those under finance leases, are recorded at cost and are depreciated over their estimated useful lives using the straight-line method.

Buildings	10 to 40 years
Leasehold improvements	Lesser of the useful life or lease term
Furniture, fixtures and equipment	3 to 20 years
Computer equipment	3 to 5 years

LEASES

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognized in PP&E at an amount equal to the fair value of the leased assets or, if lower, the present value of minimum lease payments at the inception of the lease, and then depreciated over the economic useful life of the asset or term of the lease, whichever is shorter. The capital element of future lease payments is included in the consolidated balance sheets within long-term debt. Interest is charged to the consolidated statements of earnings so as to achieve a constant rate of interest on the remaining balance of the liability.

Lease payments under operating leases are charged to the consolidated statements of earnings on a straight-line basis over the lease term. Operating lease incentives, typically for premises, are recognized as a reduction in the rental expense over the lease term.

CONTRACT COSTS

Contract costs are mainly incurred when acquiring or implementing long-term outsourcing contracts. Contract costs are comprised primarily of transition costs and incentives.

Transition costs

Transition costs consist mostly of costs associated with the installation of systems and processes, as well as conversion of the client’s applications to the Company’s platforms incurred after the award of outsourcing and BPS contracts. Transition costs are comprised essentially of labour costs, including compensation and related fringe benefits, as well as subcontractor costs.

Incentives

Occasionally, incentives are granted to clients upon the signing of outsourcing contracts. These incentives are granted in the form of cash payments.

Pre-contract costs

Pre-contract costs associated with acquiring or implementing long-term outsourcing contracts are expensed as incurred except where it is virtually certain that the contracts will be awarded and the costs are directly related to the acquisition of the contract. For outsourcing contracts, the Company is virtually certain that a contract will be awarded when the Company is selected by the client but the contract has not yet been signed.

Amortization of contract costs

Contract costs are amortized using the straight-line method over the period services are provided. Amortization of transition costs and pre-contract costs, if any, is included in costs of services, selling and administrative and amortization of incentives is recorded as a reduction of revenue.

FISCAL 2016 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

CONTRACT COSTS (CONTINUED)

Impairment of contract costs

When a contract is not expected to be profitable, the expected loss is first applied to impair the related capitalized contract costs. The excess of the expected loss over the capitalized contract costs is recorded as estimated losses on revenue-generating contracts in accounts payable and accrued liabilities and in other long-term liabilities. If at a future date the contract returns to profitability, the previously recognized impairment loss must be reversed. First the estimated losses on revenue-generating contracts must be reversed, and if there is still additional projected profitability then any capitalized contract costs that were impaired must be reversed. The reversal of the impairment loss is limited so that the carrying amount does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the contract costs in prior years.

INTANGIBLE ASSETS

Intangible assets consist mainly of internal-use software, business solutions, software licenses and client relationships. Internal-use software, business solutions and software licenses are recorded at cost. Business solutions developed internally and marketed are capitalized when they meet specific capitalization criteria related to technical, market and financial feasibility. Internal-use software developed internally is capitalized when it meets specific capitalization criteria related to technical and financial feasibility and when the Company demonstrates its ability and intention to use it. Internal-use software, business solutions, software licenses and client relationships acquired through business combinations are initially recorded at their fair value based on the present value of expected future cash flows, which involve making estimates about the future cash flows and discount rates.

Amortization of intangible assets

The Company amortizes its intangible assets using the straight-line method over their estimated useful lives:

Internal-use software	2 to 7 years
Business solutions	2 to 10 years
Software licenses	3 to 8 years
Client relationships and other	2 to 10 years

IMPAIRMENT OF PP&E, INTANGIBLE ASSETS AND GOODWILL

Timing of impairment testing

The carrying values of PP&E, intangible assets and goodwill are reviewed for impairment when events or changes in circumstances indicate that the carrying value may be impaired. The Company assesses at each reporting date whether any such events or changes in circumstances exist. The carrying value of PP&E and intangible assets not available for use and goodwill is tested for impairment annually as at September 30.

Impairment testing

If any indication of impairment exists or when annual impairment testing for an asset is required, the Company estimates the recoverable amount of the asset or cash-generating unit (“CGU”) to which the asset relates to determine the extent of any impairment loss. The recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use (“VIU”) to the Company. The Company mainly uses the VIU. In assessing VIU, estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In determining fair value less costs of disposal, recent market transactions are taken into account, if available. If the recoverable amount of an asset or a CGU is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statements of earnings.

Goodwill acquired through business combinations is allocated to the CGU or group of CGUs that are expected to benefit from synergies of the related business combination. The group of CGUs that benefit from the synergies correspond to the Company’s operating segments. For goodwill impairment testing purposes, the group of CGUs that represent the lowest level within the Company at which management monitors goodwill is the operating segment level.

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

IMPAIRMENT OF PP&E, INTANGIBLE ASSETS AND GOODWILL (CONTINUED)

Impairment testing (continued)

The recoverable amount of each operating segment has been determined based on the VIU calculation which includes estimates about their future financial performance based on cash flows approved by management covering a period of five years as the Company generates revenue mainly through long-term contracts. Key assumptions used in the VIU calculations are the discount rate applied and the long-term growth rate of net operating cash flows. In determining these assumptions, management has taken into consideration the current economic environment and its resulting impact on expected growth and discount rates. The cash flow projections reflect management’s expectations of the segment’s operating performance and growth prospects in the operating segment’s market. The discount rate applied to an operating segment is the weighted average cost of capital (“WACC”). Management considers factors such as country risk premium, risk-free rate, size premium and cost of debt to derive the WACC. Impairment losses relating to goodwill cannot be reversed in future periods.

For impaired assets, other than goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company estimates the asset’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statements of earnings.

LONG-TERM FINANCIAL ASSETS

Long-term investments presented in long-term financial assets are comprised of bonds which are classified as long-term based on management’s intentions.

BUSINESS COMBINATIONS

The Company accounts for its business combinations using the acquisition method. Under this method the consideration transferred is measured at fair value. Acquisition-related and integration costs associated with the business combination are expensed as incurred. The Company recognizes goodwill as the excess of the cost of the acquisition over the net identifiable tangible and intangible assets acquired and liabilities assumed at their acquisition-date fair values. The fair value allocated to tangible and intangible assets acquired and liabilities assumed are based on assumptions of management. These assumptions include the future expected cash flows arising from the intangible assets identified as client relationships, business solutions, and trademarks. The preliminary goodwill recognized is composed of the future economic value associated to acquired work force and synergies with the Company’s operations which are primarily due to reduction of costs and new business opportunities. The determination of fair value involves making estimates relating to acquired intangible assets, PP&E, litigation, provision for estimated losses on revenue-generating contracts, other onerous contracts, tax and other contingency reserves. Estimates include the forecasting of future cash flows and discount rates. Subsequent changes in fair values are adjusted against the cost of acquisition if they qualify as measurement period adjustments. The measurement period is the period between the date of acquisition and the date where all significant information necessary to determine the fair values is available, not to exceed 12 months. All other subsequent changes are recognized in the consolidated statements of earnings.

EARNINGS PER SHARE

Basic earnings per share is based on the weighted average number of shares outstanding during the period. Diluted earnings per share is determined using the treasury stock method to evaluate the dilutive effect of stock options and PSUs.

RESEARCH AND SOFTWARE DEVELOPMENT COSTS

Research costs are charged to earnings in the period in which they are incurred, net of related tax credits. Software development costs are charged to earnings in the year they are incurred, net of related tax credits, unless they meet specific capitalization criteria related to technical, market and financial feasibility.

FISCAL 2016 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

TAX CREDITS

The Company follows the income approach to account for tax credits, whereby investment tax credits are recorded when there is a reasonable assurance that the assistance will be received and that the Company will comply with all relevant conditions. Under this method, tax credits related to operating expenditures are recorded as a reduction of the related expense and recognized in the period in which the related expenditures are charged to operations. Tax credits related to capital expenditures are recorded as a reduction of the cost of the related asset. The tax credits recorded are based on management’s best estimates of amounts expected to be received and are subject to audit by the taxation authorities.

INCOME TAXES

Income taxes are accounted for using the liability method of accounting.

Current income taxes are recognized with respect to the amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

Deferred income tax assets and liabilities are determined based on deductible or taxable temporary differences between the amounts reported for financial statement purposes and tax values of the assets and liabilities using enacted or substantively enacted tax rates that will be in effect for the year in which the differences are expected to be recovered or settled. Deferred income tax assets and liabilities are recognized in earnings, other comprehensive income or in equity based on the classification of the item to which they relate.

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Once this assessment is made, the Company considers the analysis of forecast and future tax planning strategies. Such estimates are made based on the forecast by jurisdiction on an undiscounted basis. Management considers factors such as expected taxable income or profit, the history of the taxable profits and availability of tax planning strategies.

The Company is subject to taxation in numerous jurisdictions and there are transactions and calculations for which the ultimate tax determination is uncertain. When a tax position is uncertain, the Company recognizes an income tax benefit or reduces an income tax liability only when it is probable that the tax benefit will be realized in the future or that the income tax liability is no longer probable. The provision for uncertain tax positions is made using the best estimate of the amount expected to be paid based on qualitative assessment of all relevant factors such as experience of previous tax audits or interpretations of tax regulations.

PROVISIONS

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The Company’s provisions consist of liabilities for leases of premises that the Company has vacated, litigation and claim provisions arising in the ordinary course of business and decommissioning liabilities for operating leases of office buildings. The Company also records restructuring provisions related to business combinations and termination of employment costs incurred as part of the Company’s productivity improvement initiatives.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Provisions are discounted using a current pre-tax rate when the impact of the time value of money is material. The increase in the provision due to the passage of time is recognized as finance cost.

The Company accrues provisions for onerous leases which consist of estimated costs associated with vacated premises. The provisions reflect the present value of lease payments in excess of the expected sublease proceeds on the remaining term of the lease.

The accrued litigation and legal claim provisions are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances. Estimates include the period in which the underlying cause of the claim occurred and the degree of probability of an unfavourable outcome.

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

PROVISIONS (CONTINUED)

Decommissioning liabilities pertain to operating leases of buildings where certain arrangements require premises to be returned to their original state at the end of the lease term. The provision is determined using the present value of the estimated future cash outflows.

Restructuring provisions, consisting of severances, are recognized when a detailed formal plan identifies the business or part of the business concerned, the location and number of employees affected, a detailed estimate of the associated costs, appropriate timelines and has been communicated to those affected by it.

TRANSLATION OF FOREIGN CURRENCIES

The Company’s consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency. Each entity in the Company determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Functional currency is the currency of the primary economic environment in which the entity operates.

Foreign currency transactions and balances

Revenue, expenses and non-monetary assets and liabilities denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the balance sheet date. Unrealized and realized translation gains and losses are reflected in the consolidated statements of earnings.

Foreign operations

For foreign operations that have functional currencies different from the Company, assets and liabilities denominated in a foreign currency are translated at exchange rates in effect at the balance sheet date. Revenue and expenses are translated at average exchange rates prevailing during the period. Resulting unrealized gains or losses on translating financial statements of foreign operations are reported in other comprehensive income.

For foreign operations with the same functional currency as the Company, monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date and non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expenses are translated at average exchange rates for the period. Translation exchange gains or losses of such operations are reflected in the consolidated statements of earnings.

SHARE-BASED PAYMENTS

Equity-settled plans

The Company operates equity-settled stock option and PSU plans under which the Company receives services from employees, officers and directors as consideration for equity instruments.

The fair value of those share-based payments is established on the grant date using the Black-Scholes option pricing model for the stock options and the closing price of Class A subordinate shares of the Company on the Toronto Stock Exchange (“TSX”) for the PSUs. The number of stock options and PSUs expected to vest are estimated on the grant date and subsequently revised on each reporting date. For stock options, the estimation of fair value requires making assumptions for the most appropriate inputs to the valuation model including the expected life of the option and expected stock price volatility. The fair values, adjusted for expectations related to performance conditions and for expected forfeitures, are recognized as share-based payment costs in earnings with a corresponding credit to contributed surplus on a graded-vesting basis over the vesting period.

When stock options are exercised, any consideration paid is credited to capital stock and the recorded fair value of the stock option is removed from contributed surplus and credited to capital stock. When PSUs are exercised, the recorded fair value of PSUs is removed from contributed surplus and credited to capital stock.

Share purchase plan

The Company operates a share purchase plan for eligible employees. Under this plan, the Company matches the contributions made by employees up to a maximum percentage of the employee’s salary. The Company contributions to the plan are recognized in salaries and other member costs within costs of services, selling and administrative.

FISCAL 2016 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

SHARE-BASED PAYMENTS (CONTINUED)

Cash-settled deferred share units

The Company operates a deferred share unit (“DSU”) plan to compensate the members of the Board of Directors. The expense is recognized, within costs of services, selling and administrative, for each DSU granted equal to the closing price of Class A subordinate shares of the Company on the TSX at the date on which DSUs are awarded and a corresponding liability is recorded in accrued compensation. After the grant date, the DSU liability is remeasured for subsequent changes in the fair value of the Company’s shares.

FINANCIAL INSTRUMENTS

All financial instruments are initially measured at their fair values. Subsequently, financial assets classified as loans and receivables and financial liabilities classified as other liabilities are measured at their amortized cost using the effective interest rate method. Financial assets and liabilities classified as fair value through earnings (“FVTE”) and classified as available-for-sale are measured subsequently at their fair values.

Financial instruments may be designated on initial recognition as FVTE if any of the following criteria are met: i) the financial instrument contains one or more embedded derivatives that otherwise would have to be accounted for separately; ii) the designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring the financial asset or liability or recognizing the gains and losses on them on a different basis; or iii) the financial asset and financial liability are part of a group of financial assets or liabilities that is managed and its performance evaluated on a fair value basis, in accordance with a documented risk management or investment strategy. Gains and losses related to periodic revaluations of financial assets and liabilities designated as FVTE are recorded in the consolidated statements of earnings.

The unrealized gains and losses, net of applicable income taxes, on available-for-sale assets are reported in other comprehensive income. Interest income earned and realized gains and losses on the sale of available-for-sale assets are recorded in the consolidated statements of earnings.

Transaction costs are comprised primarily of legal, accounting and other costs directly attributable to the issuance of the respective financial assets and liabilities. Transaction costs are capitalized to the cost of financial assets and liabilities classified as other than FVTE.

Financial assets are derecognized if the contractual rights to the cash flows from the financial asset expire or the asset is transferred and the transfer qualifies for derecognition. The transfer qualifies for derecognition if substantially all the risks and rewards of ownership of the financial asset are transferred.

The Company has made the following classifications:

FVTE

Cash and cash equivalents and derivative financial instruments (unless they qualify for hedge accounting). In addition, deferred compensation plan assets within long-term financial assets were designated by management as FVTE upon initial recognition as this reflected management’s investment strategy.

Loans and receivables

Trade accounts receivable, cash included in funds held for clients and long-term receivables within long-term financial assets.

Available-for-sale

Long-term bonds included in funds held for clients and in long-term investments within long-term financial assets.

Other liabilities

Accounts payable and accrued liabilities, accrued compensation, long-term debt and clients’ funds obligations.

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

FINANCIAL INSTRUMENTS (CONTINUED)

Fair value hierarchy

Fair value measurements recognized in the balance sheet are categorized in accordance with the following levels:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1, but that are observable for the asset or liability, either directly or indirectly; and

Level 3: inputs for the asset or liability that are not based on observable market data.

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS

The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign currency exchange risks. No derivative financial instruments are held or used for trading purposes.

Derivative financial instruments are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting date. The resulting gain or loss is recognized in the consolidated statements of earnings unless the derivative is designated and is effective as a hedging instrument, in which event the timing of the recognition in the consolidated statements of earnings depends on the nature of the hedge relationship. At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Company will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

The cash flows of the hedging transactions are classified in the same manner as the cash flows of the position being hedged. Derivative financial instruments used as hedging items are recorded at fair value in the consolidated balance sheets under current derivative financial instruments, long-term financial assets or long-term derivative financial instruments. Valuation models, such as discounted cash flow analysis using observable market inputs, are utilized to determine the fair values of the derivative financial instruments.

NET INVESTMENT HEDGES

Hedges on net investments in foreign operations

The Company uses cross-currency swaps and foreign currency denominated long-term debt to hedge portions of the Company’s net investments in its U.S. and European operations. Foreign exchange translation gains or losses on the net investments and the effective portions of gains or losses on instruments hedging the net investments are recorded in other comprehensive income. To the extent that the hedge is ineffective, such differences are recognized in consolidated statements of earnings. When the hedged net investment is disposed of, the relevant amount in other comprehensive income is transferred to earnings as part of the gain or loss on disposal.

CASH FLOW HEDGES

Cash flow hedges on future revenue and long-term debt

The majority of the Company’s costs are denominated in currency other than the Canadian dollar. The risk of foreign exchange fluctuation impacting the results is substantially mitigated by matching the Company’s costs with revenue denominated in the same currency. In certain cases where there is a substantial imbalance for a specific currency, the Company enters into foreign currency forward contracts to hedge the variability in the foreign currency exchange rates.

The Company also uses interest rate and cross currency swaps to hedge either the cash flow exposure or the foreign exchange exposure of the long-term debt.

FISCAL 2016 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS (CONTINUED)

CASH FLOW HEDGES (CONTINUED)

Those derivatives are documented as cash flow hedges and no component of the derivative contracts’ fair value are excluded from the assessment and measurement of hedge effectiveness. The effective portion of the change in fair value of the derivative financial instruments is recognized in other comprehensive income and the ineffective portion, if any, in the consolidated statements of earnings. The effective portion of the change in fair value of the derivatives is reclassified out of other comprehensive income into the consolidated statements of earnings when the hedged element is recognized in the consolidated statements of earnings.

FAIR VALUE HEDGES

Fair value hedges on Senior U.S. unsecured notes

The Company entered into interest rate swaps to hedge the fair value exposure of the issued fixed rate Senior U.S. unsecured notes. Under the interest rate swaps, the Company receives a fixed rate of interest and pays interest at a variable rate on the notional amount.

The changes in the fair value of the interest rate swaps are recognized in the consolidated statements of earnings as finance costs. The changes in the fair value of the hedged items attributable to the risk hedged is recorded as part of the carrying value of the Senior U.S. unsecured notes and are also recognized in the consolidated statements of earnings as finance costs. If the hedged items are derecognized, the unamortized fair value is recognized immediately in the consolidated statements of earnings.

EMPLOYEE BENEFITS

The Company operates post-employment benefit plans of both a defined contribution and defined benefit nature.

The cost of defined contribution plans is charged to the consolidated statements of earnings on the basis of contributions payable by the Company during the year.

For defined benefits plans, the defined benefit obligations are calculated by independent actuaries using the projected unit credit method. The retirement benefits obligations in the consolidated balance sheets represent the present value of the defined benefit obligation as reduced by the fair value of plan assets. The retirement benefits assets are recognized to the extent that the Company can benefit from refunds or a reduction in future contributions. Retirement benefit plans that are funded by the payment of insurance premiums are treated as defined contribution plans unless the Company has an obligation either to pay the benefits directly when they fall due or to pay further amounts if assets accumulated with the insurer do not cover all future employee benefits. In such circumstances, the plan is treated as a defined benefit plan.

Insurance policies are treated as plan assets of a defined benefit plan if the proceeds of the policy:

-	Can only be used to fund employee benefits;

-	Are not available to the Company’s creditors; and

-	Either cannot be paid to the Company unless the proceeds represent surplus assets not needed to meet all the benefit obligations or are a reimbursement for benefits already paid by the Company.

Insurance policies that do not meet the above criteria are treated as non-current investments and are held at fair value as long-term financial assets in the consolidated balance sheets.

The actuarial valuations used to determine the cost of defined benefit pension plans and their present value involve making assumptions about discount rates, future salary and pension increases, inflation rates and mortality. Any changes in these assumptions will impact the carrying amount of pension obligations. In determining the appropriate discount rate management considers the interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

EMPLOYEE BENEFITS (CONTINUED)

The current service cost is recognized in the consolidated statements of earnings under costs of services, selling and administrative. The net interest cost calculated by applying the discount rate to the net defined benefit liability or asset is recognized as net finance cost or income. When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in the consolidated statements of earnings. The gains or losses on the settlement of a defined benefit plan are recognized when the settlement occurs.

Remeasurements on defined benefit plans include actuarial gains and losses, changes in the effect of the asset ceiling and the return on plan assets, excluding the amount included in net interest on the net defined liability or assets. Remeasurements are charged or credited to other comprehensive income in the period in which they arise.

FUTURE ACCOUNTING STANDARD CHANGES

The following standards have been issued but are not yet effective:

IFRS 15 - Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers”, to specify how and when to recognize revenue as well as requiring the provision of more informative and relevant disclosures. The standard supersedes IAS 18, “Revenue”, IAS 11, “Construction Contracts”, and other revenue related interpretations. The standard will be effective on October 1, 2018 for the Company, with earlier adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 9 - Financial Instruments

In July 2014, the IASB amended IFRS 9, “Financial Instruments”, to bring together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The standard supersedes all previous versions of IFRS 9 and will be effective on October 1, 2018 for the Company with earlier adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 16 - Leases

In January 2016, the IASB issued IFRS 16, “Leases”, to set out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a lease contract. The standard supersedes IAS 17, “Leases”, “Leases”, and other lease related Interpretations. The standard will be effective on October 1, 2019 for the Company with earlier adoption permitted only if IFRS 15 “Revenue from Contracts with Customers” is also applied. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

4.	Accounts receivable

	As at September 30, 2016	As at September 30, 2015
	$	$
Trade (Note 30)	816,885	889,192
Other[1]	284,721	208,671
	1,101,606	1,097,863

1

Other accounts receivable include tax credits for the Development of E-Business, other tax credits for Research and Development and job and economic growth initiatives. The tax credits represent approximately $187,047,000 and $139,972,000 of other accounts receivable in 2016 and 2015, respectively.

FISCAL 2016 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

5.	Funds held for clients

	As at September 30, 2016	As at September 30, 2015
	$	$
Cash	173,554	299,433
Long-term bonds (Note 30)	195,976	196,964
	369,530	496,397

6.	Property, plant and equipment

	Land and buildings	Leasehold improvements	Furniture, fixtures and equipment	Computer equipment	Total
	$	$	$	$	$
Cost
As at September 30, 2015	84,432	209,594	159,947	665,633	1,119,606
Additions	650	18,987	19,085	134,322	173,044
Disposals/retirements	(12,947)	(16,123)	(9,278)	(114,575)	(152,923)
Foreign currency translation adjustment	(3,559)	(6,265)	(3,947)	(33,638)	(47,409)
As at September 30, 2016	68,576	206,193	165,807	651,742	1,092,318
Accumulated depreciation
As at September 30, 2015	14,589	147,219	89,121	395,568	646,497
Depreciation expense (Note 23)	5,590	19,860	17,187	120,468	163,105
Disposals/retirements	(3,673)	(16,123)	(6,522)	(102,245)	(128,563)
Foreign currency translation adjustment	(1,505)	(4,120)	(2,212)	(20,177)	(28,014)
As at September 30, 2016	15,001	146,836	97,574	393,614	653,025
Net carrying amount as at September 30, 2016	53,575	59,357	68,233	258,128	439,293

	Land and buildings	Leasehold improvements	Furniture, fixtures and equipment	Computer equipment	Total
	$	$	$	$	$
Cost
As at September 30, 2014	72,357	205,242	150,419	603,646	1,031,664
Additions	6,542	4,556	8,944	120,434	140,476
Disposals/retirements	—	(13,491)	(10,693)	(108,695)	(132,879)
Foreign currency translation adjustment	5,533	13,287	11,277	50,248	80,345
As at September 30, 2015	84,432	209,594	159,947	665,633	1,119,606
Accumulated depreciation
As at September 30, 2014	10,142	125,381	72,790	336,471	544,784
Depreciation expense (Note 23)	3,183	26,982	20,723	122,778	173,666
Disposals/retirements	—	(13,444)	(10,497)	(92,367)	(116,308)
Foreign currency translation adjustment	1,264	8,300	6,105	28,686	44,355
As at September 30, 2015	14,589	147,219	89,121	395,568	646,497
Net carrying amount as at September 30, 2015	69,843	62,375	70,826	270,065	473,109

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

6.	Property, plant and equipment (continued)

Property, plant and equipment include the following assets acquired under finance leases:

	As at September 30, 2016			As at September 30, 2015
	Cost	Accumulated depreciation	Net carrying amount	Cost	Accumulated depreciation	Net carrying amount
	$	$	$	$	$	$
Furniture, fixtures and equipment	18,030	9,082	8,948	14,033	7,953	6,080
Computer equipment	64,484	40,668	23,816	85,318	53,533	31,785
	82,514	49,750	32,764	99,351	61,486	37,865

7.	Contract costs

	As at September 30, 2016			As at September 30, 2015
	Cost	Accumulated amortization	Net carrying amount	Cost	Accumulated amortization	Net carrying amount
	$	$	$	$	$	$
Transition costs	392,908	189,381	203,527	414,604	235,640	178,964
Incentives	97,140	89,649	7,491	100,811	90,540	10,271
	490,048	279,030	211,018	515,415	326,180	189,235

FISCAL 2016 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

8.	Intangible assets

	Internal-use software acquired	Internal-use software internally developed	Business solutions acquired	Business solutions internally developed	Software licenses	Client relationships and other	Total
	$	$	$	$	$	$	$
Cost
As at September 30, 2015	92,959	55,340	128,370	388,040	174,095	954,667	1,793,471
Additions	5,669	17,112	1,943	37,501	68,683	8,984	139,892
Disposals/retirements	(629)	—	(34,190)	(36,062)	(22,795)	—	(93,676)
Foreign currency translation adjustment	(5,175)	(120)	(1,914)	(7,099)	(6,206)	(28,551)	(49,065)
As at September 30, 2016	92,824	72,332	94,209	382,380	213,777	935,100	1,790,622
Accumulated amortization
As at September 30, 2015	66,481	42,464	110,818	247,518	100,616	656,763	1,224,660
Amortization expense (Note 23)	9,880	4,066	6,467	30,341	35,583	90,558	176,895
Disposals/retirements	(629)	—	(34,190)	(36,062)	(22,196)	—	(93,077)
Foreign currency translation adjustment	(3,364)	(17)	(1,484)	(3,844)	(2,410)	(16,518)	(27,637)
As at September 30, 2016	72,368	46,513	81,611	237,953	111,593	730,803	1,280,841
Net carrying amount as at September 30, 2016	20,456	25,819	12,598	144,427	102,184	204,297	509,781

	Internal-use software acquired	Internal-use software internally developed	Business solutions acquired	Business solutions internally developed	Software licenses	Client relationships and other	Total
	$	$	$	$	$	$	$
Cost
As at September 30, 2014	102,686	50,736	126,715	310,486	164,461	896,359	1,651,443
Additions	2,241	7,269	369	38,100	38,409	—	86,388
Disposals/retirements	(17,206)	(2,902)	(7,691)	(5,050)	(40,373)	(26,213)	(99,435)
Foreign currency translation adjustment	5,238	237	8,977	44,504	11,598	84,521	155,075
As at September 30, 2015	92,959	55,340	128,370	388,040	174,095	954,667	1,793,471
Accumulated amortization
As at September 30, 2014	69,447	42,143	99,778	195,085	100,920	513,996	1,021,369
Amortization expense (Note 23)	10,666	3,125	10,391	25,460	30,664	106,000	186,306
Impairment (Note 23)	—	—	—	5,289	—	—	5,289
Disposals/retirements	(17,206)	(2,902)	(7,691)	(5,050)	(38,028)	(26,213)	(97,090)
Foreign currency translation adjustment	3,574	98	8,340	26,734	7,060	62,980	108,786
As at September 30, 2015	66,481	42,464	110,818	247,518	100,616	656,763	1,224,660
Net carrying amount as at September 30, 2015	26,478	12,876	17,552	140,522	73,479	297,904	568,811

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

9.	Other long-term assets

	As at September 30, 2016	As at September 30, 2015
	$	$
Insurance contracts held to fund defined benefit pension and life assurance arrangements - reimbursement rights (Note 16)	24,435	24,225
Retirement benefits assets (Note 16)	8,797	9,096
Deferred financing fees	2,882	3,286
Long-term maintenance agreements	20,942	14,971
Deposits	9,893	9,747
Other	20,021	8,028
	86,970	69,353
10. Long-term financial assets
	As at September 30, 2016	As at September 30, 2015
	$	$
Deferred compensation plan assets (Note 16 and Note 30)	42,139	38,238
Long-term investments (Note 30)	27,246	42,202
Long-term receivables	10,239	11,609
Derivative financial instruments (Note 30)	49,759	30,771
	129,383	122,820

FISCAL 2016 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

11.	Goodwill

The Company’s operations are managed through the following seven operating segments referred to as our Strategic Business Units, namely: United States of America (“U.S.”); Nordics; Canada; France (including Luxembourg and Morocco) (“France”); United Kingdom (“U.K.”); Eastern, Central and Southern Europe (primarily Netherlands and Germany) (“ECS”); and Asia Pacific (including Australia, India and the Philippines) (“Asia Pacific”). The operating segments reflect the current management structure and the way that the chief operating decision-maker, who is the President and Chief Executive Officer of the Company, evaluates the business.

The Company completed the annual impairment test as at September 30, 2016 and did not identify any impairment.

The variations in goodwill were as follows:

	U.S.	Nordics	Canada	France	U.K.	ECS	Asia Pacific	Total
	$	$	$	$	$	$	$	$
As at September 30, 2015	1,779,793	1,214,993	1,111,702	866,688	992,662	865,113	306,032	7,136,983
Business acquisitions	—	—	444	26,964	—	—	—	27,408
Foreign currency translation adjustment	(36,773)	(24,378)	—	(12,025)	(153,646)	(11,802)	7,566	(231,058)
As at September 30, 2016	1,743,020	1,190,615	1,112,146	881,627	839,016	853,311	313,598	6,933,333

Key assumptions in goodwill impairment testing

The key assumptions for the CGUs are disclosed in the following table:

As at September 30, 2016	U.S.	Nordics	Canada	France	U.K.	ECS	Asia Pacific
	%	%	%	%	%	%	%
Pre-tax WACC	11.8	10.0	9.0	9.2	8.1	9.1	19.2
Long-term growth rate of net operating cash flows[1]	2.0	1.9	2.0	2.0	1.9	1.9	2.0

As at September 30, 2015	U.S.	Nordics	Canada	France	U.K.	ECS	Asia Pacific
	%	%	%	%	%	%	%
Pre-tax WACC	11.3	11.4	9.0	10.6	9.9	10.8	19.5
Long-term growth rate of net operating cash flows[1]	2.0	1.8	2.0	1.9	1.8	1.7	2.0

[1]	The long-term growth rate is based on published industry research.

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

12.	Provisions

	Onerous leases[1,4]	Litigation and claims[2]	Decommissioning liabilities[3]	Restructuring[4]	Total
	$	$	$	$	$
As at September 30, 2015	39,483	24,159	38,753	54,640	157,035
Additional provisions	2,639	2,168	4,891	29,100	38,798
Utilized amounts	(13,492)	(10,553)	(2,278)	(69,724)	(96,047)
Reversals of unused amounts	(10,480)	(6,160)	(1,593)	—	(18,233)
Discount rate adjustment and imputed interest	184	—	433	—	617
Foreign currency translation adjustment	(2,088)	(614)	(3,500)	(590)	(6,792)
As at September 30, 2016	16,246	9,000	36,706	13,426	75,378
Current portion	6,362	9,000	8,582	10,980	34,924
Non-current portion	9,884	—	28,124	2,446	40,454

	Onerous leases[1,4]	Litigation and claims[2]	Decommissioning liabilities[3]	Restructuring[4]	Total
	$	$	$	$	$
As at September 30, 2014	45,649	31,593	44,781	91,872	213,895
Additional provisions	8,468	4,902	362	32,836	46,568
Utilized amounts	(15,262)	(2,919)	(489)	(70,416)	(89,086)
Reversals of unused amounts	(2,957)	(9,803)	(8,875)	—	(21,635)
Discount rate adjustment and imputed interest	319	—	431	—	750
Foreign currency translation adjustment	3,266	386	2,543	348	6,543
As at September 30, 2015	39,483	24,159	38,753	54,640	157,035
Current portion	15,408	24,159	7,460	47,371	94,398
Non-current portion	24,075	—	31,293	7,269	62,637

[1]

As at September 30, 2016, the timing of cash outflows relating to these provisions ranges between one and seven years (one and eight years as at September 30, 2015) and they were discounted at a weighted average rate of 0.77% (0.85% as at September 30, 2015). The reversals of unused amounts are mostly due to favourable settlements.

[2]

As at September 30, 2016, litigation and claims include provisions related to tax exposure (other than those related to income tax), contractual disputes, employee claims and other of nil, $5,289,000 and $3,711,000, respectively (as at September 30, 2015, $9,854,000, $6,405,000 and $7,900,000, respectively). The reversals of unused amounts are mostly due to favourable settlements of tax exposures and employee claims.

[3]

As at September 30, 2016, the decommissioning liability was based on the expected cash flows of $37,472,000 ($39,574,000 as at September 30, 2015) and was discounted at a weighted average rate of 0.98% (1.13% as at September 30, 2015). The timing of the settlement of these obligations ranges between one and eleven years as at September 30, 2016 (one and eight years as at September 30, 2015). The reversals of unused amounts are mostly due to favourable settlements.

[4]

During the year ended September 30, 2015, the Company announced a restructuring program of approximately $60,000,000 to advance the realization of benefits associated with productivity enablers and other cost initiatives expected to yield savings throughout fiscal 2016. For the year ended September 30, 2016, the Company incurred $29,100,000 of the announced program ($35,903,000 during the year ended September 30, 2015) of which $29,100,000 ($32,836,000 for the year ended September 30, 2015) was accounted for in the provision for restructuring and nil ($3,067,000 for the year ended September 30, 2015) was accounted for in the provision for onerous leases.

During the year ended September 30, 2016, the Company paid in total $57,353,000 related to the restructuring program ($1,567,000 during the year ended September 30, 2015) of which $55,568,000 ($1,567,000 for the year ended September 30, 2015) was for restructuring and $1,785,000 (nil for the year ended September 30, 2015) was for onerous leases. In addition, during the year ended September 30, 2016, the Company paid in total $19,431,000 related to the integration of Logica plc ($74,363,000 during the year ended September 30, 2015) of which $14,156,000 ($68,849,000 for the year ended September 30, 2015) was for restructuring and $5,275,000 ($5,514,000 for the year ended September 30, 2015) was for onerous leases.

FISCAL 2016 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

13.	Long-term debt

	As at September 30, 2016	As at September 30, 2015
	$	$

Senior U.S. unsecured notes repayable in December by tranches of $111,529 (U.S.$85,000) in 2016, $183,694 (U.S.$140,000) in 2018 and $328,025 (U.S.$250,000) in 2021[1]	630,881	640,693

Senior unsecured notes repayable in September by tranches of $52,484 (U.S.$40,000) in 2019, $72,166 (U.S.$55,000) in 2021, $393,630 (U.S.$300,000) in 2024, $459,235 (U.S.$350,000) in 7 yearly payments of U.S.$50,000 from 2018 to 2024 and $125,350 (€85,000) in 2021[2]	1,102,155	1,124,487

Unsecured committed term loan credit facility[3]	—	129,222

Obligations repayable in blended monthly installments maturing at various dates until 2021, bearing a weighted average interest rate of 2.57% (2.70% in 2015)	111,205	152,078

Obligations under finance leases repayable in blended monthly installments maturing at various dates until 2022, bearing a weighted average interest rate of 3.40% (3.48% in 2015)	42,172	57,170

Other long-term debt	24,562	23,437
	1,910,975	2,127,087
Current portion	192,036	230,906
	1,718,939	1,896,181

The Company has an unsecured committed revolving credit facility available for an amount of $1,500,000,000 that expires in December 2019. This facility bears interest at Bankers’ acceptance, LIBOR or Canadian prime, plus a variable margin that is determined based on the Company’s leverage ratio. As at September 30, 2016, no amount was drawn upon this facility. Also, an amount of $33,914,000 has been committed against this facility to cover various letters of credit issued for clients and other parties. On November 8, 2016, the facility was extended by two years to December 2021 and can be further extended. There were no material changes in the terms and conditions including interest rates and banking covenants. The unsecured committed revolving credit facility contains covenants that require the Company to maintain certain financial ratios (Note 31). As at September 30, 2016, the Company was in compliance with these covenants.

[1]

As at September 30, 2016, an amount of $623,248,000 was drawn, plus fair value adjustments relating to interest rate swaps designated as fair value hedges of $7,992,000 less financing fees of $359,000. The private placement financing with U.S. institutional investors is comprised of three tranches of Senior U.S. unsecured notes, with a weighted average maturity of 3.4 years and a weighted average interest rate of 4.57% (4.57% in 2015). The Senior U.S. unsecured notes contain covenants that require the Company to maintain certain financial ratios (Note 31). As at September 30, 2016, the Company was in compliance with these covenants.

[2]

As at September 30, 2016, an amount of $1,102,865,000 was drawn, less financing fees of $710,000. The private placement is comprised of four tranches of Senior U.S. unsecured notes and one tranche of Senior euro unsecured note, with a weighted average maturity of 5.9 years and a weighted average interest rate of 3.62% (3.62% in 2015). The Senior unsecured notes contain covenants that require the Company to maintain certain financial ratios (Note 31). As at September 30, 2016, the Company was in compliance with these covenants.

[3]

In January 2016, the Company repaid in advance, without penalty, the remaining portion of the May 2016 maturing tranche of unsecured committed term loan credit facility for a total amount of $129,736,000. Following the debt repayment, the Company settled the related floating-to-fixed interest rate swap with a notional amount of $109,730,000 with no material impact, and settled the related cross-currency swap with a notional amount of $109,730,000 (Note 30).

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

13.	Long-term debt (continued)

Principal repayments on long-term debt, excluding fair value hedges, obligations under finance leases and financing fees, over the forthcoming years are as follows:

			$
Less than one year			173,362
Between one and two years			101,253
Between two and five years			664,496
Beyond five years			922,769
Total principal payments on long-term debt			1,861,880

Minimum finance lease payments are as follows:	Principal	Interest	Payment
	$	$	$
Less than one year	18,738	978	19,716
Between one and two years	11,193	596	11,789
Between two and five years	11,479	453	11,932
Beyond five years	762	6	768
Total minimum finance lease payments	42,172	2,033	44,205

14.	Other long-term liabilities

	As at September 30, 2016	As at September 30, 2015
	$	$
Deferred revenue	151,292	167,576
Deferred compensation plan liabilities (Note 16)	43,844	40,940
Deferred rent	43,118	56,165
Other	6,053	12,542
	244,307	277,223

FISCAL 2016 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

15.	Income taxes

	Year ended September 30
	2016	2015
	$	$
Current income tax expense
Current income tax expense in respect of the current year	294,992	302,813
Adjustments recognized in the current year in relation to the income tax expense of prior years	(7,413)	(13,539)
Total current income tax expense	287,579	289,274
Deferred income tax expense
Deferred income tax expense relating to the origination and reversal of temporary differences	106,939	76,953
Deferred income tax expense relating to changes in tax rates	7,776	1,456
Adjustments recognized in the current year in relation to the deferred income tax expense of prior years	928	(901)
Recognition of previously unrecognized temporary differences	(19,153)	(15,790)
Total deferred income tax expense	96,490	61,718
Total income tax expense	384,069	350,992

The Company’s effective income tax rate differs from the combined Federal and Provincial Canadian statutory tax rate as follows:

	Year ended September 30
	2016	2015
	%	%
Company’s statutory tax rate	26.9	26.9
Effect of foreign tax rate differences	0.9	0.3
Final determination from agreements with tax authorities and expirations of statutes of limitations	(0.4)	(1.1)
Non-deductible and tax exempt items	(1.0)	0.5
Recognition of previously unrecognized temporary differences	(1.3)	(1.2)
Minimum income tax charge	0.8	0.9
Impact on future tax assets and liabilities resulting from tax rate changes	0.5	0.1
Effective income tax rate	26.4	26.4

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

15.	Income taxes (continued)

The continuity of deferred income tax balances is as follows:

	As at September 30, 2015	Additions from business acquisition	Recognized in earnings	Recognized in other comprehensive income	Recognized in equity	Foreign currency translation adjustment and other	As at September 30, 2016
			$	$	$	$	$
Accounts payable, accrued liabilities and other long-term liabilities	73,483	—	10,259	—	—	(2,650)	81,092
Tax benefits on losses carried forward	224,397	—	(76,391)	—	—	(13,281)	134,725
Accrued compensation	57,439	93	(23,819)	—	8,468	(401)	41,780
Retirement benefits obligations	32,491	—	3,041	6,565	—	(832)	41,265
Allowance for doubtful accounts	4,400	—	(3,698)	—	—	(104)	598
PP&E, contract costs, intangible assets and other long-term assets	(145,720)	(2,576)	13,632	—	—	(1,999)	(136,663)
Work in progress	(68,167)	—	(12,921)	—	—	1,538	(79,550)
Goodwill	(54,807)	—	(2,309)	—	—	1,066	(56,050)
Refundable tax credits on salaries	(21,131)	—	(1,085)	—	—	—	(22,216)
Cash flow hedges	(14,061)	—	265	3,959	—	802	(9,035)
Other liabilities	2,120	154	(3,464)	1,196	—	367	373
Deferred income taxes, net	90,444	(2,329)	(96,490)	11,720	8,468	(15,494)	(3,681)

	As at September 30, 2014	Recognized in earnings	Recognized in other comprehensive income	Recognized in equity	Foreign currency translation adjustment and other	As at September 30, 2015
	$	$	$	$	$	$
Accounts payable, accrued liabilities and other long-term liabilities	79,971	(14,397)	—	—	7,909	73,483
Tax benefits on losses carried forward	269,134	(58,650)	—	—	13,913	224,397
Accrued compensation	57,406	(7,846)	—	(386)	8,265	57,439
Retirement benefits obligations	35,315	(3,267)	(519)	—	962	32,491
Allowance for doubtful accounts	3,827	210	—	—	363	4,400
PP&E, contract costs, intangible assets and other long-term assets	(160,592)	27,278	—	—	(12,406)	(145,720)
Work in progress	(56,068)	(1,992)	—	—	(10,107)	(68,167)
Goodwill	(46,757)	211	—	—	(8,261)	(54,807)
Refundable tax credits on salaries	(17,966)	(3,165)	—	—	—	(21,131)
Cash flow hedges	(2,417)	(33)	(11,176)	—	(435)	(14,061)
Other liabilities	5,591	(67)	(2,578)	—	(826)	2,120
Deferred income taxes, net	167,444	(61,718)	(14,273)	(386)	(623)	90,444

The deferred income taxes are presented as follows in the consolidated balance sheets:

	As at September 30, 2016	As at September 30, 2015
	$	$
Deferred tax assets	179,898	261,431
Deferred tax liabilities	(183,579)	(170,987)
	(3,681)	90,444

FISCAL 2016 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

15.	Income taxes (continued)

As at September 30, 2016, the Company had $744,092,000 ($1,104,894,000 as at September 30, 2015) in operating tax losses carried forward, of which $105,505,000 ($131,980,000 as at September 30, 2015) expire at various dates up to 2036 and $638,587,000 ($972,914,000 as at September 30, 2015) have no expiry dates. The Company recognized a deferred tax asset of $170,075,000 ($267,350,000 as at September 30, 2015) on the losses carried forward and recognized a valuation allowance of $39,430,000 ($48,653,000 as at September 30, 2015). The resulting net deferred tax asset of $130,645,000 ($218,697,000 as at September 30, 2015) is the amount that is more likely than not to be realized, based on deferred tax liabilities reversal and future taxable profits. The unrecognized losses amounted to $143,700,000 ($167,100,000 as at September 30, 2015).

As at September 30, 2016, the Company had $662,334,000 ($663,275,000 as at September 30, 2015) in non-operating tax losses carried forward that have no expiry dates. The Company recognized a deferred tax asset of $113,125,000 ($130,903,000 as at September 30, 2015) on the losses carried forward and recognized a valuation allowance of $109,045,000 ($125,203,000 as at September 30, 2015). The resulting net deferred tax asset of $4,080,000 ($5,700,000 as at September 30, 2015) is the amount that is more likely than not to be realized, based on deferred tax liabilities reversal and future taxable profits. The unrecognized losses amounted to $638,300,000 ($634,800,000 as at September 30, 2015).

As at September 30, 2016, the Company has not recorded deferred tax liabilities on undistributed earnings of its foreign subsidiaries when they are considered indefinitely reinvested, unless it is probable that these temporary differences will reverse. Upon distribution of these earnings in the form of dividends or otherwise, the Company may be subject to taxes. The temporary differences associated with investments in foreign subsidiaries for which a deferred tax liability has not been recognized amounted to $2,339,815,000 ($2,031,729,000 as at September 30, 2015).

The cash and cash equivalents held by foreign subsidiaries were $557,800,000 as at September 30, 2016 ($263,607,000 as at September 30, 2015). The tax implications and impact related to its repatriation have been accounted for and will not materially affect the Company’s liquidity.

16.	Employee benefits

The Company operates various post-employment plans, including defined benefit and defined contribution pension plans as well as other benefit plans for its employees.

DEFINED BENEFIT PLANS

The Company operates defined benefit pension plans primarily for the benefit of employees in U.K., Germany, France, with smaller plans in other countries. The benefits are based on pensionable salary and years of service. U.K. and Germany plans are funded with the assets held in separate funds. The plan in France is unfunded.

The defined benefit plans expose the Company to interest risk, inflation risk, longevity risk, currency risk and market investment risk.

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

The following description focuses mainly on plans registered in U.K., Germany and France:

U.K.

In U.K., the Company has three defined benefit pension plans, CMG U.K. Pension Scheme, Logica U.K. Pension & Life Assurance Scheme and Logica Defined Benefit Pension Plan.

The CMG U.K. Pension Scheme is closed to new members and is closed to further accrual of rights for existing members. The Logica U.K. Pension & Life Assurance Scheme is still open but only for employees who come from the civil service with protected pensions. Logica Defined Benefit Pension Plan was created to mirror the Electricity Industry pension scheme and was created for employees that worked for National Grid and Welsh Water with protected benefits.

Both the Logica U.K. Pension & Life Assurance Scheme and Logica Defined Benefit Pension Plan are employer and employee based contribution plans.

The trustees are the custodians of the defined benefit pension plans and are responsible for the plan administration, including investment strategies. The trustees review periodically the investment and the asset allocation policies. As such, CMG U.K. Pension Scheme policy is to target an allocation of 35% to return-seeking assets such as equities and 65% towards a mixture of assets such as bonds and liability-driven investments such as investment funds; Logica Defined Benefit Pension plan policy is to invest 30% of the plan’s assets in equities and 70% in bonds; Logica U.K. Pension & Life Assurance Scheme target is to invest 20% of the Scheme’s assets in equities and 80% in bonds.

U.K. Pensions Act 2004 requires that full formal actuarial valuations are carried out at least every three years to determine the contributions that the Company should pay in order for the plan to meet its statutory objective, taking into account the assets already held. In the interim years, the trustees need to obtain estimated funding updates unless the scheme has less than 100 members in total.

The latest funding actuarial valuations of the CMG U.K. Pension Scheme as well as the Logica U.K. Pension & Life Assurance Scheme was performed in September 2015 and the results are expected to be available by the end of the 2016 calendar year. In the meantime, the Company continues to contribute to the CMG U.K. Pension Scheme in line with the last funding actuarial valuation, the quarterly payments of $3,074,000 to cover the deficit and approximately $342,000 to cover administration expenses.

The latest funding actuarial valuation for the Logica Defined Benefit Pension Plan was performed in June 2014 and reported a deficit of $3,074,000. During the year ended September 30, 2016, the Company contributed monthly payments of $102,000 to eliminate the funding shortfall and $10,000 to cover administration expenses.

Germany

In Germany, the Company has numerous defined benefit pension plans which are all closed to new members. In the majority of the plans, upon retirement of employees, the benefits are in the form of a monthly pension and in a few plans, the employees will receive an indemnity in the form of a lump-sum payment. About one third of the plans are bound by the former works council agreements. There are no mandatory funding requirements. The plans are funded by the contributions made by the Company. In some plans, insurance policies are taken out to fund retirement benefit plans. These do not qualify as plan assets and are presented as reimbursement rights.

France

In France, the retirement indemnities are provided in accordance with the Labour Code. Upon retirement, employees will receive an indemnity (depending on the salary and seniority in the Company) in the form of a lump-sum payment.

FISCAL 2016 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

The following table presents amounts for post-employment benefits plans included in the consolidated balance sheets:

As at September 30, 2016	U.K.	Germany	France	Other	Total
	$	$	$	$	$
Defined benefit obligations	(814,156)	(97,392)	(58,565)	(60,041)	(1,030,154)

Fair value of plan assets	792,665	12,403	—	17,575	822,643
	(21,491)	(84,989)	(58,565)	(42,466)	(207,511)
Fair value of reimbursement rights	—	23,269	—	1,166	24,435
Net liability recognized in the balance sheet	(21,491)	(61,720)	(58,565)	(41,300)	(183,076)

Presented as:

Other long-term assets (Note 9)

Insurance contracts held to fund defined benefit pension and life assurance arrangements - reimbursement rights	—	23,269	—	1,166	24,435

Retirement benefits assets	8,797	—	—	—	8,797

Retirement benefits obligations	(30,288)	(84,989)	(58,565)	(42,466)	(216,308)
	(21,491)	(61,720)	(58,565)	(41,300)	(183,076)

As at September 30, 2015	U.K.	Germany	France	Other	Total
	$	$	$	$	$
Defined benefit obligations	(753,583)	(82,380)	(49,603)	(48,727)	(934,293)

Fair value of plan assets	726,224	12,046	—	15,056	753,326
	(27,359)	(70,334)	(49,603)	(33,671)	(180,967)
Fair value of reimbursement rights	—	23,074	—	1,151	24,225
Net liability recognized in the balance sheet	(27,359)	(47,260)	(49,603)	(32,520)	(156,742)

Presented as:

Other long-term assets (Note 9)

Insurance contracts held to fund defined benefit pension and life assurance arrangements - reimbursement rights	—	23,074	—	1,151	24,225

Retirement benefits assets	9,096	—	—	—	9,096

Retirement benefits obligations	(36,455)	(70,334)	(49,603)	(33,671)	(190,063)
	(27,359)	(47,260)	(49,603)	(32,520)	(156,742)

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Defined benefit obligations	U.K.	Germany	France	Other	Total
	$	$	$	$	$
As at September 30, 2015	753,583	82,380	49,603	48,727	934,293

Liabilities assumed in a business acquisition	—	—	381	—	381

Current service cost	1,133	808	4,314	5,720	11,975

Interest cost	26,177	1,911	1,172	2,529	31,789

Actuarial losses due to change in financial assumptions[1]	199,229	15,576	8,178	4,849	227,832

Actuarial (gains) losses due to change in demographic assumptions[1]	(8,853)	—	(3,870)	121	(12,602)

Actuarial losses due to experience[1]	64	257	43	209	573

Past service cost	—	—	—	3,552	3,552

Plan participant contributions	181	—	—	22	203

Benefits paid from the plan	(21,781)	(225)	—	(2,085)	(24,091)

Benefits paid directly by employer	—	(1,926)	(577)	(1,882)	(4,385)

Foreign currency translation adjustment[1]	(135,577)	(1,389)	(679)	(1,721)	(139,366)
As at September 30, 2016	814,156	97,392	58,565	60,041	1,030,154
Defined benefit obligation of unfunded plans	—	—	58,565	34,436	93,001

Defined benefit obligation of funded plans	814,156	97,392	—	25,605	937,153
As at September 30, 2016	814,156	97,392	58,565	60,041	1,030,154

Defined benefit obligations	U.K.	Germany	France	Other	Total
	$	$	$	$	$
As at September 30, 2014	643,857	78,035	42,540	49,370	813,802

Obligations extinguished on settlement	—	—	—	(15,201)	(15,201)

Settlement gain	—	—	—	(1,819)	(1,819)

Current service cost	1,102	938	3,253	3,303	8,596

Interest cost	25,883	1,936	1,005	1,875	30,699

Actuarial losses (gains) due to change in financial assumptions[1]	14,421	1,206	(2,884)	4,134	16,877

Actuarial losses due to change in demographic assumptions[1]	5,496	—	4,556	1,568	11,620

Actuarial losses (gains) due to experience[1]	2,120	(2,328)	(928)	1,171	35

Past service cost	—	—	(343)	(103)	(446)

Plan participant contributions	196	—	—	143	339

Benefits paid from the plan	(15,380)	(448)	—	(925)	(16,753)

Benefits paid directly by employer	—	(1,732)	(152)	(1,647)	(3,531)

Foreign currency translation adjustment[1]	75,888	4,773	2,556	6,858	90,075
As at September 30, 2015	753,583	82,380	49,603	48,727	934,293
Defined benefit obligation of unfunded plans	—	—	49,603	26,891	76,494

Defined benefit obligation of funded plans	753,583	82,380	—	21,836	857,799
As at September 30, 2015	753,583	82,380	49,603	48,727	934,293

[1]	Amounts recognized in other comprehensive income.

FISCAL 2016 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Plan assets and reimbursement rights	U.K.	Germany	France	Other	Total
	$	$	$	$	$
As at September 30, 2015	726,224	35,120	—	16,207	777,551

Interest income on plan assets	25,494	813	—	1,087	27,394

Employer contributions	17,896	2,024	577	5,302	25,799

Return on assets excluding interest income[1]	178,033	437	—	597	179,067

Plan participants contributions	181	—	—	22	203

Benefits paid from the plan	(21,781)	(225)	—	(2,085)	(24,091)

Benefits paid directly by employer	—	(1,926)	(577)	(1,882)	(4,385)

Administration expenses paid from the plan	(1,839)	—	—	(3)	(1,842)

Foreign currency translation adjustment[1]	(131,543)	(571)	—	(504)	(132,618)
As at September 30, 2016	792,665	35,672	—	18,741	847,078
Plan assets	792,665	12,403	—	17,575	822,643

Reimbursement rights	—	23,269	—	1,166	24,435
As at September 30, 2016	792,665	35,672	—	18,741	847,078

Plan assets and reimbursement rights	U.K.	Germany	France	Other	Total
	$	$	$	$	$
As at September 30, 2014	601,313	33,000	—	26,888	661,201

Assets distributed on settlement	—	—	—	(15,201)	(15,201)

Interest income on plan assets	24,287	818	—	1,204	26,309

Employer contributions	17,975	2,191	152	1,863	22,181

Return on assets excluding interest income[1]	27,586	84	—	376	28,046

Plan participants contributions	196	—	—	143	339

Benefits paid from the plan	(15,380)	(1,154)	—	(925)	(17,459)

Benefits paid directly by employer	—	(1,732)	(152)	(1,214)	(3,098)

Administration expenses paid from the plan	(2,161)	—	—	(6)	(2,167)

Foreign currency translation adjustment[1]	72,408	1,913	—	3,079	77,400
As at September 30, 2015	726,224	35,120	—	16,207	777,551
Plan assets	726,224	12,046	—	15,056	753,326

Reimbursement rights	—	23,074	—	1,151	24,225
As at September 30, 2015	726,224	35,120	—	16,207	777,551

[1]	Amounts recognized in other comprehensive income.

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

The plan assets at the end of the year consist of:

As at September 30, 2016	U.K.	Germany	France	Other	Total
	$	$	$	$	$
Quoted equities	200,163	—	—	—	200,163

Quoted bonds	188,674	—	—	162	188,836

Property	30,004	—	—	—	30,004

Cash	62,708	—	—	55	62,763

Other[1]	311,116	12,403	—	17,358	340,877
	792,665	12,403	—	17,575	822,643

As at September 30, 2015	U.K.	Germany	France	Other	Total
	$	$	$	$	$
Quoted equities	180,891	—	—	—	180,891

Quoted bonds	331,677	—	—	141	331,818

Property	37,740	—	—	—	37,740

Cash	43,490	—	—	10	43,500

Other[1]	132,426	12,046	—	14,905	159,377
	726,224	12,046	—	15,056	753,326

[1]	Other is mainly composed of various insurance policies and quoted investment funds to cover some of the defined benefit obligations.

Plan assets do not include any shares of the Company, property occupied by the Company or any other assets used by the Company.

The following table summarizes the expense1 recognized in the consolidated statements of earnings:

	Year ended September 30
	2016	2015
	$	$
Current service cost	11,975	8,596

Settlement gain	—	(1,819)

Past service cost	3,552	(446)

Net interest on net defined benefit liability or asset	4,395	4,390

Administration expenses	1,842	2,167
	21,764	12,888

[1]

The expense was presented as costs of services, selling and administrative for an amount of $15,527,000 and as net finance costs for an amount of $6,237,000 ($6,331,000 and $6,557,000, respectively, for the year ended September 30, 2015) (Note 24).

FISCAL 2016 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Actuarial assumptions

The following are the principal actuarial assumptions (expressed as weighted averages). The assumed discount rates, future salary and pension increases, inflation rates and mortality all have a significant effect on the accounting valuation.

As at September 30, 2016	U.K.	Germany	France	Other
	%	%	%	%

Discount rate	2.31	1.04	1.04	3.86
Future salary increases	3.15	2.50	2.17	4.49
Future pension increases	3.11	1.50	—	—
Inflation rate	3.15	2.00	2.00	3.10

As at September 30, 2015	U.K.	Germany	France	Other
	%	%	%	%

Discount rate	3.78	2.40	2.40	4.93
Future salary increases	3.27	2.50	3.14	4.66
Future pension increases	3.21	2.00	—	—
Inflation rate	3.27	2.00	2.00	3.29

The average longevity over 65 of a member presently at age 45 and 65 are as follows:

As at September 30, 2016			U.K.	Germany
			(in years)
Longevity at age 65 for current members
Males			22.2	20.0
Females			24.2	24.0
Longevity at age 45 for current members
Males			23.9	22.0
Females			26.1	26.0

As at September 30, 2015			U.K.	Germany
			(in years)
Longevity at age 65 for current members
Males			22.4	19.0
Females			24.4	23.0
Longevity at age 45 for current members
Males			24.1	22.0
Females			26.3	26.0

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Actuarial assumptions (continued)

Assumptions regarding future mortality are set based on actuarial advice in accordance with published statistics and experience in each country. Mortality assumptions for the most significant countries are based on the following post-retirement mortality tables for the year ended September 30, 2016: (1) U.K.: 100% S2PxA (year of birth) plus CMI_2015 projections with 1.25% p.a. minimum long term improvement rate, (2) Germany: Heubeck RT2005G (3) and France: INSEE TVTD 2009-2011.

The following table shows the sensitivity of the defined benefit obligations to changes in the principal actuarial assumptions:

As at September 30, 2016	U.K.	Germany	France
	$	$	$
Increase of 0.25% in the discount rate	(36,935)	(3,556)	(2,476)
Decrease of 0.25% in the discount rate	39,406	3,762	2,612
Salary increase of 0.25%	724	80	2,588
Salary decrease of 0.25%	(714)	(78)	(2,466)
Pension increase of 0.25%	17,860	1,802	—
Pension decrease of 0.25%	(16,963)	(1,721)	—
Increase of 0.25% in inflation rate	28,843	1,802	2,588
Decrease of 0.25% in inflation rate	(27,303)	(1,721)	(2,466)
Increase of one year in life expectancy	24,093	2,918	444
Decrease of one year in life expectancy	(23,900)	(2,601)	(485)

As at September 30, 2015	U.K.	Germany	France
	$	$	$
Increase of 0.25% in the discount rate	(32,458)	(2,832)	(2,154)
Decrease of 0.25% in the discount rate	34,580	2,990	2,275
Salary increase of 0.25%	759	58	2,274
Salary decrease of 0.25%	(747)	(57)	(2,163)
Pension increase of 0.25%	14,804	1,452	—
Pension decrease of 0.25%	(14,089)	(1,390)	—
Increase of 0.25% in inflation rate	25,155	1,452	2,274
Decrease of 0.25% in inflation rate	(23,829)	(1,390)	(2,163)
Increase of one year in life expectancy	17,627	2,145	395
Decrease of one year in life expectancy	(17,656)	(1,927)	(426)

The sensitivity analysis above have been based on a method that extrapolates the impact on the defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the year.

The weighted average durations of the defined benefit obligations are as follows:

	Year ended September 30

	2016	2015
	(in years)

U.K.	20	19
Germany	15	15
France	18	18
Other	13	14

FISCAL 2016 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

The Company expects to contribute $19,161,000 to defined benefit plans during the next year, of which $16,046,000 relates to the U.K. plans, and $3,115,000 relating to the other plans. The contributions will include new benefit accruals and deficit recovery payments.

DEFINED CONTRIBUTION PLANS

The Company also operates defined contribution retirement plans. In some countries, contributions are made into state pension plans. The pension cost for defined contribution plans amounted to $236,678,000 in 2016 ($228,746,000 in 2015).

In addition, in Sweden the Company contributes to a multi-employer plan, Alecta SE (“Alecta”) pension plan, which is a defined benefit pension plan. This pension plan is classified as a defined contribution plan as sufficient information is not available to use defined benefit accounting. Alecta lacks the possibility of establishing an exact distribution of assets and provisions to the respective employers. The Company’s proportion of the total contributions to the plan is 0.77% and the Company’s proportion of the total number of active members in the plan is 0.56%.

Alecta uses a collective funding ratio to determine the surplus or deficit in the pension plan. Any surplus or deficit in the plan will affect the amount of future contributions payable. The collective funding is the difference between Alecta’s assets and the commitments to the policy holders and insured individuals. The collective solvency is normally allowed to vary between 125% and 155%, with the target being 140%. At September 30, 2016, Alecta’s collective funding ratio was 142% (148% in 2015). The plan expense was $34,528,000 in 2016 ($38,052,000 in 2015). The Company expects to contribute $30,028,000 to the plan during the next year.

OTHER BENEFIT PLANS

The Company maintains deferred compensation plans covering some of its U.S. and Germany management. Some of the plans include assets that will be used to fund the liabilities. As at September 30, 2016, the deferred compensation liability totaled $43,844,000 ($40,940,000 as at September 30, 2015) (Note 14) and the deferred compensation assets totaled $42,139,000 ($38,238,000 as at September 30, 2015) (Note 10).

For the deferred compensation plan in U.S., a trust was established so that the plan assets could be segregated; however, the assets are subject to the Company’s general creditors in the case of bankruptcy. The assets composed of investments vary with employees’ contributions and changes in the value of the investments. The change in liabilities associated with the plan is equal to the change of the assets. The assets in the trust and the associated liabilities totaled $41,423,000 as at September 30, 2016 ($37,439,000 as at September 30, 2015).

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Accumulated other comprehensive income

	As at September 30, 2016	As at September 30, 2015
	$	$

Items that will be reclassified subsequently to net earnings:

Net unrealized gains on translating financial statements of foreign operations, net of accumulated income tax expense of $69,777 as at September 30, 2016 ($72,873 as at September 30, 2015)	837,056	1,111,339

Net losses on derivative financial instruments and on translating long-term debt designated as hedges of net investments in foreign operations, net of accumulated income tax recovery of $72,490 as at September 30, 2016 ($75,316 as at September 30, 2015)	(466,799)	(485,245)

Net unrealized gains on cash flow hedges, net of accumulated income tax expense of $8,876 as at September 30, 2016 ($13,732 as at September 30, 2015)	13,931	32,228

Net unrealized gains on available-for-sale investments, net of accumulated income tax expense of $965 as at September 30, 2016 ($925 as at September 30, 2015)	2,947	2,718

Items that will not be reclassified subsequently to net earnings:

Net remeasurement losses on defined benefit plans, net of accumulated income tax recovery of $25,160 as at September 30, 2016 ($19,820 as at September 30, 2015)	(83,007)	(62,814)
	304,128	598,226

For the year ended September 30, 2016, $11,834,000 of the net unrealized gains previously recognized in other comprehensive income, net of income tax expense of $6,725,000, were reclassified to net earnings for derivative financial instruments designated as cash flow hedges ($9,092,000 of the net unrealized gains net of income tax expense of $4,101,000 for the year ended September 30, 2015).

FISCAL 2016 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

18.	Capital stock

Authorized, an unlimited number without par value:

First preferred shares, carrying one vote per share, ranking prior to second preferred shares, Class A subordinate shares and Class B shares with respect to the payment of dividends;

Second preferred shares, non-voting, ranking prior to Class A subordinate shares and Class B shares with respect to the payment of dividends;

Class A subordinate shares, carrying one vote per share, participating equally with Class B shares with respect to the payment of dividends and convertible into Class B shares under certain conditions in the event of certain takeover bids on Class B shares;

Class B shares, carrying ten votes per share, participating equally with Class A subordinate shares with respect to the payment of dividends and convertible at any time at the option of the holder into Class A subordinate shares.

For 2016 and 2015, the Class A subordinate and the Class B shares varied as follows:

	Class A subordinate shares		Class B shares		Total
	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$
As at September 30, 2014	279,311,564	2,199,778	33,272,767	46,419	312,584,331	2,246,197
Issued upon exercise of stock options1	3,187,455	67,028	—	—	3,187,455	67,028
PSUs exercised2	—	8,668	—	—	—	8,668
Repurchased and cancelled3	(6,725,735)	(54,918)	—	—	(6,725,735)	(54,918)
Repurchased and not cancelled3	—	(1,631)	—	—	—	(1,631)
Purchased and held in trust4	—	(11,099)	—	—	—	(11,099)
As at September 30, 2015	275,773,284	2,207,826	33,272,767	46,419	309,046,051	2,254,245
Issued upon exercise of stock options1	5,283,485	111,405	—	—	5,283,485	111,405
PSUs exercised2	—	21,250	—	—	—	21,250
Repurchased and cancelled3	(9,519,875)	(170,374)	—	—	(9,519,875)	(170,374)
Purchased and held in trust4	—	(21,795)	—	—	—	(21,795)
Conversion of shares5	420,019	586	(420,019)	(586)	—	—
As at September 30, 2016	271,956,913	2,148,898	32,852,748	45,833	304,809,661	2,194,731

[1]

The carrying value of Class A subordinate shares includes $21,972,000 ($13,474,000 in 2015), which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the year.

[2]

During the year ended September 30, 2016, 969,241 PSUs were exercised (316,857 during the year ended September 30, 2015) with a recorded value of $21,250,000 ($8,668,000 as at September 30, 2015) that was removed from contributed surplus. As at September 30, 2016, 1,192,308 Class A subordinate shares were held in trust under the PSU plan (1,719,827 as at September 30, 2015) (Note 19b).

[3]

On January 27, 2016, the Company’s Board of Directors authorized the renewal of a Normal Course Issuer Bid (“NCIB”) for the purchase of up to 21,425,992 Class A subordinate shares for cancellation on the open market through the TSX. The Class A subordinate shares are available for purchase commencing February 11, 2016, until no later than February 3, 2017, or on such earlier date when the Company completes its purchases or elects to terminate the bid.

During the year ended September 30, 2016, the Company repurchased 7,112,375 Class A subordinate shares from the Caisse de dépôt et placement du Québec for a cash consideration of $400,000,000. The excess of the purchase price over the carrying value in the amount of $247,893,000 was charged to retained earnings. In accordance with the requirements of TSX, the repurchase is considered in the annual aggregate limit that the Company is entitled to repurchase under its current NCIB. In addition, during the year ended September 30, 2016, the Company repurchased 2,207,500 Class A subordinate shares under the previous NCIB for cash consideration of $117,820,000 and the excess of the purchase price over the carrying value in the amount of $99,553,000 was charged to retained earnings.

During the year ended September 30, 2015 the Company repurchased 6,925,735 Class A subordinate shares under the previous NCIB for cash consideration of $332,535,000 and the excess of the purchase price over the carrying value in the amount of $275,986,000 was charged to retained earnings. As of September 30, 2015, 200,000 of repurchased Class A subordinate shares with a carrying value of $1,631,000 and a purchase value of $9,466,000 were held by the Company and were paid and cancelled during the year ended September 30, 2016 under the previous NCIB.

[4]	The trustee, in accordance with the terms of the PSU plan and a Trust Agreement, purchased 441,722 Class A subordinate shares of the Company on the open market for cash consideration of $21,795,000 during the year ended September 30, 2016 (288,535 Class A subordinate shares for $11,099,000 during the year ended September 30, 2015).

[5]	During the year ended September 30, 2016, a shareholder converted 420,019 Class B shares into 420,019 Class A subordinate shares.

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

19.	Share-based payments

a)	Stock options

Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, stock options to purchase Class A subordinate shares to certain employees, officers and directors of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the TSX on the day preceding the date of the grant. Stock options generally vest over four years from the date of grant conditionally upon achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death. As at September 30, 2016, 35,145,143 Class A subordinate shares have been reserved for issuance under the stock option plan.

The following table presents information concerning all outstanding stock options granted by the Company:

		2016		2015
	Number of options	Weighted average exercise price per share	Number of options	Weighted average exercise price per share
		$		$
Outstanding, beginning of year	20,629,392	29.23	19,728,106	22.88
Granted	3,882,977	62.53	7,061,519	44.20
Exercised	(5,283,485)	16.93	(3,187,455)	16.80
Forfeited	(2,558,272)	39.39	(2,972,778)	35.85
Expired	(46,993)	14.22	—	—
Outstanding, end of year	16,623,619	39.40	20,629,392	29.23
Exercisable, end of year	7,798,604	24.10	10,612,717	18.55

The weighted average share price at the date of exercise for share options exercised in 2016 was $58.65 ($46.48 in 2015).

The following table summarizes information about outstanding stock options granted by the Company as at September 30, 2016:

		Options outstanding		Options exercisable
Range of exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options	Weighted average exercise price
$			$		$
7.72 to 9.41	395,531	1.78	9.12	395,531	9.12
11.39 to 13.26	822,710	2.49	12.28	822,710	12.28
14.48 to 15.96	1,328,787	4.00	15.48	1,328,787	15.48
19.28 to 21.31	376,291	5.00	19.74	376,291	19.74
23.65 to 30.79	2,772,192	6.21	23.88	2,772,192	23.88
34.68 to 38.79	2,246,237	7.31	37.19	1,496,521	37.13
39.47 to 47.36	1,205,116	8.13	39.66	576,167	39.71
47.81 to 56.69	3,844,955	8.99	48.45	30,405	51.37
57.21 to 63.23	3,631,800	9.99	63.20	—	—
	16,623,619	7.47	39.40	7,798,604	24.10

FISCAL 2016 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

19.	Share-based payments (continued)

a)	Stock options (continued)

The fair value of stock options granted in the year and the weighted average assumptions used in the calculation of their fair value on the date of grant using the Black-Scholes option pricing model were as follows:

	Year ended September 30
	2016	2015
Grant date fair value ($)	13.11	9.38
Dividend yield (%)	0.00	0.00
Expected volatility (%)[1]	25.41	24.90
Risk-free interest rate (%)	0.56	0.98
Expected life (years)	4.00	4.00
Exercise price ($)	62.53	44.20
Share price ($)	62.53	44.20

[1]	Expected volatility was determined using statistical formulas and based on the weekly historical average of closing daily share prices over the period of the expected life of stock option.

b)	Performance share units

Under the PSU plan, the Board of Directors may grant PSUs to senior executives and other key employees (“participants”) which entitle them to receive one Class A subordinate share for each PSU. The vesting performance conditions are determined by the Board of Directors at the time of each grant. PSUs expire on the business day preceding December 31 of the third calendar year following the end of the fiscal year during which the PSU award was made, except in the event of retirement, termination of employment or death. Granted PSUs vest annually over a period of four years from the date of grant conditionally upon achievement of objectives.

Class A subordinate shares purchased in connection with the PSU plan are held in trust for the benefit of the participants. The trust, considered as a structured entity, is consolidated in the Company’s consolidated financial statements with the cost of the purchased shares recorded as a reduction of capital stock (Note 18).

The following table presents information concerning the number of outstanding PSUs granted by the Company:

Outstanding as at September 30, 2014	1,748,149
Granted[1]	530,000
Exercised	(316,857)
Forfeited	(241,465)
Outstanding as at September 30, 2015	1,719,827
Granted[1]	570,000
Exercised	(969,241)
Forfeited	(128,278)
Outstanding as at September 30, 2016	1,192,308

[1]	The PSUs granted in 2016 had a grant date fair value of $48.35 per unit ($37.84 in 2015).

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

19.	Share-based payments (continued)

c)	Share purchase plan

Under the share purchase plan, the Company contributes an amount equal to a percentage of the employee’s basic contribution, up to a maximum of 3.5%. An employee may make additional contributions in excess of the basic contribution however the Company does not match contributions in the case of such additional contributions. The employee and Company contributions are remitted to an independent plan administrator who purchases Class A subordinate shares on the open market on behalf of the employee through either the TSX or New York Stock Exchange.

d)	Deferred share unit plan

External members of the Board of Directors (“participants”) are entitled to receive part or their entire retainer fee in DSUs. DSUs are granted with immediate vesting and must be exercised no later than December 15 of the calendar year immediately following the calendar year during which the participant ceases to act as a Director. Each DSU entitles the holder to receive a cash payment equal to the closing price of Class A subordinate shares on the TSX on the payment date. As at September 30, 2016, the number of outstanding DSUs was 107,856 (124,354 DSUs as at September 30, 2015).

e)	Share-based payment costs

The share-based payment expense recorded in costs of services, selling and administrative expenses is as follows:

	Year ended September 30
	2016	2015
	$	$
Stock options	17,720	17,027
PSUs	20,579	13,387
Share purchase plan	87,683	78,342
DSUs	2,916	2,307
	128,898	111,063

20.	Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the years ended September 30:

			2016			2015

	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	1,068,716	304,808,130	3.51	977,556	311,477,555	3.14
Net effect of dilutive stock options and PSUs[2]		7,965,026			9,944,889
	1,068,716	312,773,156	3.42	977,556	321,422,444	3.04

[1]

During the year ended September 30, 2016, 9,519,875 Class A subordinate shares repurchased and 1,192,308 Class A subordinate shares held in trust were excluded from the calculation of weighted average number of shares outstanding as of the date of transaction (6,925,735 and 1,719,827, respectively, during year ended September 30, 2015).

[2]	The calculation of the diluted earnings per share excluded 3,842,800 stock options for the year ended September 30, 2016 (3,801,637 for the year ended September 30, 2015), as they were anti-dilutive.

FISCAL 2016 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

21.	Construction contracts in progress

Revenue from systems integration and consulting services under fixed-fee arrangements where the outcome of the arrangements can be estimated reliably is recognized using the percentage-of-completion method over the service periods. The Company primarily uses labour costs or labour hours to measure the progress towards completion. If the outcome of an arrangement cannot be estimated reliably, revenue is recognized to the extent of arrangement costs incurred that are likely to be recoverable.

Amounts recognized as revenue in excess of billings are classified as work in progress. Amounts received in advance of the delivery of products or performances of services are classified as deferred revenue.

The status of the Company’s construction contracts still in progress at the end of the reporting period was as follows:

	As at	As at
	September 30, 2016	September 30, 2015
	$	$
Recognized as:
Revenue in the respective year	1,443,169	1,416,488
Recognized as:
Amounts due from customers under construction contracts[1]	414,427	351,246
Amounts due to customers under construction contracts	(105,187)	(90,973)

[1]	As at September 30, 2016, retentions held by customers for contract work in progress amounted to $72,277,000 ($65,989,000 as at September 30, 2015).

22.	Costs of services, selling and administrative

	Year ended September 30
	2016	2015
	$	$
Salaries and other member costs[1]	6,254,917	6,050,985
Professional fees and other contracted labour	1,243,143	1,220,994
Hardware, software and data center related costs	795,347	708,206
Property costs	399,682	390,728
Amortization and depreciation (Note 23)	394,054	418,011
Other operating expenses	33,786	30,131
	9,120,929	8,819,055

[1]	Net of tax credits of $174,199,000 in 2016 ($113,416,000 in 2015).

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

23.	Amortization and depreciation

	Year ended September 30
	2016	2015
	$	$
Depreciation of PP&E1 (Note 6)	163,105	173,666
Amortization of intangible assets (Note 8)	176,895	186,306
Impairment of intangible assets[2] (Note 8)	—	5,289
Amortization of contract costs related to transition costs	54,054	52,750
Included in costs of services, selling and administrative (Note 22)	394,054	418,011

Amortization of contract costs related to incentives (presented as a reduction of revenue)	3,221	3,327
Amortization of deferred financing fees (presented in finance costs)	1,154	1,188
Amortization of premiums and discounts on investments related to funds held for clients (presented net as a reduction of revenue)	1,631	1,518
	400,060	424,044

[1]	Depreciation of PP&E acquired under finance leases was $14,471,000 in 2016 ($16,895,000 in 2015).

[2]	The impairment of intangible assets, for the year ended September 30, 2015, relates to a business solution that was no longer expected to generate future economic benefits, and is included in the U.S. segment.

24.	Net finance costs

	Year ended September 30
	2016	2015
	$	$
Interest on long-term debt	70,257	86,252
Net interest cost on the net defined benefit plans (Note 16)	6,237	6,557
Other finance costs	3,542	766
Finance costs	80,036	93,575
Finance income	(1,610)	(718)
	78,426	92,857

25.	Investments in subsidiaries

There were no significant acquisitions or disposals for the year ended September 30, 2016 and 2015.

On November 4, 2016, the Company announced the closing of the acquisition of Collaborative Consulting, LLC (“Collaborative Consulting”), a system integration and consulting company headquartered in Boston, Massachusetts. The cash acquisition of all unit holder positions of Collaborative Consulting was completed effective November 3, 2016.

FISCAL 2016 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

26.	Supplementary cash flow information

a)  Net change in non-cash working capital items is as follows for the years ended September 30:

	2016	2015
	$	$
Accounts receivable	(35,829)	23,335
Work in progress	(102,354)	23,553
Prepaid expenses and other assets	(18,573)	39,157
Long-term financial assets	(4,802)	979
Accounts payable and accrued liabilities	16,764	(36,720)
Accrued compensation	(43,528)	(46,399)
Deferred revenue	3,551	(72,405)
Provisions	(77,192)	(63,385)
Long-term liabilities	(11,897)	(57,665)
Retirement benefits obligations	(1,150)	444
Derivative financial instruments	(2,256)	(919)
Income taxes	9,393	(11,716)
	(267,873)	(201,741)

b) Non-cash operating, investing and financing activities related to operations are as follows for the years ended September 30:

	2016	2015
	$	$
Operating activities
Accounts receivable	(15)	(67)
Accounts payable and accrued liabilities	36,139	17,774
Provisions	1,074	—
	37,198	17,707
Investing activities
Purchase of property, plant and equipment	(15,427)	(20,044)
Additions of intangible assets	(32,608)	(13,720)
Additions of long-term financial assets	—	(5,608)
	(48,035)	(39,372)
Financing activities
Increase in obligations under finance leases	9,238	20,336
Increase in obligations other than finance leases	1,584	10,728
Issuance of shares	15	67
Repurchase of Class A subordinate shares (Note 18)	—	(9,466)
	10,837	21,665

c) Interest paid and received and income taxes paid are classified within operating activities and are as follows for the years ended September 30:

	2016	2015
	$	$
Interest paid	82,369	88,894
Interest received	1,455	273
Income taxes paid	246,134	289,405

d) Cash and cash equivalents consisted fully of unrestricted cash as at September 30, 2016 and 2015.

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

27.	Segmented information

The following tables present information on the Company’s operations based on its current management structure managed through seven operating segments. Segment results are based on the location from which the services are delivered - the geographic delivery model (Note 11).

						Year ended September 30, 2016

	U.S.	Nordics	Canada	France	U.K.	ECS	Asia Pacific	Total
	$	$	$	$	$	$	$	$

Segment revenue	2,878,661	1,651,322	1,536,331	1,444,966	1,431,739	1,198,854	541,391	10,683,264
Earnings before restructuring costs, net finance costs and income tax expense1	486,295	186,742	345,483	174,685	154,262	114,256	98,588	1,560,311
Restructuring costs								(29,100)
Net finance costs								(78,426)
Earnings before income taxes								1,452,785

[1]

Total amortization and depreciation of $398,906,000 included in the in U.S., Nordics, Canada, France, U.K., ECS and Asia Pacific operating segments was $94,744,000, $69,385,000, $58,695,000, $34,542,000, $79,342,000, $40,427,000 and $21,771,000, respectively for the year ended September 30, 2016.

						Year ended September 30, 2015

	U.S.	Nordics	Canada	France	U.K.	ECS	Asia Pacific	Total
	$	$	$	$	$	$	$	$

Segment revenue	2,813,127	1,638,985	1,533,719	1,283,387	1,331,287	1,211,228	475,363	10,287,096
Earnings before restructuring costs, net finance costs and income tax expense[1]	454,325	153,841	343,692	146,615	163,603	118,141	77,091	1,457,308
Restructuring costs								(35,903)
Net finance costs								(92,857)
Earnings before income taxes								1,328,548

[1]

Total amortization and depreciation of $422,856,000 included in the in U.S., Nordics, Canada, France, U.K., ECS and Asia Pacific operating segments was $115,367,000, $66,910,000, $69,152,000, $31,933,000, $71,888,000, $42,722,000 and $24,884,000, respectively for the year ended September 30, 2015.

The accounting policies of each operating segment are the same as those described in the summary of significant accounting policies (Note 3). Intersegment revenue is priced as if the revenue was from third parties.

FISCAL 2016 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

27.	Segmented information (continued)

GEOGRAPHIC INFORMATION

The following table provides external revenue information based on the client’s location which is different from the revenue presented under operating segments, due to the intersegment revenue:

	2016	2015
	$	$
U.S.	2,969,506	2,985,577

Nordics

Sweden	829,080	847,737

Finland	648,981	637,564

Others	248,826	242,609

	1,726,887	1,727,910

Canada	1,643,680	1,507,326

France

France	1,433,354	1,259,975

Others	38,690	33,893

	1,472,044	1,293,868

U.K.	1,568,323	1,419,276

ECS

Netherlands	397,059	382,276

Germany	449,031	462,616

Others	318,991	348,423

	1,165,081	1,193,315

Asia Pacific

Others	137,743	159,824

	137,743	159,824

	10,683,264	10,287,096

The following table provides information for PP&E, contract costs and intangible assets based on their location:

	As at September 30, 2016	As at September 30, 2015
	$	$
U.S.	290,303	304,571

Canada	283,121	243,838

U.K.	234,743	267,714

France	76,654	85,752

Sweden	72,795	92,823

Finland	34,745	53,168

Germany	46,825	53,176

Netherlands	30,487	35,912

Rest of the world	90,419	94,201
	1,160,092	1,231,155

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

27.	Segmented information (continued)

INFORMATION ABOUT SERVICES

The following table provides revenue information based on services provided by the Company:

	2016	2015
	$	$
Outsourcing

IT Services	4,680,329	4,543,278

BPS	1,099,342	1,042,352

Systems integration and consulting	4,903,593	4,701,466
	10,683,264	10,287,096

MAJOR CLIENT INFORMATION

Contracts with the U.S. federal government and its various agencies, included within the U.S. segment, accounted for $1,405,955,000 (13.2%) of revenues for the year ended September 30, 2016 ($1,437,877,000 (14%) for the year ended September 30, 2015).

28.	Related party transactions

a)	Transactions with subsidiaries

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation. The Company owns 100% of the equity interests of its principal subsidiaries.

The Company’s principal subsidiaries whose revenues, based on the geographic delivery model, represent more than 3% of the consolidated revenues are as follows:

Name of subsidiary	Country of incorporation
CGI Technologies and Solutions Inc.	United States
CGI Federal Inc.	United States
CGI Suomi Oy	Finland
CGI Sverige AB	Sweden
Conseillers en gestion et informatique CGI Inc.	Canada
CGI Information Systems and Management Consultants Inc.	Canada
CGI France SAS	France
CGI IT UK Limited	United Kingdom
CGI Nederland BV	Netherlands
CGI Deutschland Ltd & Co KG	Germany
CGI Information Systems and Management Consultants Private Limited	India

b)	Compensation of key management personnel

Compensation of key management personnel, defined as the Executive Vice President and Chief Financial Officer, the Chief Operating Officer and the Board of Directors including the President and Chief Executive Officer, was as follows:

	2016	2015
	$	$
Short-term employee benefits	6,224	5,087
Share-based payments	23,803	15,165

FISCAL 2016 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

29.	Commitments, contingencies and guarantees

a)	Commitments

At September 30, 2016, the Company is committed under the terms of operating leases with various expiration dates up to 2026, primarily for the rental of premises and computer equipment used in outsourcing contracts, in the aggregate amount of approximately $687,294,000, excluding costs for services and taxes.

The future minimum lease payments under non-cancellable operating leases are due as follows:

$
Less than one year	201,444
Between one and two years	160,133
Between two and five years	232,758
Beyond five years	92,959

The majority of the lease agreements are renewable at the end of the lease period at market rates. The lease expenditure charged to the earnings, during the year was $223,289,000 ($290,713,000 in 2015), net of sublease income of $19,220,000 ($29,256,000 in 2015). As at September 30, 2016, the total future minimum sublease payments expected to be received under non-cancellable sublease were $25,801,000 ($97,442,000 as at September 30, 2015).

The Company entered into long-term service and other agreements representing a total commitment of $189,676,000. Minimum payments under these agreements are due as follows:

$
Less than one year	85,825
Between one and two years	64,719
Between two and five years	38,819
Beyond five years	313

b)	Contingencies

From time to time, the Company is involved in legal proceedings, audits, claims and litigation which primarily relate to tax exposure, contractual disputes and employee claims arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts and will ultimately be resolved when one or more future events occur or fail to occur. Although the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a materially adverse impact on the Company’s financial position, results of operations or the ability to carry on any of its business activities. Claims for which there is a probable unfavourable outcome are recorded in provisions (Note 12).

In addition, the Company is engaged to provide services under contracts with the U.S. Government. The contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. Government investigate whether the Company’s operations are being conducted in accordance with these requirements. Generally, the Government has the right to change the scope of, or terminate, these projects at its convenience. The termination or reduction in the scope, of a major government project could have a materially adverse effect on the results of operations and financial condition of the Company.

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

29.	Commitments, contingencies and guarantees (continued)

c)	Guarantees

Sale of assets and business divestitures

In connection with the sale of assets and business divestitures, the Company may be required to pay counterparties for costs and losses incurred as the result of breaches in contractual obligations, representations and warranties, intellectual property right infringement and litigation against counterparties, among others. While some of the agreements specify a maximum potential exposure of approximately $10,753,000 in total, others do not specify a maximum amount or limited period. It is not possible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at September 30, 2016. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its consolidated financial statements.

Other transactions

In the normal course of business, the Company may provide certain clients, principally governmental entities, with bid and performance bonds. In general, the Company would only be liable for the amount of the bid bonds if the Company refuses to perform the project once the bid is awarded. The Company would also be liable for the performance bonds in the event of default in the performance of its obligations. As at September 30, 2016, the Company had committed a total of $30,877,000 of these bonds. To the best of its knowledge, the Company is in compliance with its performance obligations under all service contracts for which there is a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a materially adverse effect on the Company’s consolidated results of operations or financial condition.

Moreover, the Company has letters of credit for a total of $94,983,000 in addition to the letters of credit covered by the unsecured committed revolving credit facility (Note 13). These guarantees are required in some of the Company’s contracts with customers.

FISCAL 2016 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

30.	Financial instruments

FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The following table presents certain financial liabilities measured at amortized cost categorized using the fair value hierarchy:

		As at September 30, 2016		As at September 30, 2015

	Level	Carrying amount	Fair value	Carrying amount	Fair value
		$	$	$	$
Financial liabilities for which fair value is disclosed
Other liabilities
Senior U.S. and euro unsecured notes	Level 2	1,733,036	1,855,143	1,765,180	1,839,478
Unsecured committed term loan credit facility	Level 2	—	—	129,222	129,385
Other long-term debt	Level 2	24,562	22,843	23,437	22,049
		1,757,598	1,877,986	1,917,839	1,990,912

The following table presents financial assets and liabilities measured at fair value categorized using the fair value hierarchy:

	Level	As at September 30, 2016	As at September 30, 2015
		$	$
Financial assets
Financial assets at fair value through earnings
Cash and cash equivalents	Level 2	596,529	305,262
Deferred compensation plan assets	Level 1	42,139	38,238
		638,668	343,500
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments	Level 2	22,226	26,567
Long-term derivative financial instruments	Level 2	49,759	30,771
		71,985	57,338
Available-for-sale
Long-term bonds included in funds held for clients	Level 2	195,976	196,964
Long-term investments	Level 2	27,246	42,202
		223,222	239,166
Financial liabilities
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments	Level 2	4,517	28,106
Long-term derivative financial instruments	Level 2	46,473	225
		50,990	28,331

There have been no transfers between Level 1 and Level 2 for the years ended September 30, 2016 and 2015.

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

30.	Financial instruments (continued)

FAIR VALUE MEASUREMENTS (CONTINUED)

The following table summarizes the fair value of outstanding derivative financial instruments:

	Recorded in derivative financial instruments	As at September 30, 2016	As at September 30, 2015
		$	$
Hedges on net investments in foreign operations

$831,400 cross-currency swaps in euro designated as a hedging instrument of the Company’s net investment in European operations ($109,730 as at September 30, 2015)	Long-term assets Current liabilities	31,603 —	— 22,297
Cash flow hedges on future revenue

nil foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Canadian dollar (U.S.$9,000 as at September 30, 2015)	Current liabilities	—	2,478

U.S.$31,033 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Indian rupee (U.S.$42,296 as at September 30, 2015)	Current assets	3,358	1,388
	Long-term assets	—	1,284
	Current liabilities	58	1,220
	Long-term liabilities	—	86

$116,700 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Canadian dollar and the Indian rupee ($151,916 as at September 30, 2015)	Current assets	11,935	14,795
	Long-term assets	7,429	16,212

kr55,500 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Swedish krona and the Indian rupee (kr77,100 as at September 30, 2015)
	Current assets	1,463	1,279
	Long-term assets	—	879

€8,900 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Indian rupee (€7,300 as at September 30, 2015)	Current assets	376	—
	Current liabilities	—	441

£15,200 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the British pound and the Indian rupee (£25,200 as at September 30, 2015)	Current assets	5,094	59
	Long-term assets	—	12
	Current liabilities	—	47
	Long-term liabilities	—	139

€52,700 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the British pound (€84,000 as at September 30, 2015)	Current assets	—	9,044
	Long-term assets	—	8,254
	Current liabilities	3,626	—
	Long-term liabilities	350	—

nil foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Swedish krona (€5,000 as at September 30, 2015)	Current liabilities	—	339

€8,300 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Moroccan dirham (€7,000 as at September 30, 2015)	Current assets	—	2
	Current liabilities	710	198

€8,300 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the euro and the Czech koruna (nil as at September 30, 2015)	Current liabilities	123	—
Cash flow hedges on unsecured committed term loan credit facility
nil interest rate swaps floating-to-fixed ($109,730 as at September 30, 2015)	Current liabilities	—	1,086

FISCAL 2016 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

30.	Financial instruments (continued)

FAIR VALUE MEASUREMENTS (CONTINUED)

	Recorded in derivative financial instruments	As at September 30, 2016	As at September 30, 2015
		$	$
Cash flow hedges on Senior U.S. unsecured notes
U.S.$600,000 cross-currency swaps to Canadian dollar (nil as at September 30, 2015)	Long-term liabilities	46,123	—

Fair value hedges on Senior U.S. unsecured notes
U.S.$250,000 interest rate swaps fixed-to-floating (U.S.$250,000 as at September 30, 2015)	Long-term assets	10,727	4,130

Valuation techniques used to value financial instruments are as follows:

-

The fair value of Senior U.S. and euro unsecured notes, the unsecured committed term loan credit facility and the other long-term debt is estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions;

-

The fair value of long-term bonds included in funds held for clients and in long-term investments is determined by discounting the future cash flows using observable inputs, such as interest rate yield curves or credit spreads, or according to similar transactions on an arm’s-length basis;

-	The fair value of foreign currency forward contracts is determined using forward exchange rates at the end of the reporting period;

-

The fair value of cross-currency swaps and interest rate swaps is determined based on market data (primarily yield curves, exchange rates and interest rates) to calculate the present value of all estimated flows;

-	The fair value of cash and cash equivalents is determined using observable quotes.

As at September 30, 2016, there were no changes in valuation techniques.

The Company expects that approximately $18,530,000 of the accumulated net unrealized gain on derivative financial instruments designated as cash flow hedges as at September 30, 2016 will be reclassified in the consolidated statements of earnings in the next 12 months.

During the year ended September 30, 2016, the Company’s hedging relationships were effective.

MARKET RISK

Market risk incorporates a range of risks. Movements in risk factors, such as interest rate risk and currency risk, affect the fair values of financial assets and liabilities.

Interest rate risk

The Company has interest rate swaps whereby the Company receives a fixed rate of interest and pays interest at a variable rate on the notional amount of a portion of its Senior U.S. unsecured notes. These swaps are being used to hedge the exposure to changes in the fair value of the debt.

The Company was also exposed to interest rate risk on its unsecured committed term loan credit facility and held interest rate swaps that mitigated this risk on a portion of that debt. Under these interest rate swaps, the Company received a variable rate of interest and paid interest at a fixed rate on the notional amount. Following the repayment of this debt during the year ended September 30, 2016, the Company settled the related floating-to-fixed interest rate swap with a notional amount of $109,730,000 (Note 13).

The Company analyzes its interest rate risk exposure on an ongoing basis using various scenarios to simulate refinancing or the renewal of existing positions. Based on these scenarios, a change in the interest rate of 1% would not have had a significant impact on net earnings and comprehensive income.

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

30.	Financial instruments (continued)

MARKET RISK (CONTINUED)

Currency risk

The Company operates internationally and is exposed to risk from changes in foreign currency exchange rates. The Company mitigates this risk principally through foreign currency denominated debt and derivative financial instruments. The Company uses the following derivative financial instruments which are foreign currency forward contracts to hedge contractual cash flows or forecasted cash flows in currencies other than the functional currency of its subsidiaries.

The Company hedges a portion of the translation of the Company’s net investments in its U.S. and European operations into Canadian dollar with unsecured committed term loan credit facility, Senior U.S. and euro unsecured notes. The Company also hedges a portion of the translation of the Company’s net investments in its European operations with cross-currency swaps.

During the year ended September 30, 2016, the Company entered into Canadian dollar to euro cross-currency swap agreements for a notional amount of $831,400,000 designated as hedging instruments of the Company’s net investment in European operations.

During the year ended September 30, 2016, the Company settled cross-currency swaps with a notional amount of $109,730,000 ($859,070,000 for the year ended September 30, 2015) for a net amount of $24,057,000 ($121,615,000 for the year ended September 30, 2015). The loss on settlements was recognized in other comprehensive income and will be transferred to earnings when the net investment is disposed of.

During the year ended September 30, 2016, the Company has entered into cross-currency swap agreements, for a notional amount of U.S.$600,000,000, related to its Senior U.S. unsecured notes. The cross-currency swaps are designated as cash flow hedges to offset the variability in the exchange rate between the U.S. and Canadian dollar.

The Company has also entered into foreign currency forward contracts to hedge the variability in various foreign currency exchange rates on future revenues.

Hedging relationships are designated and documented at inception and quarterly effectiveness assessments are performed during the year.

The Company is mainly exposed to fluctuations in the Swedish krona, the U.S. dollar, the euro and the British pound. The following table details the Company’s sensitivity to a 10% strengthening of the Swedish krona, the U.S. dollar, the euro and the British pound foreign currency rates on net earnings and comprehensive income against the Canadian dollar. The sensitivity analysis on net earnings presents the impact of foreign currency denominated financial instruments and adjusts their translation at period end for a 10% strengthening in foreign currency rates. The sensitivity analysis on other comprehensive income presents the impact of a 10% strengthening in foreign currency rates on the fair value of foreign currency forward contracts designated as cash flow hedges and on net investment hedges.

				2016				2015
	Swedish krona impact	U.S. dollar impact	euro impact	British pound impact	Swedish krona impact	U.S. dollar impact	euro impact	British pound impact
(Decrease) increase in net earnings	(913)	(1,581)	2,964	(450)	12	(2,095)	(6,014)	(3,645)

Decrease in other comprehensive income	(847)	(85,380)	(92,264)	(2,581)	(1,223)	(170,039)	(41,048)	(6,149)

FISCAL 2016 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

30.	Financial instruments (continued)

LIQUIDITY RISK

Liquidity risk is the risk that the Company is not able to meet its financial obligations as they fall due or can do so only at excessive cost. The Company’s activities are financed through a combination of the cash flows from operations, borrowing under existing credit facilities, the issuance of debt and the issuance of equity. One of management’s primary goals is to maintain an optimal level of liquidity through the active management of the assets and liabilities as well as the cash flows.

The following table summarizes the carrying amount and the contractual maturities of both the interest and principal portion of significant financial liabilities. All amounts contractually denominated in foreign currency are presented in Canadian dollar equivalent amounts using the period-end spot rate.

As at September 30, 2016	Carrying amount	Contractual cash flows	Less than one year	Between one and two years	Between two and five years	Beyond five years
	$	$	$	$	$	$
Non-derivative financial liabilities

Accounts payable and accrued liabilities	1,107,863	1,107,863	1,107,863	—	—	—

Accrued compensation	523,553	523,553	523,553	—	—	—

Senior U.S. & euro unsecured notes	1,733,036	2,083,673	178,105	130,140	786,108	989,320

Obligations other than finance leases	111,205	115,362	48,860	35,668	30,834	—

Obligations under finance leases	42,172	44,205	19,716	11,789	11,932	768

Other long-term debt	24,562	24,687	15,404	1,187	3,797	4,299

Clients’ funds obligations	365,994	365,994	365,994	—	—	—

Derivative financial (assets) liabilities

Cash flow hedges on future revenue	(24,788)

Outflow		4,813	4,454	359	—	—

(Inflow)		(31,221)	(22,510)	(3,945)	(4,766)	—

Cross-currency swaps	14,520

Outflow		865,655	17,906	83,678	536,888	227,183

(Inflow)		(917,944)	(30,315)	(95,920)	(558,094)	(233,615)

Interest rate swaps	(10,727)

Outflow		68,273	12,413	12,413	37,240	6,207

(Inflow)		(90,025)	(16,368)	(16,368)	(49,105)	(8,184)
	3,887,390	4,164,888	2,225,075	159,001	794,834	985,978

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

30.	Financial instruments (continued)

LIQUIDITY RISK (CONTINUED)

As at September 30, 2015	Carrying amount	Contractual cash flows	Less than one year	Between one and two years	Between two and five years	Beyond five years
	$	$	$	$	$	$
Non-derivative financial liabilities

Accounts payable and accrued liabilities	1,113,636	1,113,636	1,113,636	—	—	—

Accrued compensation	571,883	571,883	571,883	—	—	—

Senior U.S. & euro unsecured notes	1,765,180	2,196,917	70,053	181,860	618,368	1,326,636

Unsecured committed term loan credit facility	129,222	131,161	131,161	—	—	—

Obligations other than finance leases	152,078	159,839	63,901	43,991	51,552	395

Obligations under finance leases	57,170	59,615	32,719	14,492	10,535	1,869

Other long-term debt	23,437	23,711	10,335	3,916	4,079	5,381

Clients’ funds obligations	492,965	492,965	492,965	—	—	—

Derivative financial (assets) liabilities

Cash flow hedges on future revenue	(48,260)

Outflow		5,094	4,840	254	—	—

(Inflow)		(57,516)	(27,374)	(19,461)	(10,681)	—

Cross-currency swaps	22,297

Outflow		134,049	134,049	—	—	—

(Inflow)		(112,276)	(112,276)	—	—	—

Interest rate swaps	(3,044)

Outflow		631,605	232,764	11,612	34,836	352,393

(Inflow)		(663,713)	(236,804)	(16,715)	(50,146)	(360,048)
	4,276,564	4,686,970	2,481,852	219,949	658,543	1,326,626

As at September 30, 2016, the Company held cash and cash equivalents and long-term investments of $623,775,000 ($347,464,000 as at September 30, 2015). The Company also had available $1,466,086,000 in unsecured committed revolving credit facility ($1,456,776,000 as at September 30, 2015). The funds held for clients of $369,530,000 ($496,397,000 as at September 30, 2015) fully covered the clients’ funds obligations. As at September 30, 2016, trade accounts receivable amounted to $816,885,000 ($889,192,000 as at September 30, 2015). Given the Company’s available liquid resources as compared to the timing of the payments of liabilities, management assesses the Company’s liquidity risk to be low.

FISCAL 2016 RESULTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

30.	Financial instruments (continued)

CREDIT RISK

The Company takes on exposure to credit risk, which is the risk that a counterparty will be unable to pay amounts in full when due. Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, accounts receivable and long-term investments. The maximum exposure of credit risk is generally represented by the carrying amount of these items reported on the consolidated balance sheets.

The Company is exposed to credit risk in connection with long-term investments through the possible inability of borrowers to meet the terms of their obligations. The Company mitigates this risk by investing primarily in high credit quality corporate and government bonds with a credit rating of A or higher.

The Company has accounts receivable derived from clients engaged in various industries including governmental agencies, finance, telecommunications, manufacturing and utilities that are not concentrated in any specific geographic area. These specific industries may be affected by economic factors that may impact trade accounts receivable. However, management does not believe that the Company is subject to any significant credit risk in view of the Company’s large and diversified client base. Overall, management does not believe that any single industry or geographic region represents a significant credit risk to the Company.

The following table sets forth details of the age of trade accounts receivable that are past due:

	2016	2015
	$	$
Not past due	684,454	737,332
Past due 1-30 days	76,339	84,425
Past due 31-60 days	19,415	28,825
Past due 61-90 days	10,749	13,046
Past due more than 90 days	31,241	30,741
	822,198	894,369
Allowance for doubtful accounts	(5,313)	(5,177)
	816,885	889,192

The carrying amount of trade accounts receivable is reduced by an allowance account and the amount of the loss is recognized in the consolidated statements of earnings within costs of services, selling and administrative. When a receivable balance is considered uncollectible, it is written off against the allowance for doubtful accounts. Subsequent recoveries of amounts previously written off are credited against costs of services, selling and administrative in the consolidated statements of earnings.

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2016 and 2015

(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.	Capital risk management

The Company is exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth. The main objectives of the Company’s risk management process are to ensure that risks are properly identified and that the capital base is adequate in relation to these risks.

The Company manages its capital to ensure that there are adequate capital resources while maximizing the return to shareholders through the optimization of the debt and equity balance. As at September 30, 2016, total managed capital was $8,999,358,000 ($8,556,720,000 as at September 30, 2015). Managed capital consists of long-term debt, including the current portion (Note 13), cash and cash equivalents, long-term investments (Note 10) and shareholders’ equity. The basis for the Company’s capital structure is dependent on the Company’s expected business growth and changes in the business environment. When capital needs have been specified, the Company’s management proposes capital transactions for the approval of the Company’s Audit and Risk Management Committee and Board of Directors. The capital risk policy remains unchanged from prior periods.

The Company monitors its capital by reviewing various financial metrics, including the following:

-	Net Debt/Capitalization

-	Debt/EBITDA

Net debt, capitalization and EBITDA are additional measures. Net debt represents debt (including the current portion and the fair value of derivative financial instruments) less cash and cash equivalents and long-term investments. Capitalization is shareholders’ equity plus debt. EBITDA is calculated as earnings from continuing operations before income taxes, finance costs, depreciation, amortization and restructuring costs. The Company believes that the results of the current internal ratios are consistent with its capital management objectives.

The Company is subject to external covenants on its Senior U.S. and euro unsecured notes and unsecured committed term loan credit facility. The ratios are as follows:

-	A leverage ratio, which is the ratio of total debt to EBITDA for the four most recent quarters[1].

-

An interest and rent coverage ratio, which is the ratio of the EBITDAR for the four most recent quarters to the total finance costs and the operating rentals in the same periods. EBITDAR, a non-GAAP measure, is calculated as EBITDA before rent expense[1].

-

In the case of the Senior U.S. and euro unsecured notes, a minimum net worth is required, whereby shareholders’ equity, excluding foreign exchange translation adjustments included in accumulated other comprehensive income, cannot be less than a specified threshold.

These ratios are calculated on a consolidated basis.

The Company is in compliance with these covenants and monitors them on an ongoing basis. The ratios are also reviewed quarterly by the Company’s Audit and Risk Management Committee. The Company is not subject to any other externally imposed capital requirements.

[1]	In the event of an acquisition, the available historical financial information of the acquired Company will be used in the computation of the ratios.

FISCAL 2016 RESULTS

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Shareholder Information

Shareholder information listing

IPO: 1986

Toronto Stock Exchange, April 1992: GIB.A

New York Stock Exchange, October 1998: GIB

Number of shares outstanding as of September 30, 2016:

271,956,913 Class A subordinate shares

32,852,748 Class B shares

High/low of share price from October 1, 2015 to September 30, 2016:

	TSX (CDN$)	NYSE (U.S.$)

High:	65.84	50.58

Low:	46.91	35.38

The certifications required by National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings whereby CGI’s Chief Executive Officer and Chief Financial Officer certify the accuracy of the information contained in the Company’s annual information form, annual financial statements and annual Management’s Discussion and Analysis are filed with the applicable Canadian securities authorities in Canada on SEDAR (sedar.com). Similar certifications required by Rule 13a-14(a) of the U.S. Exchange Act of 1934 and Section 302 of the Sarbanes-Oxley Act of 2002 are included as exhibits to our Form 40-F which is filed with the US Securities and Exchange Commission on EDGAR (sec.gov). Furthermore, the certification required by Section 303A.12 of the NYSE Listed Company Manual is filed annually with the New York Stock Exchange. CGI’s corporate governance practices do not differ in any material respect from those required of domestic companies under New York Stock Exchange listing standards. A summary of these practices is set out in the report of the Corporate Governance Committee contained in the Company’s Management Proxy Circular which is filed annually with the applicable securities authorities in Canada and the United States and which is made available on SEDAR and EDGAR, respectively, as well as on CGI’s website (cgi.com).

Auditors

Ernst & Young LLP

Transfer agent

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1 800 564-6253

www.investorcentre.com/service

Investor relations

For further information about the Company, additional copies of this report or other financial information, please contact:

CGI Group Inc.

Investor Relations

Email: ir@cgi.com

Web: cgi.com/investors

1350 René-Lévesque Blvd West

Montréal, Québec H3G 1T4

Canada

Tel.: 514-841-3200

Annual general meeting of shareholders

Wednesday, February 1, 2017 at 11:00 a.m.

Le Ritz-Carlton Montréal

Oval Room

1228 Sherbrooke Street West

Montréal, Québec H3G 1H6

Canada

A live webcast of the Annual General Meeting will be available via cgi.com/investors. Complete instructions for viewing the webcast will be available on CGI’s website. To vote by phone or by using the Internet, please refer to the instructions provided in the CGI Management Proxy Circular.

The online version of CGI’s annual report is available at cgi.com/investors.

Le rapport annuel 2016 de CGI est aussi publié en français et disponible sur cgi.com/investisseurs.

Founded in 1976, CGI is one of the largest IT and business process services providers in the world. With 68,000 professionals operating in hundreds of locations around the globe, CGI helps clients become customer-centric digital organizations. We deliver high-quality business consulting, systems integration and transformational outsourcing services, complemented by more than 150 IP-based solutions, to support clients in transforming into digital enterprises end-to-end. CGI works with clients across the globe through a unique client proximity and best-fit global delivery model to accelerate their digital transformation and drive competitive advantage.

cgi.com

© 2016 CGI Group Inc.